Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

dated as of

November 21, 2017

by and among

STONE ENERGY CORPORATION,

SAILFISH ENERGY HOLDINGS CORPORATION,

SAILFISH MERGER SUB CORPORATION,

TALOS ENERGY LLC

and

TALOS PRODUCTION LLC

i

EXHIBITS

Exhibit A	Form of Amended and Restated Certificate of Incorporation of New Sailfish
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Stockholders’ Agreement
Exhibit D	Form of Bylaws of New Sailfish
Exhibit E	Form of Amended and Restated Certificate of Incorporation of the Surviving Entity
Exhibit F	Form of Amended and Restated Bylaws of the Surviving Entity
Exhibit G	Form of Green Contributor Assignment
Exhibit H-1	Form of Franklin Voting Agreement
Exhibit H-2	Form of MacKay Voting Agreement
Exhibit I	Form of Support Agreement
Exhibit J	Form of Debt Exchange Agreement
Exhibit K	Listing of Certain Apple Entities

ANNEXES

Annex 1.01(a)	Example Calculation of Green Total Contribution Consideration
Annex 2.02	Directors, Managers, and Officers of the Surviving Entity
Annex 7.11	New Sailfish Board of Directors, and Executive Officers of New Sailfish and Old Sailfish LLC
Annex 8.03(e)	Green Related Party Transactions to be Terminated

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of November 21, 2017, is entered into by and among Stone Energy Corporation, a Delaware corporation (“Sailfish”), Sailfish Energy Holdings Corporation, a Delaware corporation and a wholly owned direct subsidiary of Sailfish (“New Sailfish”), Sailfish Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of New Sailfish (“Merger Sub”), Talos Energy LLC, a Delaware limited liability company (“Green Energy”) and Talos Production LLC, a Delaware limited liability company (“Green Production” and, together with Green Energy, the “Green Signing Parties”). Sailfish, New Sailfish, Merger Sub, Green Energy and Green Production are referred to individually as a “Party” and collectively as “Parties”.

WITNESSETH:

WHEREAS, in anticipation of the transactions contemplated below, (i) Sailfish has formed New Sailfish and (ii) New Sailfish has formed Merger Sub;

WHEREAS, the Parties desire to combine the Green Entities (as defined below) with Sailfish in a transaction involving the following steps (collectively, the “Transaction Steps”):

(i) Prior to Closing:

(A) (1) Riverstone V Talos Holdings, L.P., a Delaware limited partnership (the “Ride Aggregator”), will distribute the portion of its Class A Equity Interests in Green Energy allocable to Riverstone V Non-U.S. Talos Corp, a Delaware corporation (the “Ride Blocker”), to Riverstone Energy V Talos Partnership, L.P., a Delaware limited partnership (the “Ride Intermediate Partnership”) and (2) the Ride Intermediate Partnership will distribute (in complete liquidation of the Ride Intermediate Partnership) (x) all of the Class A Equity Interests in Green Energy received from the Ride Aggregator to the Ride Blocker and (y) its Equity Interests in the Ride Aggregator to its general partner;

(B) (1) Apollo Talos Holdings, L.P., a Delaware limited partnership (the “Apple Aggregator”), will distribute the portion of its Class A Equity Interests in Green Energy allocable to the Apple Blockers (as defined below) to the Apple Intermediate Partnerships (as defined below) and (2) the Apple Intermediate Partnerships will distribute all of the Class A Equity Interests in Green Energy received from the Apple Aggregator to the Apple Blockers;

(C) The Ride Aggregator will form a new Delaware limited liability company (the “Ride Green Feeder”);

(D) (1) The Ride Aggregator will contribute all of its remaining Equity Interests in Green Energy to the Ride Green Feeder and (2) the Class B/C Unitholders will contribute a portion (as determined under Section 2.01(e)) of their Equity Interests, including any Class A Equity Interests held by such Class B/C Unitholders, in Green Energy to the Ride Green Feeder;

(E) The Apple Aggregator will form a new Delaware limited liability company (the “Apple Green Feeder,” and together with the Ride Green Feeder, the “Green Feeders”);

(F) (1) The Apple Aggregator will contribute all of its remaining Equity Interests in Green Energy to the Apple Green Feeder and (2) the Class B/C Unitholders will contribute all of their remaining (as described in Section 2.01(h)) Equity Interests, including any Class A Equity Interests held by such Class B/C Unitholders, in Green Energy to the Apple Green Feeder;

(G) The Equity Interests in Green Production, all of which are and will be at that time indirectly held by Green Energy, will be distributed by Green Energy to the Green Feeders, the Ride Blocker, and the Apple Blockers; and

(H) The Equity Interests in Green Energy held by the Green Feeders, the Ride Blocker, and the Apple Blockers (which will at that time constitute all of the Equity Interests in Green Energy) will be contributed to Green Production ((A) – (H) collectively and as more specifically described in Section 2.01 and as such steps may be amended pursuant to the Support Agreement, the “Green Reorganization”);

(ii) On the Closing Date, Merger Sub will merge with and into Sailfish, with Sailfish as the surviving corporation in the merger and a direct wholly owned subsidiary of New Sailfish, on the terms and subject to the conditions set forth herein (the “Merger”);

(iii) As a result of the Merger, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), each issued and outstanding share of common stock, par value $0.01 per share, of Sailfish (the “Sailfish Common Stock”) will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive one share of common stock, par value $0.01 per share, of New Sailfish (the “New Sailfish Common Stock”);

(iv) Immediately following the Merger, and in the following order, (A) New Sailfish will contribute all of the Equity Interests in the Surviving Entity to New Sailfish Sub (as defined herein) (the “New Sailfish Contribution”) and (B) New Sailfish Sub will cause the Surviving Entity to be converted into a Delaware limited liability company (“Old Sailfish LLC”) by the filing of a Certificate of Formation and a Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), and New Sailfish Sub will become the sole managing member of Old Sailfish LLC (the “Conversion” and, together with the Merger, and the New Sailfish Contribution, the “New Sailfish Reorganization”);

(v) Immediately following the New Sailfish Reorganization, (A) the Green Feeders will contribute all of their Equity Interests in Green Production (which pursuant to the Green Reorganization, will then own all of the other Green Entities) to New

Sailfish in exchange for New Sailfish Common Stock (the “Green Production Contribution”), (B) (i) the Apple Fund VII Blocker Holding Companies (as defined herein) will contribute all of their Equity Interests in the Apple Fund VII Blocker (as defined herein) to AIF VII (AIV), L.P. a Delaware limited partnership, (ii) the Apple ANRP Blocker Holding Company (as defined herein) will contribute all of its Equity Interests in the Apple ANRP Blocker (as defined herein) to ANRP DE Holdings, L.P., a Delaware limited partnership (clauses (B)(i) and (B)(ii) together, the “Intermediate Blocker Contributions”) and (iii) the Apple Blocker Holding Companies (as defined herein) will contribute all of their Equity Interests in the Apple Blockers (including, for the avoidance of doubt, the Equity Interests in the Apple Blockers contributed to the Apple Blocker Holding Companies pursuant to the immediately preceding clause) to New Sailfish in exchange for New Sailfish Common Stock, and (C) the Ride Blocker Holding Company (as defined herein) will contribute all of its Equity Interests in the Ride Blocker (together with the Equity Interests in Green Production contributed by the Green Feeders and the Equity Interests in the Apple Blockers contributed by the Apple Blocker Holding Companies, the “Contributed Equity Interests”) to New Sailfish in exchange for New Sailfish Common Stock (clauses (B)(iii) and (C) together, the “Green Blocker Contributions”, and together with the Green Production Contribution, all as more specifically described in Section 2.13 and as such steps may be amended pursuant to the Support Agreement, the “Green Contribution”);

(vi) Following the Green Contribution, (A) New Sailfish Sub will contribute all of the Equity Interests of Old Sailfish LLC to Green Production in exchange for Equity Interests in Green Production and (B) immediately thereafter, Green Production will contribute all of the Equity Interests of Old Sailfish LLC to Green Energy (together, the “Old Sailfish LLC Contributions”) and Green Energy will become the sole managing member of Old Sailfish LLC;

(vii) Immediately following the Old Sailfish LLC Contributions and as part of the plan, (A) the Apple Bondholders and the Ride Bondholders (each as defined below), or any Affiliate of the Apple Bondholder or the Ride Bondholders to which their respective Green Notes (as defined below) have been assigned in accordance with the Debt Exchange Agreement, will exchange their Green Notes for New Sailfish Common Stock pursuant to the terms and conditions of the Debt Exchange Agreement (as defined below) (the “Green Debt Exchange”), and (B) New Sailfish shall contribute the Green Notes to Green Production in exchange for additional Equity Interests in Green Production. Following such contribution of the Green Notes by New Sailfish to Green Production, the Green Notes shall be cancelled by operation of law;

(viii) Immediately following the Green Debt Exchange and as part of the plan, (A) each of the Bridge Loan Lenders (as defined in the Debt Exchange Agreement) will exchange their respective portions of the $172,023,000 in aggregate principal amount of bridge loans (the “Bridge Loans”) borrowed by Green Production and Talos Production Finance Inc., a Delaware corporation (“Green Production Finance”), under the Second Lien Bridge Loan Agreement (as defined below) for newly-issued second lien notes (the “New Second Lien Notes”) of Green Production and Green Production Finance and (B) Green Production will pay a work fee (the “Bridge Loan Work Fee”) in cash to each

Bridge Loan Lender (as defined in the Debt Exchange Agreement) equal to the percentage set forth in the Debt Exchange Agreement of the aggregate principal amount of the Bridge Loans exchanged by such Bridge Loan Lender (as defined in the Debt Exchange Agreement) pursuant to the terms and conditions of the Debt Exchange Agreement (the “Bridge Loan Lender Exchange”);

(ix) Immediately following the Green Debt Exchange and substantially concurrently with the Bridge Loan Lender Exchange, and as part of the plan, (A) each of (i) Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts that are holders of the Sailfish Notes (as defined below) (“Franklin Bondholder”), (ii) MacKay Shields LLC, as investment manager on behalf of certain of its clients that are holders of the Sailfish Notes (as defined below), (“MacKay Bondholder”) and (iii) other eligible holders of 7.500% Senior Secured Notes due 2022 of Sailfish (“Sailfish Notes”) beneficially owning at least a majority of all Sailfish Notes (excluding any Sailfish Notes that are required to be disregarded and deemed not to be outstanding for voting purposes under the definition of “Outstanding” of the indenture dated as of February 28, 2017 governing the Sailfish Notes as in effect on the date hereof (the “Sailfish Notes Indenture”)) (such eligible other exchanging holders, “Other Exchanging Sailfish Noteholders”) will exchange Sailfish Notes pursuant to, (x) in the case of the Franklin Bondholder and MacKay Bondholder, the terms and conditions of the Debt Exchange Agreement (the “Franklin/MacKay Debt Exchange”), and (y) in the case of the Other Exchanging Sailfish Noteholders, a tender offer and consent solicitation made after the date hereof and consummated on the Closing Date (the “Tender Offer and Consent Solicitation”, together with the Franklin/MacKay Debt Exchange, the “Sailfish Debt Exchange”), (B) Green Production shall contribute the Sailfish Notes received by it in the Sailfish Debt Exchange to Old Sailfish LLC and following such contribution such Sailfish Notes shall be cancelled by operation of law, (C) a supplemental indenture (the “Sailfish Notes Supplemental Indenture”) to the Sailfish Notes Indenture executed by Sailfish and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent under the Sailfish Notes Indenture (the “Sailfish Notes Trustee”) amending the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents (as defined below) shall have become operative on the Closing Date and (D) Green Production will pay a work fee (the “Sailfish Notes Work Fee”) in cash to each holder of Sailfish Notes who exchanges its Sailfish Notes for New Second Lien Notes equal to the percentage set forth in the Debt Exchange Agreement of the aggregate principal amount of the Sailfish Notes exchanged by such holders of Sailfish Notes pursuant to the terms and conditions of the Sailfish Debt Exchange;

(x) Immediately following the Green Debt Exchange and as part of the plan, (A) Green Production, Green Production Finance and certain subsidiaries thereof, as guarantors, intend to enter into a new revolving credit facility (the “New Revolving Credit Facility”), and related documentation; and

(xi) The Ride Blocker Holding Company and the Apple Blocker Holding Companies will directly or indirectly transfer their New Sailfish Common Stock to the Ride Green Feeder or the Apple Green Feeder, respectively;

WHEREAS, as a condition to and concurrently with the execution of this Agreement, shareholders of Sailfish representing a majority of the outstanding shares of Sailfish Common Stock, on a fully diluted basis, have entered into voting agreements substantially in the form of Exhibits H-1 and H-2 (each, a “Voting Agreement”) pursuant to which (subject to the terms of each such agreement) such shareholders have agreed to vote their shares in favor of the approval and adoption of this Agreement and the Transactions;

WHEREAS, as a condition to and concurrently with the execution of this Agreement, Apple and Ride have entered into a Support Agreement substantially in the form of Exhibit I (the “Support Agreement”) pursuant to which, subject to the terms and conditions of such agreement, each such party has agreed, among other things, to cause their Subsidiaries and Affiliates, as applicable, to effect the Green Reorganization and the Green Contribution;

WHEREAS, the Board of Directors of Sailfish (the “Sailfish Board”), at a meeting duly noticed and called and held by unanimous vote, (a) determined that the terms of this Agreement and the transactions contemplated hereby (including the Merger, the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents) are, in each case, in the best interests of Sailfish and Sailfish’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger, the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents), (c) directed that this Agreement be submitted to the stockholders of Sailfish for their consideration, and (d) recommended that the holders of Sailfish Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Green Contribution, the Green Debt Exchange, the Bridge Loan Lender Exchange and the Sailfish Debt Exchange and, in each case, the related documents;

WHEREAS, the respective boards of directors of New Sailfish and Merger Sub have approved this Agreement and the Transactions (as defined below), and have determined that this Agreement and the Transactions are advisable to, and in the best interests of, their respective companies and their respective equityholders;

WHEREAS, the board of managers of Green Energy and the sole member of Green Production have approved this Agreement and the Transactions (as defined below);

WHEREAS, the Apple Aggregator and the Ride Aggregator have approved the execution, delivery and performance by Green Energy of this Agreement and the consummation of the Transactions in accordance with the DLLCA and its Organizational Documents (as defined below);

WHEREAS, each of the Franklin Bondholder(s), the MacKay Bondholder(s), the Apple Bondholders, the Ride Bondholders and the holders of the Bridge Loans has entered into the Debt Exchange Agreement and has agreed to consummate the exchanges contemplated thereby on the Closing Date, subject to the terms and conditions set forth therein; and

WHEREAS, the sole shareholders of New Sailfish and Merger Sub have approved this Agreement and the consummation of the Transactions in accordance with the DGCL and the DLLCA, as applicable, and their respective Organizational Documents (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Aggregated Group” means, with respect to any Person, all entities, trades and businesses (regardless of whether incorporated) that together with such Person would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Apple” means Apollo Management VII, L.P., a Delaware limited partnership and Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership.

“Apple ANRP Blocker” means the entity listed in Exhibit K under the heading “Apple ANRP Blocker”.

“Apple ANRP Blocker Holding Company” means the entities listed in Exhibit K under the heading “Apple ANRP Blocker Holding Company”.

“Apple Blockers” means the entities listed in Exhibit K under the heading “Apple Blockers”.

“Apple Blocker Holding Companies” means the entities listed in Exhibit K under the heading “Apple Blocker Holding Companies”.

“Apple Bondholders” means the entities listed in Exhibit K under the heading “Apple Bondholders”.

“Apple Debt Exchange Consideration” means the shares of New Sailfish Common Stock to be issued to the Apple Bondholders (or any Affiliate of the Apple Bondholders) at the Closing pursuant to the Debt Exchange Agreement.

“Apple Entity” means Apple and any Apple Subsidiary or Affiliate (other than any Green Entity) that is party to any Combination Agreement or whose action is necessary to effect any of the Transactions.

“Apple Fund VII Blocker” means the entity listed in Exhibit K under the heading “Apple Fund VII Blocker”.

“Apple Fund VII Blocker Holding Companies” means the entities listed in Exhibit K under the heading “Apple Fund VII Blocker Holding Companies”.

“Apple Intermediate Partnerships” means the entities listed in Exhibit K under the heading “Apple Intermediate Partnerships”.

“beneficial ownership,” including the correlative terms “beneficial owner” and “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the principal offices of the SEC in Washington, D.C. or banks in the City of Houston in the United States of America are authorized or required by Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Class A Parent Percentage” means, with respect to either Ride or Apple, the percentage determined by dividing (a) the number of Class A Equity Interests in Green Energy held by, in the case of Ride, the Ride Aggregator and the Ride Blocker, or, in the case of Apple, the Apple Aggregator and the Apple Blockers, by (b) the total number of Class A Equity Interests in Green Energy held by the Ride Aggregator, the Ride Blocker, the Apple Aggregator and the Apple Blockers.

“Class B/C Unitholders” means the holders of Series B Units and/or Series C Units of Green Energy.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Agreements” means this Agreement and each other agreement executed and delivered, or to be executed and delivered, in connection herewith, including the Support Agreement, the Debt Exchange Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Voting Agreements.

“Competing Proposal” means any bona fide Contract, proposal, offer, or indication of interest (whether or not in writing) relating to any transaction or series of related transactions (other than transactions with any of the Green Entities) involving: (i) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined in Section 13(d) of the Exchange Act) of any business or assets of Sailfish or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) where the fair market value of the assets so acquired would represent more than 20% of the fair market value of all the assets of Sailfish and its Subsidiaries, taken as a whole, immediately prior to such transaction, or any license, exchange, transfer, disposition, lease or long-term supply agreement having a similar economic effect; (ii) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Sailfish Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Sailfish Common Stock; (iii) any merger, consolidation, share exchange, share issuance, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sailfish which is structured to permit any Person or group to acquire beneficial ownership of 20% or more of Sailfish’s and its Subsidiaries’ assets or Equity Interests, including 20% or more of the outstanding Equity Interests of any surviving entity or resulting direct or indirect parent of Sailfish; or (iv) any combination of the foregoing.

“Contract” means any written or oral contract, indenture, bond, concession, franchise, agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument, or other legally binding arrangement.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of November 9, 2017, by and among JPMorgan Chase Bank, N.A. and Talos Production LLC, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Debt Exchange Agreement” means the Debt Exchange Agreement substantially in the form of Exhibit J dated as of the date hereof among Sailfish, New Sailfish, Green Production, Green Production Finance, and the lenders and noteholders listed on the signature pages and Schedules A through D thereof.

“Debt Provider” means the Debt Sources and any of their respective former, current or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing.

“Debt Source” means JPMorgan Chase Bank, N.A., and any other arranger or lender that is or may become party to the Debt Commitment Letter, any joinder agreements relating thereto and/or the definitive agreements executed in connection with the Debt Commitment Letter.

“Decommissioning Obligations” means any and all existing and future claims, costs, charges, expenses, obligations and liabilities associated with, and liability for, plugging, abandoning, decommissioning, removing, remediating or restoring all Oil and Gas Properties, whether such claims, costs, charges, expenses, obligations and liabilities are incurred under or pursuant to any contracts or under any Law or Permit, and including any residual liability for anticipated or necessary continuing insurance, maintenance and monitoring costs. Decommissioning Obligations include all of the following: (a) the plugging, replugging and abandonment of all wells, either active or inactive; (b) the removal, abandonment and disposal of all platforms, structures, facilities, foundations, wellheads, tanks, pipelines, flowlines, pumps, compressors, separators, heater treaters, valves, fittings, platforms and equipment and machinery of any nature and all materials contained therein, located on or used in connection with the Oil and Gas Properties; (c) the clearance, restoration and remediation of the lands, groundwater and water-bottoms and the cleanup and complete reclamation of the sea floor portion of the lands, leases or units associated with the Oil and Gas Properties; and (d) the removal, remediation and abatement of any contamination or pollution (including Hazardous Materials) associated with the Oil and Gas Properties.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions, or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, or other similar arrangements related to such transactions.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy, stock option, restricted stock, stock purchase plan, equity or equity-based compensation plan or arrangement, phantom equity or appreciation rights plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation plan, agreement or arrangement, change in control plan or agreement, employee loan agreement, fringe benefit plan or arrangement, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options, or encumbrances of any kind.

“Environmental Laws” means all Laws concerning or relating to prevention of pollution, protection of the environment (including natural resources), remediation of contamination or restoration of environmental quality, or worker/occupational health and safety, including those laws relating to the presence, use, manufacturing, production, generation, handling, transport, treatment, recycling, storage, disposal, importing, labeling, testing, processing, discharge, Release, reporting, control, investigation, remediation, or other action or failure to act involving Hazardous Materials.

“Environmental Permit” means any Permit related to or required by Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, or similar interest in any Person, and any option, warrant, right, equity-based awards or security (including debt securities) convertible, exchangeable, or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” means the agent for the surrender of Sailfish Common Stock in exchange for New Sailfish Common Stock, which shall be a nationally recognized bank or trust company designated by Sailfish and reasonably acceptable to Green Energy.

“FIRPTA” means the sections of the Code and the Treasury Regulations implementing the Foreign Investment in Real Property Tax Act of 1980.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any federal, state, local, international, supranational, national or other, whether foreign or domestic, governmental entity, quasi-governmental entity, court, tribunal or arbitral body, commission, board, bureau, agency or instrumentality, or any administrative, executive, governmental or regulatory or self-regulatory body, department, subdivision, branch, agency, or authority thereof.

“Green Annual Reports” means the Annual Reports for the year ended December 31, 2016 and for the year ended December 31, 2015 as set forth on Section 1.01(GAR) of the Green Disclosure Letter.

“Green Benefit Plans” means any Employee Benefit Plan (i) under which any current or former employee, director or independent contractor of any Green Entity has any present or future rights to benefits or (ii) that is sponsored, maintained, or contributed to by any Green Entity or any member of its Aggregated Group, to which any Green Entity or any member of its Aggregated Group is a party, to which any Green Entity or any member of its Aggregated Group is obligated to contribute, or with respect to which any Green Entity or any member of its Aggregated Group could have any liability (including any contingent liability).

“Green Competing Proposal” means any bona fide Contract, proposal, offer, or indication of interest (whether or not in writing) relating to any transaction or series of related transactions (other than the Transactions) that (i) would require the same consents, approvals and other authorizations of Mexican Governmental Entities with respect to any or all of the Mexican Granting Instruments as are required to consummate the Transactions and (ii) involve: (A) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined in Section 13(d) of the Exchange Act) of any business or assets of the Green Entities (including capital stock of or ownership interest in any Green Entity) where the fair market value of the assets so acquired would represent more than 50% of the fair market value of all the assets of the Green Entities, taken as a whole, immediately prior to such transaction, or any license, exchange, transfer, disposition, lease or long-term supply agreement having a similar economic effect; (B) any direct or indirect acquisition of beneficial ownership by any Person or group of 50% or more of the outstanding Equity Interests of Green Energy or Green Production; (C) any merger, consolidation, share exchange, share issuance, business combination, recapitalization, liquidation, dissolution or similar transaction involving one or more Green Entity which is structured to permit any Person or group to acquire beneficial ownership of 50% or more of the Green Entities’ assets or Equity Interests, including 50% or more of the outstanding Equity Interests of any surviving entity or resulting direct or indirect parent of the Green Entities; or (D) any combination of the foregoing.

“Green Contribution Consideration” means (i) the Green Total Contribution Consideration minus (ii)(A) the Apple Debt Exchange Consideration plus (B) the Ride Debt Exchange Consideration.

“Green Contributors” means the Green Feeders, the Apple Blocker Holding Companies, and the Ride Blocker Holding Company.

“Green Contributor Assignment” means an assignment and assumption agreement substantially in the form of Exhibit G.

“Green Entities” means as of any date, Green Energy, Green Production, and each of their respective Subsidiaries as of such date.

“Green Group Representations” means the representations and warranties (i) made by the Green Signing Parties in Article 5 or any certificate delivered by any Green Signing Party pursuant to this Agreement, (ii) made by Apple in Article 4 of the Support Agreement or any certificate delivered by an Apple Entity pursuant to that agreement, (iii) made by Ride in Article 5 of the Support Agreement or any certificate delivered by a Ride Entity pursuant to that agreement, (iv) made by the Apple Bondholders in Article IV of the Debt Exchange Agreement or any certificate delivered by the Apple Bondholders pursuant to that agreement, and (v) made by the Ride Bondholders in Article IV of the Debt Exchange Agreement or any certificate delivered by the Ride Bondholders pursuant to that agreement.

“Green Independent Petroleum Engineers” means Netherland, Sewell & Associates, Inc.

“Green Material Adverse Effect” means any occurrence, condition, change, fact, development, circumstance, event, or effect that (a) has a material adverse effect on the financial condition, business, assets or results of operations of the Green Entities, taken as a whole, or (b) prevents or materially delays or materially impairs the ability of the Green Entities (and/or any Apple Entity and/or Ride Entity) to consummate the Transactions, excluding, in the case of clause (a), any occurrence, condition, change, fact, development, circumstance, event or effect to the extent resulting from or arising out of:

(i) general economic or political conditions in the United States or any foreign jurisdiction in which the Green Entities conduct business or financial or securities market conditions, including changes in interest rates and changes in exchange rates;

(ii) changes or conditions generally affecting the offshore oil and gas exploration and production industry or markets generally (including changes in commodity prices or general market prices);

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events or acts of terrorism (except to the extent any such event results in any damage or destruction to or loss of the physical properties of the Green Entities, which may be taken into account when determining whether a Green Material Adverse Effect occurred);

(iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying occurrence, condition, change, fact, development, circumstance, event, or effect, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Green Material Adverse Effect has occurred or is reasonably expected to occur);

(v) the announcement or pendency of the Transactions;

(vi) any change in GAAP, or in the interpretation thereof, as imposed upon the Green Entities or their respective businesses, or any change in applicable Law, or in the interpretation thereof (excluding any review of any security held or provided by or on behalf of any Green Entity with respect to plugging and abandonment obligations or liabilities or other Decommissioning Obligations, including the type, amount or adequacy thereof, or the need for replacement or supplemental security);

(vii) the taking by the Green Entities of any action expressly required by terms of this Agreement;

(viii) any Proceeding arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions; and

(ix) any downgrade in rating of any Indebtedness or debt securities of any Green Entity (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Green Material Adverse Effect has occurred or is reasonably expected to occur);

provided, however, that any occurrence, condition, change, fact, development, circumstance, event or effect referred to in any of the foregoing clauses (i), (ii), (iii) or (vi) will be taken into account for purposes of determining whether a Green Material Adverse Effect has occurred in the event, and only to the extent, that such occurrence, condition, change, fact, development, circumstance, event or effect disproportionately affects the Green Entities, taken as a whole, compared to other Persons operating in such industry in the same regions and segments as the Green Entities.

“Green Notes” means those certain 9.75% Senior Notes due 2022 issued by Green Production and Green Production Finance.

“Green Pre-Closing Flow-Through Tax Returns” means (i) any IRS Form 1065 (and related Schedules K-1) of Green Energy or Green Production (including as a continuation of Green Energy under Section 708 of the Code) required to be filed for any taxable period ending on or before the Closing Date (for the avoidance of doubt, including its final IRS Form 1065 required to be filed with respect to its taxable year ending on the Closing Date) and any similar Tax Returns for U.S. state or local income tax purposes, and (ii) any other Tax Returns of any Green Entity for income Taxes that are imposed on a “flow-through” basis and for taxable periods ending on or prior to the Closing Date.

“Green Reserve Report” means the reserve report prepared by Green Energy management and audited by the Green Independent Petroleum Engineers relating to the interests of the Green Entities referred to therein as of December 31, 2016.

“Green Total Contribution Consideration” means a number of shares of New Sailfish Common Stock, that, immediately following the issuance of such shares, will represent 63% of the total outstanding number of shares of New Sailfish Common Stock (giving effect to the issuance of the shares of New Sailfish Common Stock pursuant to the Merger and the other Transactions and calculated on a fully diluted basis, taking into account any security, instrument or award (other than the Sailfish Warrants) that is or will be outstanding immediately following the Closing and are or may be convertible, exchangeable or settled into shares of New Sailfish Common Stock) rounded, if necessary, up to the nearest whole share of New Sailfish Common Stock. An example calculation of the Green Total Contribution Consideration is set forth on Annex 1.01(a).

“Hazardous Material” means any substance, material or waste which is regulated because of its effect or potential effect on public health or the environment, including any substance, material or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” under any provision of any Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, radioactive material, asbestos or asbestos-containing material, mold, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, drip gas, gasoline, natural gas liquids, ethane, propane, iso-butane, nor-butane, scrubber liquids, and all other liquids and gaseous hydrocarbons, and all products, by-products, and other substances (including minerals and gases) produced, derived, refined, or separated therefrom or otherwise associated therewith.

“Indebtedness” of any Person means, without duplication: (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (iii) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (iv) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (v) indebtedness of others as described in clauses (i) through (iv) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial, and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Interstate Commerce Act” means the Interstate Commerce Act of 1887, as amended.

“Intervening Event” means any material development, event, effect, fact, change, circumstance, condition, or occurrence that (i) occurs or arises after the date of this Agreement and (ii) was not known to or reasonably foreseeable by the Sailfish Board as of the date of this Agreement. Notwithstanding the foregoing, in no event shall a Competing Proposal or a Superior Proposal be an Intervening Event.

“IRS” means the Internal Revenue Service.

“knowledge” means the actual knowledge, after reasonable inquiry of their respective direct reports, of (a) in the case of Sailfish, New Sailfish and/or Merger Sub, the individuals listed in Section 12.02(a) of the Sailfish Disclosure Letter and (b) in the case of Green Energy, the individuals listed in Section 12.02(b) of the Green Disclosure Letter.

“Law” means any federal, state, or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar legally enforceable requirement enacted, adopted, promulgated, or applied by a Governmental Entity.

“Mexican Granting Instruments” means (i) that certain Contrato para la Exploración y Extracción de Hidrocarburos Bajo la Modalidad de Producción Compartida (Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality), dated September 4, 2015, by and among Talos Energy Offshore Mexico 2, S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States, Premier Oil Exploration and Production Mexico S.A. de C.V., a company organized and existing under the laws of the United Mexican States and Sierra O&G Exploración y Producción S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States (on one hand), and the United Mexican States acting through the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) (on the other hand) covering Contract Area 2 located in shallow waters off the coast of the State of Veracruz and (ii) that certain Contrato para la Exploración y Extracción de Hidrocarburos Bajo la Modalidad de Producción Compartida (Contract for the Exploration and Extraction of Hydrocarbons under Production Sharing Modality), dated September 4, 2015, by and among Talos Energy Offshore Mexico 7, S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States, Premier Oil Exploration and Production Mexico S.A. de C.V., a company organized and existing under the laws of the United Mexican States and Sierra O&G Exploración y Producción S. de R.L. de C.V., a company organized and existing under the laws of the United Mexican States (on one hand), and the United Mexican States acting through the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) (on the other hand) covering Contract Area 7 located in shallow waters off the coast of the State of Tabasco.

“Natural Gas Act” means the Natural Gas Act of 1938, as amended.

“Natural Gas Policy Act” means the Natural Gas Policy Act of 1978, as amended.

“New Sailfish Amended Certificate” means that certain form of Amended and Restated Certificate of Incorporation of New Sailfish, substantially in the form attached hereto as Exhibit A.

“New Sailfish Sub” means a new Delaware corporation to be formed by New Sailfish no more than two Business Days prior to the Closing Date.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” of any Person, means all leases, subleases, licenses, or other occupancy or similar agreements under which such Person or any of its Subsidiaries leases, subleases, or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property (including, with respect to Green, the Mexican Granting Instruments).

“Oil and Gas Properties” means (i) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working interests, leasehold interests, record title and operating rights, fee mineral interests, reversionary interests, and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; (ii) all interests in and all rights with respect to Hydrocarbons and all revenues therefrom; (iii) all Oil and Gas Leases and the estates and interests created thereby and the lands covered by the Oil and Gas Leases or included in the units with which the Oil and Gas Leases may have been pooled or unitized; (iv) all surface interests, fee interests, reversionary interests, reservations and concessions; (v) all easements, rights-of-way, rights of use and easement, surface use agreements, licenses and permits and other similar interests associated with, appurtenant to, or necessary for the operation or development of any of the Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of

Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith); (vi) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to the assets, properties and interests described in clauses (i) through (iii) above and the units created thereby which accrue or are attributable to the interest of the holder thereof; (vii) all interests in machinery, equipment (including wells, well equipment and well machinery, whether surface or subsurface), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries and testing and monitoring equipment, in each case, to the extent associated with, appurtenant to, necessary for, or held for use in connection with, the operation or development of any of the Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith); (viii) any contracts, agreements, and instruments applicable to any of the foregoing, including operating agreements (including any resolutions of operating committees or the parties thereunder), unitization, pooling, and communitization agreements, declarations and orders, joint venture agreements, participation agreements, farmin and farmout agreements, exchange agreements, gathering and transportation agreements, processing agreements, production handling agreements, facilities use, operating, and cost sharing agreements, agreements for the sale or purchase of hydrocarbons (including division and transfer orders), drilling, service, and supply agreements; and (ix) all other interests of any kind or character associated with, appurtenant to, or necessary for the development and/or operation of any of the assets, properties and/or interests described in clauses (i) through (iii) above and/or the units created thereby which accrue or are attributable to the interest of the holder thereof.

“Organizational Documents” means (i) with respect to a corporation, the charter, articles, or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (iii) with respect to a partnership, the certificate of formation and the partnership agreement, and (iv) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

“Permitted Encumbrances” means:

(i) to the extent not applicable to or implicated by the Transactions or otherwise waived (or deemed waived due to the expiration of the exercise period thereof) prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contract, including joint operating agreements, participation agreements (excluding rights of third Persons to acquire or earn interests by conducting or bearing a disproportionate share of operations), joint ownership agreements, stockholders agreements, Organizational Documents and other similar agreements and documents;

(ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent and liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(iii) Production Burdens payable to third parties to the extent deducted in the calculation of discounted present value in the Sailfish Reserve Report or the Green Reserve Report, as applicable;

(iv) liens arising in the ordinary course of business under operating agreements (including any Contrato de Prenda sin Transmisión de Posesión (Non-Possessory Pledge) granted under or in connection with or derived from the operating agreements governing operations with respect to the Mexican Granting Instruments), but only if such liens (a) secure obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (b) have no material adverse effect on the value, use or operation of the property encumbered thereby as currently used or operated;

(v) such Encumbrances as Green Energy (in the case of Encumbrances with respect to properties or assets of Sailfish or its Subsidiaries) or Sailfish (in the case of Encumbrances with respect to properties or assets of the Green Entities), as applicable, may have expressly waived in writing;

(vi) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of Sailfish and its Subsidiaries or the Green Entities, as applicable that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(vii) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off pursuant to the terms of this Agreement in connection with Closing);

(viii) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(ix) matters expressly listed in Section 1.01(c) of the Sailfish Disclosure Letter with respect to Sailfish and Section 1.01(c) of the Green Disclosure Letter with respect to the Green Entities;

(x) excepting circumstances in which such rights are triggered prior to the Effective Time, rights of reassignment arising upon final intent to abandon or release any Oil and Gas Lease;

(xi) calls on production under existing contracts that must be exercised (if at all) on an index-based price;

(xii) any Encumbrance the substance, effects, and consequences of which are expressly reflected in the Green Reserve Report or the Sailfish Reserve Report;

(xiii) the terms and conditions of the Mexican Granting Instruments (provided that the actual termination of a Mexican Granting Instrument by its terms shall not be a Permitted Encumbrance);

(xiv) any Production Burden that would not reduce the net revenue interest share of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such Oil and Gas Lease, or increase the working interest of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such Oil and Gas Lease and, in each case, that do not, individually or in the aggregate, constitute a Sailfish Material Adverse Effect or Green Material Adverse Effect, as applicable; and

(xv) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease below the net revenue interest share shown in the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such lease, or increase the working interest of Sailfish and its Subsidiaries or the Green Entities, as applicable, in any Oil and Gas Lease above the working interest shown on the Sailfish Reserve Report or Green Reserve Report, as applicable, with respect to such lease and, in each case, that do not, individually or in the aggregate, constitute a Sailfish Material Adverse Effect or Green Material Adverse Effect, as applicable.

“Person” means an individual, corporation, partnership, joint venture, association, trust, estate, unincorporated organization, joint stock company, limited liability company, Governmental Entity, or other business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative, or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production, and, with respect to the Mexican Granting Instruments, any amounts due to a Governmental Entity thereunder or under applicable Law, including royalties, percentage of operating profit, Taxes, any Government Entity’s share of Hydrocarbons, and contributions to any decommissioning security trust, abandonment trust, or similar decommissioning or abandonment security.

“Registration Rights Agreement” means the registration rights agreement, to be dated, executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit B.

“Release” means any spilling, emitting, leaking, pumping, pouring, injecting, escaping, depositing, dumping, emptying, disposing, discharging, or leaching, migration or other release into the environment.

“Ride” means Riverstone Energy Partners V, L.P., a Delaware limited partnership.

“Ride Bondholders” means REV TE/ECI (Cayman), L.P., a Cayman Islands exempted limited partnership, and REV Direct (Cayman), L.P., a Cayman Islands exempted limited partnership.

“Ride Blocker Holding Company” means Riverstone V FT Corp Holdings, L.P., a Delaware limited partnership.

“Ride Debt Exchange Consideration” means the shares of New Sailfish Common Stock to be issued to the Ride Bondholders (or any Affiliate of the Ride Bondholders) at the Closing pursuant to the Debt Exchange Agreement.

“Ride Entity” means Ride and any Ride Subsidiary or Affiliate (other than any Green Entity) that is party to any Combination Agreement or whose action is necessary to effect any of the Transactions.

“Revolving Credit Agreements” means (i) in the case of Sailfish, the Fifth Amended and Restated Credit Agreement dated as of March 1, 2017, by and among Sailfish, Bank of America, N.A., as administrative agent and issuing bank, and the lenders and other Persons party thereto, and (ii) in the case of Green Energy, the Credit Agreement, dated as of February 6, 2013, among Green Production, the guarantors named therein, the financial institutions named therein, and Toronto Dominion (Texas) LLC, as administrative agent, as amended.

“Sailfish Benefit Plans” means any Employee Benefit Plan (i) under which any current or former employee, director or independent contractor of Sailfish has any present or future rights to benefits or (ii) that is sponsored, maintained or contributed to or by Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, is a party, to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, is obligated to contribute, or with respect to which Sailfish or any of its Subsidiaries, or any member of their respective Aggregated Groups, could have any liability (including any contingent liability).

“Sailfish Common Stock” means common stock, par value $0.01 per share, of Sailfish.

“Sailfish Group Representations” means the representations and warranties made in (i) Article 4 of this Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to this Agreement, (ii) Article 4 of the Support Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to that agreement, and (iii) Article VI and VII of the Debt Exchange Agreement or any certificate delivered by Sailfish or New Sailfish pursuant to that agreement.

“Sailfish IE Termination Fee” means $43 million.

“Sailfish Independent Petroleum Engineers” means Netherland, Sewell & Associates, Inc.

“Sailfish Material Adverse Effect” means any occurrence, condition, change, fact, development, circumstance, event or effect that (a) has a material adverse effect on to the financial condition, business, assets or results of operations of Sailfish and its Subsidiaries, taken as a whole, or (b) prevents or materially delays or materially impairs the ability of Sailfish (and its Subsidiaries, if applicable) to consummate the Transactions, excluding, in the case of clause (a), any occurrence, condition, change, fact, development, circumstance, event or effect to the extent resulting from or arising out of:

(i) general economic or political conditions in the United States or any foreign jurisdiction in which Sailfish or its Subsidiaries conduct business or financial or securities market conditions, including changes in interest rates and changes in exchange rates;

(ii) changes or conditions generally affecting the offshore oil and gas exploration and production industry or markets generally (including changes in commodity prices and general market prices);

(iii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events or acts of terrorism (except to the extent any such event results in any damage or destruction to or loss of Sailfish’s physical properties, which may be taken into account when determining whether a Sailfish Material Adverse Effect occurred);

(iv) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying occurrence, condition, change, fact, development, circumstance, event, or effect, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

(v) a decline in market price, or a change in trading volume, of Sailfish Common Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

(vi) the announcement or pendency of the Transactions;

(vii) any change in GAAP, or in the interpretation thereof, as imposed upon Sailfish, its Subsidiaries or their respective businesses or any change in applicable Law, or in the interpretation thereof (excluding any review of any security held or provided by or on behalf of

Sailfish or any of its Subsidiaries with respect to plugging and abandonment obligations or liabilities or other Decommissioning Obligations, including the type, amount, or adequacy thereof, or the need for replacement or supplemental security);

(viii) the taking by Sailfish or its Subsidiaries of any action expressly required by terms of this Agreement;

(ix) any Proceeding arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions; and

(x) any downgrade in rating of any Indebtedness or debt securities of Sailfish or any of its Subsidiaries (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Sailfish Material Adverse Effect has occurred or is reasonably expected to occur);

provided, however, that any occurrence, condition, change, fact, development, circumstance, event or effect referred to in any of the foregoing clauses (i), (ii), (iii) or (vii) will be taken into account for purposes of determining whether a Sailfish Material Adverse Effect has occurred in the event, and only to the extent, that such occurrence, condition, change, fact, development, circumstance, event or effect disproportionately affects Sailfish and its Subsidiaries, taken as a whole, compared to other Persons operating in such industry in the same regions and segments as Sailfish.

“Sailfish Reserve Report” means the reserve report prepared by the Sailfish Independent Petroleum Engineers relating to the Sailfish interests referred to therein as of December 31, 2016.

“Sailfish SEC Documents” means all forms, reports, schedules, and statements required to be filed or furnished by Sailfish with the SEC under the Securities Act or the Exchange Act.

“Sailfish Stock Plans” means the Sailfish 2017 Long-Term Incentive Plan or the Sailfish Directors Deferred Compensation Plan, each as amended to date.

“Sailfish Stockholder Approval” means the adoption and approval of this Agreement and the Transactions by the affirmative vote or written consent of the holders of a majority of the Sailfish Common Stock outstanding and entitled to vote.

“Sailfish Treasury Stock” means Sailfish Common Stock held by Sailfish in its treasury.

“Sailfish Warrants” means the warrants to purchase shares of Sailfish Common Stock pursuant to the Warrant Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, together with the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Bridge Loan Agreement” means that certain Second Lien Bridge Loan Agreement, dated as of April 3, 2017, among Green Production and Green Production Finance, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Stockholders Agreement” means the Stockholders’ Agreement, to be dated, executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit C.

“Subsidiary” means, with respect to a subject Person, any other Person of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Competing Proposal that (i) did not result from any breach of Section 7.05 by Sailfish or its Subsidiaries or its or their Representatives and (ii) in the good faith determination of the Sailfish Board, after consultation with its outside financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (A) would, if consummated in accordance with its terms, result in a transaction more favorable to Sailfish’s stockholders from a financial perspective than the Transactions and (B) is reasonably likely to be completed on the terms proposed; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Competing Proposal” shall be deemed to be references to “50%”.

“Tax” means any federal, state, provincial, local, foreign, or other tax, import, duty or other governmental charge or assessment or escheat payments, or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated, or other similar tax and including all interest and penalties thereon and additions to tax, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund, or information statement (including any schedule or attachment thereto) relating to Taxes required to be filed with any taxing authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Termination Fee” means $24 million.

“Transactions” means the transactions contemplated by this Agreement and the other Combination Agreements.

“Treasury Regulations” means the regulations promulgated under the Code.

“Warrant Agreement” means that certain Warrant Agreement dated as of February 28, 2017 among Sailfish, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent.

“Willful and Material Breach” with respect to any Party means a material breach by such Party of any covenant, agreement or obligation hereunder that is a consequence of an act undertaken by such Party (or the failure by such Party to take an act it is required to take hereunder) with “knowledge” that the taking of (or failure to take) such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Definition	Defined in
Acceptable Confidentiality Agreement	Section 7.05(e)(ii)
Agreement	Preamble
Annual Incentive Plan	Section 7.02(g)
Antitrust Authority	Section 7.07(b)
Antitrust Laws	Section 7.07(b)
Apple Aggregator	Recitals
Apple Green Feeder	Recitals
AR Terminable Breach	Section 9.03(b)
BSA	Section 4.27(c)
Bridge Loans	Recitals
Bridge Loan Lender Exchange	Recitals
Bridge Loan Work Fee	Recitals
Cap	Section 9.06(g)
Cap Amount	Section 7.10(d)
Certificate of Conversion	Section 3.01(b)
Certificate of Merger	Section 3.01(b)
Certificates	Section 2.04(a)(i)
Chancery Court	Section 10.04(b)
Change of Recommendation	Section 7.05(c)
Closing	Section 3.01(a)
Closing Conditions	Section 3.01(a)

Definition	Defined in
Closing Tax Certifications	Section 3.02(b)
Combined Consent Statement/Prospectus	Section 4.03(d)
Confidentiality Agreement	Section 7.04(b)
Continuing Employees	Section 7.02(a)
Contributed Equity Interests	Recitals
Conversion	Recitals
Creditors’ Rights	Section 4.03(a)
Debt Offer	Section 7.16(a)
Debt Offer Documents	Section 7.16(a)
DGCL	Recitals
DLLCA	Recitals
Effective Time	Section 3.01(b)
Eligible Costs	Section 5.17(k)
End Date	Section 9.02(b)
Executive Severance Plan	Section 7.02(f)
FCPA	Section 4.27(b)
FERC	Section 4.17
Foreign Benefit Plan	Section 5.11(i)
Franklin Bondholder	Recitals
Franklin/MacKay Debt Exchange	Recitals
Green Audited Financial Statements	Section 5.04
Green Blocker Contributions	Recitals
Green Budget	Section 6.02(b)(xiii)
Green Contracts	Section 5.19(b)
Green Contribution	Recitals
Green Debt Exchange	Recitals
Green Disclosure Letter	Article 5
Green Energy	Preamble
Green Energy Audited Financial Statements	Section 5.04
Green Expenses	Section 9.06(g)
Green Feeders	Recitals
Green Financial Advisor	Section 5.10
Green Financial Statements	Section 5.04
Green Group Terminable Breach	Section 9.03(b)
Green Intellectual Property	Section 5.14
Green Interim Financial Statements	Section 5.04
Green Material Insurance Policies	Section 5.20
Green Material Leased Real Property	Section 5.15
Green Material Real Property Lease	Section 5.15
Green Owned Real Property	Section 5.15
Green Permits	Section 5.09(a)
Green Production	Preamble
Green Production Audited Financial Statements	Section 5.04
Green Production Contribution	Recitals

Definition	Defined in
Green Production Finance	Recitals
Green Related Party Transaction	Section 5.22
Green Reorganization	Recitals
Green Signing Parties	Preamble
Green Terminable Breach	Section 9.03(a)
IE Notice	Section 7.05(e)(iv)(B)
IE Notice Period	Section 7.05(e)(iv)(C)
Indemnified Liabilities	Section 7.10(a)
Indemnified Persons	Section 7.10(a)
Intended Tax Treatment	Section 7.03(a)
Intermediate Blocker Contribution	Recitals
MacKay Bondholder	Recitals
Merger	Recitals
Merger Consideration	Section 2.03(a)(i)
Merger Sub	Preamble
Mexico Letter Agreements	Section 5.17(t)
New Benefit Plan	Section 7.02(b)
New Revolving Credit Facility	Recitals
New Sailfish	Preamble
New Sailfish Common Stock	Recitals
New Sailfish Contribution	Recitals
New Sailfish Reorganization	Recitals
New Sailfish Warrant	Section 2.06(a)
New Second Lien Notes	Recitals
Notice	Section 7.05(e)(iii)(B)
Notice Period	Section 7.05(e)(iii)(C)
OFAC	Section 4.27(c)
Old Sailfish LLC	Recitals
Old Sailfish Assignments	Section 2.14
Old Sailfish LLC Certificate of Formation	Section 3.01(b)
Old Sailfish LLC Contributions	Recitals
Other Exchanging Sailfish Noteholders	Recitals
Party	Recitals
Parties	Recitals
Prohibited Person	Section 4.27(e)
Registration Statement	Section 4.06
Representatives	Section 7.04(a)
Required Information	Section 7.17(b)
Rights-of-Way	Section 4.17
Ride Aggregator	Recitals
Ride Blocker	Recitals
Ride Green Feeder	Recitals
Ride Intermediate Partnership	Recitals
Sailfish	Preamble

Definition	Defined in
Sailfish Board	Recitals
Sailfish Board Recommendation	Section 4.03(a)
Sailfish Budget	Section 6.01(b)(xiii)
Sailfish Common Stock	Recitals
Sailfish Contracts	Section 4.20(b)
Sailfish Debt Exchange	Recitals
Sailfish Disclosure Letter	Article 4
Sailfish Expenses	Section 9.06(h)
Sailfish Financial Advisor	Section 4.11
Sailfish Financial Statements	Section 4.05(b)
Sailfish Incentive Awards	Section 2.05(c)
Sailfish Intellectual Property	Section 4.15
Sailfish Internal Controls Disclosures	Section 4.25
Sailfish Material Insurance Policies	Section 4.21
Sailfish Material Leased Real Property	Section 4.16
Sailfish Material Real Property Lease	Section 4.16
Sailfish Notes	Recitals
Sailfish Notes Indenture	Recitals
Sailfish Notes Supplemental Indenture	Recitals
Sailfish Notes Trustee	Recitals
Sailfish Notes Work Fee	Recitals
Sailfish Owned Real Property	Section 4.16
Sailfish Permits	Section 4.10(a)
Sailfish Preferred Stock	Section 4.02(a)
Sailfish Related Party Transaction	Section 4.24
Sailfish Related Parties	Section 10.07(c)
Sailfish Restricted Stock	Section 2.05(a)
Sailfish Restricted Stock Unit	Section 2.05(b)
Sailfish Stockholders Meeting	Section 4.03(d)
Sailfish Subsidiaries	Section 4.01(a)
Sailfish Terminable Breach	Section 9.04(a)
Section 409A	Section 4.12(h)
Severance Plan	Section 7.02(a)
Special Meeting	Section 7.01(d)
Support Agreement	Recitals
Surviving Entity	Section 2.02
Tender Offer and Consent Solicitation	Recitals
Trade Control Laws	Section 4.27(c)
Transaction Steps	Recitals
Transfer Taxes	Section 7.03(f)
Uncertificated Shares	Section 2.04(a)(ii)
Voting Agreement	Recitals
WARN Act	Section 6.01(b)(xx)

ARTICLE 2

THE GREEN REORGANIZATION, THE NEW SAILFISH REORGANIZATION, THE

GREEN CONTRIBUTION AND THE DEBT EXCHANGES

Section 2.01 Green Reorganization. After the date hereof (but in any event prior to Closing), the Green Signing Parties shall cause or, pursuant to the Support Agreement, Apple and Ride shall cause the following steps to occur in the following order:

(a) (i) the Ride Aggregator shall distribute the portion of its Class A Equity Interests in Green Energy allocable to the Ride Blocker to the Ride Intermediate Partnership and (ii) the Ride Intermediate Partnership shall distribute (in complete liquidation of the Ride Intermediate Partnership) all of the Class A Equity Interests in Green Energy received from the Ride Aggregator to the Ride Blocker and the Equity Interests in the Ride Aggregator held by the Ride Intermediate Partnership to its general partner;

(b) (i) the Apple Aggregator shall distribute the portion its Class A Equity Interests in Green Energy allocable to the Apple Blockers to the Apple Intermediate Partnerships and (ii) the Apple Intermediate Partnerships shall distribute the Class A Equity Interests in Green Energy received from the Apple Aggregator to the Apple Blockers;

(c) the Ride Aggregator and the Class B/C Unitholders shall form the Ride Green Feeder;

(d) the Ride Aggregator shall contribute all of its Class A Equity Interests in Green Energy (which, for the avoidance of doubt, shall not include the Equity Interests distributed to the Ride Blocker pursuant to Section 2.01(a)) to the Ride Green Feeder in exchange for the same class of Equity Interests in the Ride Green Feeder;

(e) the Class B/C Unitholders shall contribute a percentage equal to Ride’s Class A Parent Percentage (as determined prior to the effectuation of Section 2.01(d)) of their Class A, Class B and Class C Equity Interests in Green Energy to the Ride Green Feeder in exchange for the same classes of Equity Interests in the Ride Green Feeder in the same proportions;

(f) the Apple Aggregator and the Class B/C Unitholders shall form the Apple Green Feeder;

(g) the Apple Aggregator shall contribute all of its Class A Equity Interests in Green Energy (which, for the avoidance of doubt, shall not include the Equity Interests distributed to the Apple Blockers pursuant to Section 2.01(b)) to the Apple Green Feeder in exchange for the same class of Equity Interests in the Apple Green Feeder;

(h) the Class B/C Unitholders shall contribute the remainder of their Class A, Class B and Class C Equity Interests in Green Energy (intended to be Apple’s Class A Parent Percentage of such Equity Interests held by them as determined prior to the effectuation of Section 2.01(d)) to the Apple Green Feeder in exchange for the same classes of Equity Interests in the Apple Green Feeder in the same proportions;

(i) Talos Energy Holdings LLC, a Delaware limited liability company, shall distribute 100% of the Equity Interests in Green Production to Green Energy;

(j) Green Energy shall distribute 100% of the Equity Interests in Green Production to the Ride Green Feeder, the Apple Green Feeder, the Ride Blocker, and the Apple Blockers; and

(k) the Ride Green Feeder, the Apple Green Feeder, the Ride Blocker, and the Apple Blockers shall collectively contribute 100% of the Equity Interests in Green Energy to Green Production.

Section 2.02 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger will occur and Merger Sub shall be merged with and into Sailfish in accordance with the terms of, and subject to the conditions set forth in, this Agreement, whereupon the separate existence of Merger Sub shall cease, and Sailfish shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and a direct wholly owned subsidiary of New Sailfish. From and after the Effective Time, the Surviving Entity will possess all of the rights, powers and privileges and be subject to all of the obligations, liabilities and restrictions of Sailfish and Merger Sub, all as provided under the DGCL. At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Entity shall be amended and restated to be in the forms set forth on Exhibits E and F, respectively, until such certificate of incorporation and bylaws are thereafter amended in accordance with their respective terms and applicable Law. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity, in each case except as set forth on Annex 2.02, as may be updated by Green Energy by written notice to Sailfish prior to the Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

Section 2.03 Conversion of Shares. (a) At the Effective Time, by virtue of the Merger and without any other action on the part of Sailfish or any holder of any capital stock of Sailfish:

(i) Each share of Sailfish Common Stock outstanding immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and will be converted into the right to receive one fully paid and non-assessable share of New Sailfish Common Stock (the “Merger Consideration”), and each holder of Certificates or Uncertificated Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in this Agreement; and

(ii) Each share of issued and outstanding common stock of Merger Sub owned by New Sailfish shall be automatically converted into one fully paid and non-assessable share of common stock of the Surviving Entity.

(b) The outstanding shares of common stock of New Sailfish held by Sailfish immediately prior to the Effective Time will be repurchased for par value and retired upon the Effective Time.

Section 2.04 Surrender and Payment.

(a) Prior to the Effective Time, New Sailfish shall appoint the Exchange Agent for the purpose of exchanging the Merger Consideration for:

(i) certificates representing shares of Sailfish Common Stock (the “Certificates”); or

(ii) uncertificated shares of Sailfish Common Stock (the “Uncertificated Shares”).

Prior to the Effective Time, New Sailfish shall provide or shall cause to be provided to the Exchange Agent shares of New Sailfish Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Merger Consideration. Promptly after the Closing Date, New Sailfish will send, or will cause the Exchange Agent to send, to each holder of shares of Sailfish Common Stock at the Effective Time a letter of transmittal and instructions that will specify that the delivery will be effected, and risk of loss and title will pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent.

(b) Each holder of shares of Sailfish Common Stock will be entitled to receive, on

(i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal (or other evidence, if any, of transfer as the Exchange Agent may reasonably request), or

(ii) receipt of an “agent’s message” by the Exchange Agent (or other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the aggregate Merger Consideration that the holder has a right to receive under Section 2.03. The shares of New Sailfish Common Stock constituting the Merger Consideration will be in uncertificated book-entry form, unless a physical certificate is requested by the holder or is otherwise required under applicable Law. As a result of the Merger, at the Effective Time, all shares of Sailfish Common Stock will cease to be outstanding and each holder of Sailfish Common Stock will cease to have any rights with respect to the Sailfish Common Stock, except the right to receive the Merger Consideration payable in respect of the Sailfish Common Stock under Section 2.03.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to the payment that:

(i) either the surrendered Certificate will be properly endorsed or will otherwise be in proper form for transfer or the applicable Uncertificated Share will be properly transferred, and

(ii) the Person requesting the payment will pay to the Exchange Agent any Transfer Taxes required as a result of the payment to a Person other than the registered holder of the Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that the Tax has been paid or is not payable.

(d) After the Effective Time, there will be no further registration of transfers of shares of Sailfish Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity, they will be canceled and exchanged for the Merger Consideration payable in respect of the Sailfish Common Stock provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent under Section 2.04(a) that remains unclaimed by the holders of shares of Sailfish Common Stock 12 months after the Closing Date will be returned to the Surviving Entity, on demand. Any holder who has not exchanged shares of Sailfish Common Stock for the Merger Consideration in accordance with this Section 2.04 before that date will look only to the Surviving Entity or New Sailfish for payment of the Merger Consideration, and any dividends and distributions with respect to the Merger Consideration, without any interest thereon.

(f) None of the Parties, the Surviving Entity or the Exchange Agent shall be liable to any holder of shares of Sailfish Common Stock for any amounts properly paid or delivered to a public official under applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Sailfish Common Stock six (6) years after the Closing Date (or that earlier date, immediately before the time when the amounts would otherwise escheat to or become property of any Governmental Entity) will become, to the extent permitted by applicable Law, the property of the Surviving Entity, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.05 Sailfish Equity-Based Awards.

(a) Sailfish shall take all such actions as are necessary to cause, as of the Effective Time, each share of Sailfish Common Stock subject to vesting repurchase rights or other lapse restrictions (“Sailfish Restricted Stock”) granted and outstanding immediately prior to the Effective Time, to be accelerated and settled in a share of New Sailfish Common Stock.

(b) Sailfish shall take all such actions as are necessary to cause, as of the Effective Time, each restricted stock unit with respect to Sailfish Common Stock (a “Sailfish Restricted Stock Unit”) granted and outstanding immediately prior to the Effective Time to be accelerated and converted into a number of shares of New Sailfish Common Stock equal to the total number of shares of Sailfish Common Stock subject to such Sailfish Restricted Stock Unit immediately prior to the Effective Time.

(c) Sailfish and New Sailfish shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 2.05 to any holders of Sailfish Restricted Stock or Sailfish Restricted Stock Units (collectively, “Sailfish Incentive Awards”) such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax or other Law. To the extent that amounts are so withheld by Sailfish, New Sailfish or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of such Sailfish Incentive Awards, as applicable, in respect of which the deduction and withholding was made by Sailfish, New Sailfish or the Exchange Agent, as the case may be.

(d) Prior to the date hereof, Sailfish has provided Green Energy a true and complete list of the Sailfish Incentive Awards outstanding on the date of this Agreement, setting forth, as applicable, (i) the target number of shares deliverable, on a grant by grant basis, (ii) the number of shares remaining subject to such awards on a grant by grant basis, (iii) the dates on which such awards were granted, (iv) the exercise prices applicable to such awards, and (v) the settlement date for each Sailfish Restricted Stock Unit and share of Sailfish Restricted Stock. Promptly following request by Green Energy after the date hereof, Sailfish will deliver to Green Energy an updated version of the list provided by Sailfish to Green Energy.

(e) New Sailfish shall take all actions necessary or appropriate to have available for issuance under an effective registration statement filed with the SEC a sufficient number of shares of New Sailfish Common Stock for delivery upon exercise, settlement, conversion or vesting of the Sailfish Incentive Awards with respect to those individuals, if any, who, subsequent to the Closing, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable. New Sailfish shall administer the provisions of this Section 2.05 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent applicable.

(f) Prior to and at Closing, Sailfish and New Sailfish will take all actions with respect to the Sailfish Stock Plans reasonably requested by Green Energy, including, but not limited to, the termination of any or all Sailfish Stock Plans, the assumption of any or all Sailfish Stock Plans by New Sailfish, and the filing of a Form S-8 registration statement with respect to shares of Sailfish Common Stock available for grant and delivery under the Sailfish Stock Plans. Prior to and at Closing, Sailfish and New Sailfish will take all actions with respect to the implementation of an omnibus equity incentive plan reasonably requested by Green Energy, including, but not limited to, the adoption of such omnibus equity incentive plan, the provision of any requisite Sailfish or New Sailfish board of director and/or shareholder approval, and the filing of a Form S-8 registration statement with respect to shares of New Sailfish Common Stock available for grant and delivery under any such omnibus equity incentive plan.

Section 2.06 Sailfish Warrants.

(a) At the Effective Time, each unexercised Sailfish Warrant outstanding immediately prior to the Effective Time, shall be assumed by New Sailfish in accordance with the terms of the Warrant Agreement, and each Sailfish Warrant so assumed by New Sailfish will continue to have, and be subject to, the same terms and conditions of such Sailfish Warrant immediately prior to the Effective Time, except that such Sailfish Warrant shall cease to represent a warrant to purchase Sailfish Common Stock and will be converted into a warrant (a “New Sailfish Warrant”) exercisable for the Merger Consideration which the Sailfish Common Stock issuable upon exercise of such Sailfish Warrant immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger. New Sailfish shall reserve for future issuance a number of shares of New Sailfish Common Stock at least equal to the number of shares of New Sailfish Common Stock that will be subject to the New Sailfish Warrants.

(b) In furtherance of the foregoing, prior to the Effective Time and in accordance with the Warrant Agreement, Sailfish shall use its best efforts to take such actions and deliver such documents as are required pursuant to the Sailfish Warrants and by the warrant agent for the Sailfish Warrants.

Section 2.07 Adjustments. If during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of Sailfish shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, subdivision or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of stock options or other equity awards to purchase shares of Sailfish Common Stock or the settlement of restricted stock units or (b) the grant of equity-based compensation to directors or employees of Sailfish or under Sailfish’s equity compensation plans or arrangements, the Merger Consideration, amounts payable under Section 2.04 and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted; provided, however, that nothing in this Section 2.07 shall be deemed to permit or authorize any Party to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.08 Withholding Taxes. Each of the Exchange Agent, Sailfish and New Sailfish shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Sailfish Common Stock pursuant to this Agreement, such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Sailfish Common Stock in respect of which such deduction and withholding were made.

Section 2.09 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Sailfish, the posting by such Person of a bond, in such reasonable amount as New Sailfish may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Sailfish Common Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.10 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

Section 2.11 New Sailfish Contribution. On the Closing Date, immediately following the Merger, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, New Sailfish shall make the New Sailfish Contribution to New Sailfish Sub and New Sailfish Sub shall accept the New Sailfish Contribution. At the Closing, to effect the New Sailfish Contribution, New Sailfish and New Sailfish Sub shall execute and deliver an assignment evidencing the New Sailfish Contribution. The Parties shall cause the New Sailfish Contribution to become effective immediately after the consummation of the Merger. Upon consummation of the New Sailfish Contribution, New Sailfish Sub shall be the sole shareholder of the Surviving Entity.

Section 2.12 The Conversion. On the Closing Date, immediately following the New Sailfish Contribution, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA: (i) the Conversion shall be effected pursuant to which the Surviving Entity shall be converted to a limited liability company by the filing of the Certificate of Formation and the Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, with New Sailfish Sub as the sole managing member and (ii) the issued and outstanding shares of the Surviving Entity shall be converted, in the aggregate, into a 100% membership interest in Old Sailfish LLC.

Section 2.13 The Green Contribution. On the Closing Date, immediately following the Conversion, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA and the DGCL, the Green Contributors shall make the Green Contribution in exchange for the right to receive their respective proportions (as designated by Green Energy in a written notice to Sailfish no less than one (1) Business Days prior to Closing) of the Green Contribution Consideration. At the Closing, to effect the Green Contribution, (a) the Green Contributors and New Sailfish shall execute and deliver the Green Contributor Assignment and (b) New Sailfish shall deliver to each Green Contributor its respective proportion, as designated by Green Energy pursuant to the foregoing sentence, of the Green Contribution Consideration, in book entry form, together with an executed certificate of the Exchange Agent certifying as to the book entry issuance thereof and any other evidence of issuance reasonably requested by any Green Contributor, or, if requested by any Green Contributor, certificates of the New Sailfish Common Stock representing the requesting Person’s share of the Green Contribution Consideration. Upon consummation of the Green Contribution, (x) New Sailfish shall be the sole owner of 100% of the Equity Interests of the Apple Blockers and the Ride Blocker, (y) New Sailfish, the Apple Blockers and the Ride Blocker shall be the sole holders of 100% of the Equity Interests of Green Production, and (z) Green Production shall be the sole holder of 100% of the Equity Interests of Green Energy.

Section 2.14 The Old Sailfish LLC Contributions. On the Closing Date, (a) following the Green Contribution, New Sailfish Sub shall contribute all of the Equity Interests of Old Sailfish LLC to Green Production and Green Production shall accept the Old Sailfish LLC Equity Interests from New Sailfish Sub and issue additional Equity Interests to New Sailfish Sub and (b) immediately thereafter, Green Production shall contribute all of the Equity Interests of Old Sailfish LLC to Green Energy, and Green Energy shall accept the Equity Interests of Old

Sailfish LLC from Green Production. At the Closing, to effect the Old Sailfish LLC Contributions, New Sailfish Sub and Green Production shall execute and deliver an assignment evidencing the contribution, transfer and delivery of the Equity Interests of Old Sailfish LLC from New Sailfish Sub to Green Production, and Green Production and Green Energy shall execute and deliver an assignment evidencing the contribution, transfer and delivery of the Equity Interests of Old Sailfish LLC from Green Production to Green Energy (collectively, the “Old Sailfish Assignments”). Upon consummation of the Old Sailfish LLC Contributions, Green Energy shall be the sole member of Old Sailfish LLC.

Section 2.15 Green Debt Exchange. On the Closing Date, immediately following the Old Sailfish LLC Contributions, the transactions contemplated by the Green Debt Exchange shall be consummated in accordance with the Debt Exchange Agreement, pursuant to which New Sailfish shall issue the Apple Debt Exchange Consideration to the Apple Bondholders (or any Affiliate of the Apple Bondholders to which their Green Notes have been assigned in accordance with the Debt Exchange Agreement), and the Ride Debt Exchange Consideration to the Ride Bondholders (or any Affiliate of the Ride Bondholders to which their Green Notes have been assigned in accordance with the Debt Exchange Agreement), in exchange for the contribution by such Persons of their Green Notes to New Sailfish as contemplated by the Debt Exchange Agreement. New Sailfish shall thereafter contribute such Green Notes to Green Production in exchange for additional Equity Interests in Green Production. Following such contribution of the Green Notes by New Sailfish to Green Production, the Green Notes shall be cancelled by operation of law.

Section 2.16 Bridge Loan Lender Exchange. On the Closing Date, immediately following the Green Debt Exchange, the Bridge Loan Lender Exchange (as contemplated by the Debt Exchange Agreement) shall be consummated, pursuant to which (a) (i) Green Production and Green Production Finance shall issue New Second Lien Notes to the Bridge Loan Lenders (as defined in the Debt Exchange Agreement) in exchange for the Bridge Loans held by such Persons and (ii) Green Production shall pay the Bridge Loan Work Fee to the Bridge Loan Lenders (as defined in the Debt Exchange Agreement), as contemplated by the Debt Exchange Agreement. Following the Bridge Loan Lender Exchange, the Bridge Loans shall be cancelled by operation of law.

Section 2.17 Sailfish Debt Exchange. On the Closing Date, immediately following the Green Debt Exchange and substantially concurrently with the Bridge Loan Lender Exchange, the Sailfish Debt Exchange shall be consummated in accordance with the Debt Exchange Agreement and the Tender Offer and Consent Solicitation, as applicable, pursuant to which (a) (i) Green Production and Green Production Finance shall issue the New Second Lien Notes to the Franklin Bondholders, the MacKay Bondholders and the Other Exchanging Sailfish Noteholders, as applicable, in exchange for the Sailfish Notes held by such Persons, (ii) Green Production shall pay the Sailfish Notes Work Fee to each holder of Sailfish Notes that exchanges their Sailfish Notes for New Second Lien Notes on the Closing Date and (iii) the Sailfish Notes exchanged by the Franklin Bondholders, the MacKay Bondholders and the Other Exchanging Sailfish Noteholders shall be cancelled and (b) the Sailfish Notes Supplemental Indenture shall become operative.

ARTICLE 3

CLOSING

Section 3.01 Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the Transactions shall take place at a closing (the “Closing”) to be held at the offices of Akin Gump Strauss Hauer & Feld LLP at 9:00 A.M. Houston, Texas time on the day that is three Business Days after the day in which all of the conditions set forth in Article 8 (the “Closing Conditions”) have been satisfied or, where legally permissible, waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing).

(b) At Closing, Sailfish will file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL to effect the Merger. The Merger will become effective on the date and at the time the Certificate of Merger is filed with the Delaware Secretary of State (or at a later date and time specified, if any, in the Certificate of Merger and agreed to by Sailfish and Green Energy). The time when the Merger will become effective is referred to as the “Effective Time.” Immediately following the Effective Time and the New Sailfish Contribution, New Sailfish Sub shall file a certificate of formation (the “Old Sailfish LLC Certificate of Formation”) and a certificate of conversion (the “Certificate of Conversion”) with the Delaware Secretary of State and make all other filings or recordings required by the DLLCA to effect the Conversion.

Section 3.02 Green Closing Deliverables. At the Closing, the Green Signing Parties will deliver, or cause to be delivered, to Sailfish and New Sailfish the following:

(a) duly executed counterparts of each Combination Agreement to which any Green Contributor is a party; and

(b) to the extent applicable, separate certifications, signed under penalties of perjury and dated not more than 30 days prior to the Closing Date, that satisfy the requirements of Treasury Regulation Section 1.1445-2(b)(2) (the “Closing Tax Certifications”) from each Green Feeder (or if any such entity is disregarded as an entity from another Person for such purpose, from such other Person) stating that each is not a “foreign person” as defined in Section 1445 of the Code.

Section 3.03 Sailfish and New Sailfish Closing Deliverables.

(a) At the Closing, New Sailfish will deliver, or cause to be delivered, to the applicable Green Contributors, the following:

(i) duly executed counterparts of each of the Combination Agreements to which it is a party;

(ii) the shares of New Sailfish Common Stock contemplated by Section 2.13; and

(iii) duly executed counterparts to the Old Sailfish Assignments.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

SAILFISH, NEW SAILFISH AND MERGER SUB

Except as set forth in (i) the disclosure letter dated as of the date of this Agreement and delivered by Sailfish to Green Energy on or prior to the date of this Agreement (the “Sailfish Disclosure Letter”) or (ii) the Sailfish SEC Documents publicly filed with the SEC between December 31, 2016 and the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (it being agreed that this clause (ii) shall not be applicable to Section 4.01, Section 4.02, or Section 4.03, Sailfish, New Sailfish and Merger Sub represent and warrant to the Green Signing Parties as follows:

Section 4.01 Organization, Good Standing and Qualification.

(a) Sailfish and each entity that is a Subsidiary of Sailfish (the “Sailfish Subsidiaries”) is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Sailfish and each of the Sailfish Subsidiaries is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish has heretofore made available to Green Energy complete and correct copies of its and its Subsidiaries’ Organizational Documents as of the date hereof.

Section 4.02 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Sailfish consists solely of (i) 60,000,000 shares of Sailfish Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Sailfish Preferred Stock”).

(b) As of the date of this Agreement, (i) 19,999,112 shares of Sailfish Common Stock were outstanding, of which 1,093 were shares of Sailfish Restricted Stock and 292 were shares of Sailfish Treasury Stock, and (ii) Sailfish Restricted Stock Units with respect to an aggregate of 62,137 shares of Sailfish Common Stock, all of which were issued under a Sailfish Stock Plan were outstanding. As of the date of this Agreement, (i) there are no shares of Sailfish Preferred Stock issued and outstanding and (ii) 6,081,654 shares of Sailfish Common Stock are reserved for issuance in respect of future grants under the Sailfish Stock Plans and no other shares of Sailfish Common Stock are available for issuance of future awards under any other Employee Benefit Plan or other equity compensation plan or arrangement. Since March 31, 2017 through the date of this Agreement, Sailfish has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation of, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. Sailfish has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of Sailfish of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Sailfish. As of the date of this Agreement, there were outstanding Sailfish Warrants to purchase an aggregate of 3,529,412 shares of Sailfish Common Stock. Since March 31, 2017 through the date of this Agreement (i) no shares of Sailfish Common Stock have been issued, except pursuant to awards granted under the Sailfish Stock Plans, in each case outstanding on the date of this Agreement, and (ii) no Sailfish Incentive Awards have been granted under the Sailfish Stock Plans. There are no outstanding bonds, debentures, notes or other indebtedness or warrants or other securities of Sailfish having the right to vote (or, other than the Sailfish Warrants, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Sailfish may vote. There are no outstanding contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value or price of any capital stock of, or other securities or ownership interests in, Sailfish.

(c) All issued and outstanding shares of Sailfish’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Sailfish Warrants, or pursuant to the vesting of Sailfish Restricted Stock Unit awards or Sailfish Restricted Stock awards granted under the Sailfish Stock Plans, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. The issuance and sale of all of the shares of capital stock described in this Section 4.02 have been in material compliance with United States federal and state securities Laws and rules of the NYSE. Neither Sailfish nor any of the Sailfish Subsidiaries has agreed to register any securities under the Securities Act, or under any state securities Law or granted registration rights to any individual or entity.

(d) Except as set forth in Section 4.02(b), there are no outstanding or authorized (i) shares of capital stock or other Equity Interest in Sailfish, (ii) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating Sailfish or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other Equity Interest in Sailfish or any of the Sailfish Subsidiaries or securities convertible into or exchangeable for such shares or other Equity Interest, (iii) contractual obligations of Sailfish or any of the Sailfish Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Sailfish or any of the Sailfish Subsidiaries or any such securities or agreements listed in clause (i) of this sentence, or (iv) voting trusts or similar agreements to which Sailfish or any of the Sailfish Subsidiaries is a party with respect to the voting of the capital stock of Sailfish or any of the Sailfish Subsidiaries. Immediately after the consummation of the Transactions, except as contemplated by Sections 2.05 and 2.06 there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or agreements, obligating Sailfish or any of the Sailfish Subsidiaries calling for the purchase or issuance of any shares of the capital stock or other Equity Interest in Sailfish or any of the Sailfish Subsidiaries or securities convertible into or exchangeable for such shares or other such securities.

(e) All of the issued and outstanding Equity Interests of New Sailfish and Merger Sub are, and immediately before the Closing will be, owned by Sailfish and New Sailfish, respectively.

Section 4.03 Authorization; No Conflict; Consents and Approvals.

(a) Each of Sailfish, New Sailfish and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Sailfish Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by each of Sailfish, New Sailfish and Merger Sub, the performance of its obligations hereunder and the consummation by each of them of the Transactions have been duly authorized by all necessary corporate action on the part of Sailfish, subject to the Sailfish Stockholder Approval. This Agreement has been duly executed and delivered by Sailfish, New Sailfish and Merger Sub and assuming that this Agreement constitutes the valid and binding obligation of the Green Signing Parties, constitutes a valid and binding obligation of Sailfish, New Sailfish and Merger Sub enforceable against Sailfish, New Sailfish and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Sailfish Board, at a meeting duly noticed and called and held, by unanimous vote that (except as permitted by Section 7.05) has not been rescinded, modified or withdrawn, (i) determined that the terms of this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange) are, in each case, in the best interests of, Sailfish and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange), (iii) directed that this Agreement be submitted to the stockholders of Sailfish for their consideration, and (iv) recommended that the holders of Sailfish Common Stock approve and adopt this Agreement and the Transactions, including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange (such recommendation described in this clause (iv), the “Sailfish Board Recommendation”). The Sailfish Stockholder Approval is the only vote or consent of the holders of any class or series of Sailfish’s capital stock necessary to approve the Transactions. The boards of directors of New Sailfish and Merger Sub, each at meetings duly noticed and called and held, by unanimous vote that has not been rescinded, modified or withdrawn, (i) determined that the terms of this Agreement and the Transactions (including the Merger, the Bridge Loan Lender Exchange, the Green Contribution, the Sailfish Debt Exchange and the Green Debt Exchange), are, in each case, in the best interests of, New Sailfish and Merger Sub, respectively, and each of their respective stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) directed that this Agreement be submitted to their respective stockholders for consideration, and (iv) recommended that their respective stockholders approve and adopt this Agreement and the transactions contemplated hereby. Sailfish, as the sole stockholder of New Sailfish, and New Sailfish, as the sole stockholder of Merger Sub, have approved and adopted this Agreement and the transactions contemplated hereby by written consents that will become effective following the execution of this Agreement by the Parties.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, require any consent of or other action by any Person under or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of the ownership of, or a material benefit or use under, or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer, first refusal, or other change in any right or obligation or the loss of any benefit, in each case, with respect to any of the properties or assets of Sailfish or any of its Subsidiaries (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise, certificate or license to which Sailfish or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.03(d) are duly and timely obtained or made and the Sailfish Stockholder Approval has been obtained, any Law applicable to Sailfish or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(c) Neither Sailfish nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of Sailfish or any of its Subsidiaries or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise or license to which Sailfish or any of its Subsidiaries is now a party or by which Sailfish or any of its Subsidiaries or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Sailfish or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Sailfish, New Sailfish and Merger Sub or the consummation by Sailfish, New Sailfish and Merger Sub of the Transactions, except for: (i) (A) the filing of a premerger notification report by Sailfish under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, and (B) any filings required with respect to the Comisión Federal de Competencia Económica of the United Mexican States; (ii) the filing with the SEC of (A) a joint consent solicitation statement/prospectus in preliminary and definitive form (the “Combined Consent Statement/Prospectus”), which shall include a form of consent that may be executed by the stockholders of Sailfish in connection with the Sailfish Stockholder Approval or, in the event necessary pursuant to Section 7.01, shall include a proxy statement and form of proxy card relating to a meeting of the stockholders of Sailfish to consider this Agreement and the transactions contemplated hereby, including the Merger, the Green Contribution, the Bridge Loan Lender Exchange, the Sailfish Debt Exchange and the Green Debt Exchange (including any postponement, adjournment or recess thereof, the “Sailfish Stockholders Meeting”) and (B) such reports under the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (iii) the filings of the Certificate of Merger, the certificate of formation of New Sailfish Sub, the Old Sailfish LLC Certificate of Formation and the Certificate of Conversion with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (vi) filings with Governmental Entities, including the U.S. Bureau of Ocean Energy Management, customarily made subsequent to closing; and (vii) any such consent, approval, order, authorization, registration, filing or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.04 Subsidiaries.

(a) Section 4.04(a) of the Sailfish Disclosure Letter sets forth, as of the date of this Agreement, the name, jurisdiction of organization and the respective Equity Interest ownership of each (i) Sailfish Subsidiary and (ii) entity (other than the Sailfish Subsidiaries) in which Sailfish or any Sailfish Subsidiary owns any interest. Except as set forth on Section 4.04(a) of the Sailfish Disclosure Letter, each Sailfish Subsidiary is directly or indirectly wholly owned by Sailfish.

(b) All of the outstanding Equity Interests in (i) each Sailfish Subsidiary that are owned directly or indirectly by Sailfish, and (ii) each other Person that is a legal entity in which Sailfish has an Equity Interest, in each case that are owned directly or indirectly by Sailfish, are duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of such Sailfish Subsidiary or other Person) and (in the case of all corporate Subsidiaries) nonassessable, and such Equity Interests are owned by Sailfish or by a Sailfish Subsidiary free and clear of any Encumbrances or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the Equity Interests in any Sailfish Subsidiary.

(c) Neither New Sailfish nor Merger Sub, since its respective date of incorporation, has carried on any business or conducted any operations other than the execution and delivery of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto.

Section 4.05 SEC Documents; Financial Statements.

(a) Since January 1, 2017, Sailfish has filed or furnished with the SEC, on a timely basis, all Sailfish SEC Documents. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each of the Sailfish SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Sailfish SEC Documents and all current listing and corporate governance requirements of NYSE, and none of the Sailfish SEC Documents contained (when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Sailfish has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Sailfish SEC Documents. As of the date hereof, neither Sailfish nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Sailfish from the SEC with respect to any of the Sailfish SEC Documents. None of the Sailfish Subsidiaries is, or has been at any time, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The financial statements of Sailfish included in the Sailfish SEC Documents, including all notes and schedules thereto (the “Sailfish Financial Statements”), complied in all material respects (when filed or if amended prior to the date of this Agreement, as of the date of such amendment) with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments) the consolidated financial position of Sailfish and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Sailfish and its consolidated Subsidiaries for the periods presented therein. Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Sailfish and its Subsidiaries. The books and records of Sailfish and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP is an independent public accounting firm with respect to Sailfish and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of Sailfish. None of Sailfish or its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sailfish in any of Sailfish’s published financial statements. To the knowledge of Sailfish, none of the Sailfish SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Sailfish.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by Sailfish for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by New Sailfish pursuant to which the issuance of shares of New Sailfish Common Stock pursuant to the Merger will be registered with the SEC and in which the Combined Consent Statement/Prospectus will be included as a prospectus, including any amendments or supplements thereto and any other document incorporated or referenced therein (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (b) the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and at the time of the Sailfish Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Combined Consent Statement/Prospectus supplied by Sailfish will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Sailfish with respect to statements made therein based on information supplied by Green Energy or its Subsidiaries specifically for inclusion in the Combined Consent Statement/Prospectus.

Section 4.07 Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any fact, circumstance, condition, event, change, effect, development or occurrence that, individually or in the aggregate, had or would be reasonably likely to have a Sailfish Material Adverse Effect.

(b) Since December 31, 2016, there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of Sailfish and its Subsidiaries, taken as a whole.

(c) From December 31, 2016 through the date of this Agreement, (i) Sailfish and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practices in all material respects and (ii) neither Sailfish nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.01(b)(iv), (v), (vi), (vii), (ix) or (xii) if such provisions were in effect at all times since December 31, 2016.

Section 4.08 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Sailfish, threatened against Sailfish or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Sailfish or any of its Subsidiaries. To the knowledge of Sailfish, as of the date hereof, no officer or director of Sailfish is a defendant in any material Proceeding in connection with his or her status as an officer or director of Sailfish or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of Sailfish or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Sailfish or any of its Subsidiaries as currently conducted.

Section 4.09 No Undisclosed Liabilities. There are no liabilities or obligations of Sailfish or any of its Subsidiaries of any kind whatsoever (whether accrued, contingent, absolute, determined, determinable or otherwise), other than: (a) liabilities or obligations reflected or reserved against on the balance sheet of Sailfish dated as of June 30, 2017 (including the notes thereto) contained in the Sailfish Financial Statements; (b) liabilities or obligations incurred in the ordinary course of business subsequent to June 30, 2017; (c) liabilities or obligations for fees and expenses incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.10 Sailfish Permits; Compliance with Applicable Law.

(a) Sailfish and its Subsidiaries hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities (other than Oil and Gas Leases) necessary for the lawful conduct of their respective businesses (the “Sailfish Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. All Sailfish Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Sailfish Permit, and no suspension or cancellation of such Sailfish Permits is pending or threatened in writing or, to the knowledge of Sailfish, threatened orally, except where the failure to be in full force and effect, suspension or cancellation has not had and would not reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish and its Subsidiaries are in compliance with the terms of the Sailfish Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. The businesses of Sailfish and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. To the knowledge of Sailfish, no investigation or review by any Governmental Entity with respect to Sailfish or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(b) Sailfish and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish has not received any written communication since January 1, 2014 from a Governmental Entity that alleges that Sailfish or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Sailfish Material Adverse Effect.

Section 4.11 Brokers. Except for the fees and expenses payable to Petrie Partners, LLC (the “Sailfish Financial Advisor”), no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission from Sailfish or any of its Subsidiaries in connection with the Transactions based upon arrangements made by or on behalf of Sailfish or any of its Subsidiaries, and the agreements with respect to such engagements have previously been made available to Green Energy.

Section 4.12 Sailfish Benefit Plans.

(a) Set forth on Section 4.12(a) of the Sailfish Disclosure Letter is a true and complete list, as of the date hereof, of each Sailfish Benefit Plan. Sailfish has furnished or made available to Green Energy true, correct and complete copies of each of the Sailfish Benefit Plans (or, with respect to any unwritten Sailfish Benefit Plan, a written summary thereof) and, to the extent applicable, true, correct and complete copies of: (i) related trust documents and any amendments thereto, (ii) the insurance contracts and any amendments thereto, (iii) the most recent favorable determination or opinion letters, (iv) the most recent report filed on Form 5500 and accompanying schedules, (v) the most recent financial statements and actuarial reports, (vi) the current summary plan description (including all summaries of material modifications thereto) and (vii) all material correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity during the past three years.

(b) Each Sailfish Benefit Plan has been established and administered in accordance with its terms and in material compliance with all applicable Laws. Each Sailfish Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code and has received a favorable determination letter as to its qualification, or, if such Sailfish Benefit Plan is a prototype plan, the opinion letter for each such Sailfish Benefit Plan and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Sailfish, threatened against, or with respect to, any of the Sailfish Benefit Plans or their assets, except for such actions, suits or claims that are not material to Sailfish or any of its Subsidiaries and to the knowledge of Sailfish, no facts or circumstances exist that could reasonably be expected to give rise to any such action, suit or claim. There is no audit, inquiry, investigation, proceeding or examination pending or, to the knowledge of Sailfish, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Sailfish Benefit Plan.

(d) Since January 1, 2014, all contributions required to be made to the Sailfish Benefit Plans pursuant to their terms or applicable Laws have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Sailfish Financial Statements or disclosed in the notes thereto in accordance with GAAP.

(f) Neither Sailfish nor any of its Subsidiaries, nor any member of an Aggregated Group to which any such Person belongs, contributes to, has an obligation to contribute to, or has any liability with respect to (including any contingent liability) and no Sailfish Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code or a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(g) No Sailfish Benefit Plan and neither Sailfish nor any of its Subsidiaries provides, or has any obligation to provide, current or former employees of Sailfish or any of its Subsidiaries (or any beneficiaries thereof) welfare benefits (including medical and life or disability insurance benefits) after such Person terminates employment with Sailfish and its Subsidiaries, except for the coverage continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA. No Sailfish Benefit Plan and neither Sailfish nor any of its Subsidiaries provides, or has any obligation to provide, welfare benefits to any Person who is not an individual currently or formerly designated by Sailfish or any of its Subsidiaries as an employee of Sailfish or any of its Subsidiaries, or a beneficiary thereof.

(h) Except for any items pursuant to the agreements set forth on Section 4.12(h) of the Sailfish Disclosure Letter, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant of Sailfish to any payment or benefit (including severance pay/benefits or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Sailfish Benefit Plan; or (iii) result in any increase in benefits payable under any Sailfish Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits or rights) in connection with the Transactions (either alone or in combination with another event or subsequent action) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Sailfish nor any of its Subsidiaries has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or Section 409A of the Code and the Treasury Regulations issued thereunder (collectively, “Section 409A”).

(i) No Sailfish Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States.

Section 4.13 Labor Matters.

(a) Since January 1, 2014, neither Sailfish nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement or other agreement with any labor union.

(b) Since January 1, 2014, there have been no existing or, to the knowledge of Sailfish, threatened unfair labor practices, charges or grievances against Sailfish or any of its Subsidiaries arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceedings.

(c) Since January 1, 2014, there have been no strikes, disputes, slowdowns, work stoppages or lockouts existing or, to the knowledge of Sailfish, threatened, with respect to any employees of Sailfish or any of its Subsidiaries.

(d) Since January 1, 2014, there have been no union certification or representation petitions or demands with respect to any employees of Sailfish or any of its Subsidiaries and, to the knowledge of Sailfish, no union organizing campaign or similar effort is pending or threatened with respect to any employees of Sailfish or any of its Subsidiaries.

(e) All Sailfish employees are employed at will and all independent contractors are properly classified under all applicable Laws, including federal and state wage and hour laws.

(f) Sailfish does not currently have any employment agreements with any of its employees.

(g) Sailfish and its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices including but not limited to Laws relating to wages and hours, including the Fair Labor Standards Act, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, discrimination, immigration control, employee classifications, misclassification of employees as independent contractors, safety and health, reductions in force, including the WARN Act, and the payment and withholding of Taxes, and there are no Proceedings pending or, to the knowledge of Sailfish, threatened against Sailfish or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Since January 1, 2014, neither Sailfish nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Sailfish or any of its Subsidiaries which has had or would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

Section 4.14 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to Sailfish and its Subsidiaries before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) Sailfish and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Sailfish, (iii) all material Taxes required to be withheld by Sailfish and its Subsidiaries have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity, and Sailfish and its Subsidiaries have complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to Sailfish and its Subsidiaries reflected in the Sailfish Financial Statements are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

(b) Neither Sailfish nor any of its Subsidiaries is party to any Tax Sharing Agreement, other than such an agreement exclusively between or among Sailfish and any of its Subsidiaries, and neither Sailfish nor any of its Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is Sailfish).

(c) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there is no outstanding material claim, assessment or deficiency against Sailfish or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where Sailfish or any of its Subsidiaries does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for Sailfish or its Subsidiaries.

(d) During the period beginning two years before the date hereof, neither Sailfish nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

Section 4.15 Intellectual Property. Sailfish and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Sailfish and its Subsidiaries as presently conducted (collectively, the “Sailfish Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. To the knowledge of Sailfish, the use of the Sailfish Intellectual Property by Sailfish and its Subsidiaries in the operation of the business of each of Sailfish and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Sailfish and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Sailfish and its Subsidiaries as presently conducted, except where failure to do so has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect. The consummation of the Transactions will not diminish or terminate the ownership of or rights in any material Intellectual Property owned or used by Sailfish or its Subsidiaries in their respective businesses as currently conducted and, except as would not reasonably be expected to have a Sailfish Material Adverse Effect, to the knowledge of Sailfish, after the Closing Date Sailfish and its Subsidiaries will have the right to use such Intellectual Property on the same basis as prior to the consummation of the Transactions.

Section 4.16 Real Property. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, and except with respect to any of Sailfish’s Oil and Gas Properties, (a) Sailfish and its Subsidiaries have good, valid and defensible title to all material real property owned by Sailfish or any of its Subsidiaries (collectively, the “Sailfish Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Sailfish or any of its Subsidiaries, in each case, including office leases, equipment yards, warehouses, and shore base facilities (collectively, including the improvements thereon, the “Sailfish Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Sailfish or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Sailfish Material Leased Real Property (each, a “Sailfish Material Real Property Lease”) to the knowledge of Sailfish is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Sailfish nor any of its Subsidiaries, or to the knowledge of Sailfish, any other party thereto, has received written notice of any default under any Sailfish Material Real Property Lease, and a true, correct and complete copy of each Sailfish Material Real Property Lease has been made available to Green Energy prior to the date hereof, and (c) there does not exist any pending or, to the knowledge of Sailfish, threatened, condemnation or eminent domain proceedings that affect any of the Sailfish Owned Real Property or Sailfish Material Leased Real Property.

Section 4.17 Surface and Seabed Rights. Each of Sailfish and its Subsidiaries has such consents, easements, rights-of-way, rights of use and easement, fee assets, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient in all respects to access, construct, operate, maintain, and repair the equipment and facilities related to Sailfish’s and its Subsidiaries’ Oil and Gas Properties, and to produce, gather, process and handle, transport, and market Hydrocarbons from or attributable to its and their respective currently-producing Oil and Gas Properties and otherwise to conduct its business in the ordinary course, consistent with past practice, and subject to the limitations, qualifications, reservations and encumbrances contained in any Sailfish SEC Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect. Each of Sailfish and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect. All flowlines, risers, umbilicals, gathering lines, transportation facilities, platforms, and facilities operated by Sailfish and its Subsidiaries (even if on platforms not owned by Sailfish) are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Sailfish or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sailfish

Material Adverse Effect. Sailfish has not received any written claim for access to any platforms, gathering lines, transportation lines, or other processing, marketing, or production handling facilities, whether under the Outer Continental Shelf Lands Act, the Natural Gas Act, the Interstate Commerce Act, or otherwise. Any gas gathering system constituting a part of the Oil and Gas Properties of Sailfish or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act, and none of such Oil and Gas Properties have been or are certificated by the Federal Energy Regulatory Commission (“FERC”) under Section 7(c) of the Natural Gas Act or, to the knowledge of Sailfish are now subject to the jurisdiction of the FERC under the Natural Gas Act or Natural Gas Policy Act. None of the Oil and Gas Properties of Sailfish or its Subsidiaries are providing service under Section 311 of the Natural Gas Policy Act or under a tariff or other authorization on file with or approved by any Governmental Entity. None of the Oil and Gas Properties of or other oil pipelines owned by Sailfish or its Subsidiaries are providing service under or subject to the Interstate Commerce Act nor are Sailfish or its Subsidiaries or any such Oil and Gas Properties or oil pipelines subject to the jurisdiction of the FERC pursuant to the Interstate Commerce Act.

Section 4.18 Oil & Gas Matters.

(a) Except as has not had and would not be reasonably likely to have a Sailfish Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Sailfish Reserve Report and that is expressly described in Section 4.18(a) of the Sailfish Disclosure Letter or (ii) reflected in the Sailfish Reserve Report or in the Sailfish SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Sailfish and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Sailfish Reserve Report and in each case as attributable to interests owned by Sailfish and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means title of Sailfish or one or more of its Subsidiaries, as applicable (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them), beneficially or of record with any applicable Governmental Entity that (1) entitles Sailfish (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Sailfish Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which Sailfish or its applicable Subsidiary may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries), (2) obligates Sailfish (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Sailfish Reserve Report for such Oil and Gas Properties (other than increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws and increases that are accompanied by at least a proportionate increase in the net revenue interest of Sailfish and its applicable Subsidiaries) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data (other than title data) supplied by Sailfish to the Sailfish Independent Petroleum Engineers relating to the Sailfish interests referred to in the Sailfish Reserve Report, by or on behalf of Sailfish and its Subsidiaries in connection with the preparation of the Sailfish Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of Sailfish set forth in the Sailfish Reserve Report are derived from reports that have been prepared by the Sailfish Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of Sailfish and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Sailfish Reserve Report that has had or would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(c) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Sailfish or any of its Subsidiaries have been timely and properly paid, and (iii) none of Sailfish or any of its Subsidiaries (and, to Sailfish’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Sailfish or any of its Subsidiaries.

(d) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Sailfish and its Subsidiaries are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by Sailfish, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason except as reported in the Sailfish SEC Documents. Neither Sailfish nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery. As of the dates reflected in the Disclosure Letter, neither Sailfish nor any of its Subsidiaries has any production, platform, transportation, production handling, processing, plant, or other imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Sailfish or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Sailfish reasonably anticipates will individually require expenditures after the Effective Time of greater than $10,000,000.

(f) All currently-producing wells and equipment related to Oil and Gas Properties operated by Sailfish or any of its Subsidiaries are in an operable state of repair, adequate to maintain operations in accordance with past practice, ordinary wear and tear excepted.

(g) As of the date hereof, neither Sailfish nor any of its Subsidiaries has failed to elect to participate in (or affirmatively elected not to participate in) any operation or activity which could result in any of such Person’s interest in any of its Oil and Gas Properties becoming subject to a penalty, premium, or forfeiture as a result of such election or lack thereof.

(h) All wells included in the Oil and Gas Properties of Sailfish or its Subsidiaries have been drilled and completed within the limits permitted by all applicable Oil and Gas Leases, contracts, and pooling or unit agreements. There are no wells or other equipment or facilities located on Sailfish’s or any of its Subsidiaries’ Oil and Gas Properties that such Person is, or will within 18 months after the date hereof be, obligated by any Laws or contract to plug, dismantle, decommission, and/or abandon or that have been plugged, dismantled, decommissioned, and/or abandoned in a manner that does not comply in all material respects with applicable Laws.

(i) There are no preferential rights to purchase or required third Person consents which may be applicable to the transactions contemplated by this Agreement, except for consents and approvals of Governmental Entities that are customarily obtained after Closing.

(j) Section 4.18(j) of the Sailfish Disclosure Letter lists all bonds, letters of credit, and other similar credit support instruments maintained by Sailfish or its Subsidiaries with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties.

(k) There are no wells (i) with respect to which Sailfish or any Sailfish Subsidiary has received an order from any Governmental Entity requiring that such well be plugged and abandoned that has not been plugged and abandoned, (ii) that, to the knowledge of Sailfish, formerly produced but that are currently shut in or temporarily abandoned or were dry holes and have not been plugged in accordance with applicable Laws, (iii) that, to the knowledge of Sailfish, have been or are required to be plugged and abandoned but have not been plugged in accordance with applicable Laws or (iv) to the knowledge of Sailfish, with respect to which Sailfish or any Sailfish Subsidiary has any Decommissioning Obligations that are required to have been performed and which have not been performed in accordance with applicable Laws.

(l) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, there does not exist any pending or, to the knowledge of Sailfish, threatened, condemnation or eminent domain proceedings that affect any of Sailfish’s Oil and Gas Properties.

Section 4.19 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect:

(i) Sailfish and its Subsidiaries and their respective operations and assets are in compliance, and at all times since January 1, 2014 have complied, with all Environmental Laws and Environmental Permits;

(ii) Sailfish and its Subsidiaries have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated and all such Environmental Permits are in full force and effect, free from breach, and the Transactions will not adversely affect them;

(iii) Sailfish and its Subsidiaries are not subject to any pending, or to the knowledge of Sailfish, threatened Proceeding regarding any alleged violation of or liability under Environmental Laws (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit;

(iv) none of Sailfish or any of its Subsidiaries has received any written notice, report or other information from any Governmental Entity or any third party alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) neither Sailfish nor any of its Subsidiaries or their respective predecessors has handled, treated, recycled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials, or owned or operated any property or facility (and, to the knowledge of Sailfish, there have been no Releases of Hazardous Materials to or from any property or facility owned, operated or otherwise used by Sailfish or any of its Subsidiaries) in a manner that has given or would give rise to any liability, including any liability for response costs, corrective action costs, personal injury, property damage or natural resource damage, pursuant to CERCLA or any other Environmental Laws;

(vi) neither Sailfish nor any of its Subsidiaries or their respective predecessors has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(vii) there are no wells, pipelines, facilities, systems, platforms, or other equipment included in (or located on or otherwise attributable to) any of Sailfish’s or any of its Subsidiaries’ respective assets that are currently required to be plugged, abandoned and/or dismantled (whether pursuant to Law or any Contract or Oil and Gas Lease) by Sailfish or any of its Subsidiaries that have not been plugged, abandoned and/or dismantled in compliance therewith.

(b) Sailfish has provided or otherwise made available to Green Energy all environmental reports, studies, audits, site assessments and other similar documents in its, or the Sailfish Subsidiaries’, possession or control that are necessary to an understanding of Sailfish and its Subsidiaries’ compliance with, or liabilities arising under, Environmental Laws or Environmental Permits.

Section 4.20 Material Contracts.

(a) Section 4.20 of the Sailfish Disclosure Letter (together with the lists of exhibits contained in the Sailfish SEC Documents) sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which Sailfish or any of its Subsidiaries is bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Sailfish reasonably expects that Sailfish and its Subsidiaries will make or receive annual payments in excess of $10,000,000;

(iii) each Contract that constitutes a commitment or guarantee relating to Indebtedness for borrowed money or the deferred purchase price of property by Sailfish or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among Sailfish and its wholly owned Subsidiaries;

(iv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $2,000,000 in any calendar year that are not terminable without penalty within 60 days;

(v) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of the Green Entities becoming Affiliates of Sailfish as a result of the Transactions, would by its terms materially restrict the ability of the Green Entities to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of Sailfish and its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each Contract that relates to the sale, transfer or other disposition of a business or assets by Sailfish or any of its Subsidiaries pursuant to which Sailfish or any of its Subsidiaries has any potential continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000, excluding ordinary course indemnification obligations relating to obligations assumed by, or breaches of representations or warranties by, Sailfish or its Affiliates, or its or their respective predecessors in title, as part of the acquisition of any of their respective Oil and Gas Properties;

(viii) each Contract for any Derivative Transaction, and each International Swaps and Derivatives Association Master Agreement;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Sailfish or any of its Subsidiaries;

(x) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Sailfish or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $10,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) any material lease or sublease with respect to a Sailfish Material Leased Real Property;

(xii) each collective bargaining agreement to which Sailfish or any of its Subsidiaries is a party or is subject;

(xiii) each consulting, independent contractor, or master services agreement relating to the procurement of independent contractors or consultants through which Sailfish or any Affiliate is provided independent contractors or consultants;

(xiv) each Contract relating to a Sailfish Related Party Transaction;

(xv) each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 1,000 barrels of oil equivalent per day of Hydrocarbons of Sailfish or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than 10 years;

(xvi) each Contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Sailfish or any of its Subsidiaries to any officer, director, consultant or employee of any of the foregoing;

(xvii) each Contract providing for indemnification of any officer, director or employee by Sailfish or any of its Subsidiaries (other than the Organizational Documents of Sailfish or of any of Sailfish’s Subsidiaries);

(xviii) each Contract that requires Sailfish or any of its Subsidiaries to make any advance, loan, extension of credit (other than ordinary course trade credit) or capital contribution to, or other investment in, any Person in excess of $10,000,000 (excluding provisions set forth in joint operating agreements or unit operating agreements calling for capital calls or contributions from non-defaulting parties to cover the funding obligations of defaulting parties);

(xix) any material Contract that contains a “change of control” provision to which Sailfish or any of its Subsidiaries is a party or is subject;

(xx) each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xxi) each Contract that (A) restricts the ability of Sailfish or any of its Subsidiaries to engage in or compete in any business or with any Person in an geographical area, (B) contains exclusivity obligations or restrictions binding on Sailfish or any of its Subsidiaries or (C) contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal or any similar requirement or right in favor of any third party, in each case other than those contained in (i) any agreement in which such provision is solely for the benefit of Sailfish or any of its Subsidiaries, (ii) customary royalty pricing provisions in Oil and Gas Leases, (iii) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of Sailfish or any of its Subsidiaries, or (iv) non-circumvent, non-compete, or area of mutual interest provisions in confidentiality agreements executed by Sailfish or its Affiliates as part of a proposed acquisition that was not consummated, the term of which lasts for less than one (1) year and which apply to an area of 5,000 acres or less and 1 block or less, if offshore, and 320 acres or less, if onshore, to which Sailfish or any of its Subsidiaries or any of their respective Affiliates is subject;

(xxii) each Contract or Organizational Document of Sailfish or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of Old Sailfish LLC or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, grant liens on any property or asset of New Sailfish, issue guarantees with respect to, or pay, any indebtedness, obligations or liabilities from time to time owed to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries), make loans or advances to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries), or transfer any of its properties or assets to New Sailfish or any of its Subsidiaries (including Old Sailfish LLC and its Subsidiaries); and

(xxiii) any Contract for the employment or engagement of any officer, individual employee or other person on a full-time, part-time or consulting basis with base salary in excess of $250,000;

(xxiv) except for intercompany transactions among Sailfish and the Sailfish Subsidiaries in the ordinary course of business consistent with past practices, any Contract for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $15,000,000 or more per year or (B) material exclusive rights to any third party.

(b) All written agreements of the type described in this Section 4.20, including those agreements filed with the SEC, shall be collectively referred to herein as the “Sailfish Contracts”. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, each Sailfish Contract is legal, valid, binding and enforceable in accordance with its terms on Sailfish and each of its Subsidiaries that is a party thereto and, to the knowledge of Sailfish, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect, neither Sailfish nor any of its Subsidiaries is in breach or default under any Sailfish Contract nor, to the knowledge of Sailfish, is any other party to any such Sailfish Contract in breach or default thereunder. Sailfish has heretofore made available to Green Energy complete and correct copies of the Sailfish Contracts and any material amendments thereto as of the date hereof.

Section 4.21 Insurance. Set forth in Section 4.21 of the Sailfish Disclosure Letter is a true, correct and complete list of all material insurance policies held by Sailfish or any of its Subsidiaries as of the date of this Agreement (collectively, the “Sailfish Material Insurance Policies”). Each of the Sailfish Material Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Sailfish Material Insurance Policy has been made available to Green Energy upon Green Energy’s request prior to the date of this Agreement. All premiums payable under the Sailfish Material Insurance Policies prior to the date of this Agreement have been duly paid to date and Sailfish and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all Sailfish Material Insurance Policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Sailfish Material Insurance Policy.

Section 4.22 Opinion of Financial Advisor. The Sailfish Board has received the opinion of the Sailfish Financial Advisor addressed to the Sailfish Board to the effect that, as of the date of the opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Green Total Contribution Consideration to be paid pursuant to this Agreement and the Debt Exchange Agreement is fair from a financial point of view to Sailfish.

Section 4.23 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect:

(a) All Derivative Transactions entered into by Sailfish or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with all applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Sailfish and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Sailfish and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 4.24 Related Party Transactions. As of the date of this Agreement, neither Sailfish nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former executive officer or director of Sailfish or any of its Subsidiaries, (ii) beneficial owner of 5% or more of the Sailfish Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon Sailfish or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case that have not been disclosed by Sailfish pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any Contract, transaction or other arrangement of the type described in this sentence, a “Sailfish Related Party Transaction”) in the Sailfish SEC Documents.

Section 4.25 Corporate Governance.

(a) Since January 1, 2014, Sailfish has disclosed to its auditors and the Sailfish Board’s audit committee (i) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Sailfish’s ability to record, process, summarize and report its consolidated financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sailfish’s internal controls over financial reporting and (iii) any claim or allegation regarding any of the foregoing (any such disclosures, the “Sailfish Internal Controls Disclosures”). Sailfish has made available to Green Energy copies of any Sailfish Internal Controls Disclosures. Since January 1, 2014, neither Sailfish nor any of its Subsidiaries nor Sailfish’s independent auditor has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Sailfish or its Subsidiaries, or their respective internal accounting controls. Since

January 1, 2014, neither Sailfish nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Sailfish (as defined in Rule 3b-7 under the Exchange Act) or director of Sailfish or any of its Subsidiaries.

(b) Sailfish has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) in compliance in all material respects with Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Sailfish in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Sailfish’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 4.26 Investment Company. Neither Sailfish nor any of its Subsidiaries is, or on the Closing Date will be, required to register as an investment company under the Investment Company Act of 1940, as amended.

Section 4.27 Regulatory Matters.

(a) Currently and for the past five years, neither Sailfish nor any of its Subsidiaries, nor, to Sailfish’s knowledge, its Affiliates, and none of their directors, managers or officers are or have been suspended or debarred from doing business with any Governmental Entity or is or has been the subject of a finding of noncompliance, non-responsibility or ineligibility for contracting with any Governmental Entity; and (ii) to Sailfish’s knowledge, Sailfish’s and Sailfish Subsidiaries’ cost accounting systems are in material compliance with applicable Law.

(b) Currently and for the past five years, neither Sailfish, its Subsidiaries, nor, to Sailfish’s knowledge, any of their respective directors, managers, officers, agents or employees (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would reasonably cause Sailfish, its Subsidiaries or its Affiliates to be in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, or any applicable Law of similar effect.

(c) Currently and for the past five years, Sailfish, its Subsidiaries, and its Affiliates have complied with all material aspects of applicable statutory and regulatory requirements relating to anti-money laundering, export controls, import controls, and trade and economic sanctions, including, in each case to the extent applicable and as amended (except to the extent inconsistent with U.S. law), Currency and Foreign Transactions Reporting Act of 1970, the Bank Secrecy Act of 1970 (“BSA”), the Export Administration Regulations (15

C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity in any applicable jurisdiction (collectively, “Trade Control Laws”).

(d) To Sailfish’s knowledge, no Proceeding by or before any Governmental Entity involving Sailfish, its Subsidiaries, or its Affiliates, or any of their directors, officers, employees, or agents, or anyone acting on behalf of Sailfish or its Subsidiaries, with respect to any applicable Trade Control Laws is pending or threatened. For the past five years, no civil or criminal penalties have been imposed on Sailfish, or any of its Subsidiaries or Affiliates with respect to violations of any applicable Trade Control Laws.

(e) Except as would not constitute a Sailfish Material Adverse Effect, neither Sailfish, nor any of its Subsidiaries, Affiliates, directors, officers, employees or agents is a person that is, or is acting under the direction of, on behalf of or for the benefit of a person that is, or is owned or controlled by a person that is, or has transacted nor is transacting any business with or for the benefit of (i) a Prohibited Person, (ii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under U.S. Trade Control Laws, including, Crimea, Cuba, Iran, North Korea, and Syria, (iii) otherwise a party with which transactions are prohibited under U.S. Trade Control Laws, or (iv) otherwise engaged in any activities that would subject it, or any affiliated company, to affirmative SEC disclosure obligations pursuant to Section 13 of the Exchange Act, as amended by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012. For purposes of this Agreement, “Prohibited Person” means: (a) (i) persons identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, in each case administered by OFAC, as amended from time to time, and any other sanctions or similar lists administered by the United States Government, including the Department of State and Department of Commerce and (ii) any persons owned 50% or more, directly or indirectly, or controlled by such persons; (b) persons identified on any sanctions lists of the European Union or any other jurisdiction where the Company or any of its Subsidiaries currently has or is proposing to have operations; and (c) persons identified on any list of sanctioned parties identified in a resolution of the United Nations Security Council.

(f) Sailfish has developed and implemented an anti-corruption compliance program which includes corporate policies and procedures designed to ensure compliance with the FCPA.

Section 4.28 No Additional Representations.

(a) Except for the Sailfish Group Representations, none of Sailfish, New Sailfish, Merger Sub, nor any other Person has made or makes any express or implied representation or warranty with respect to Sailfish, New Sailfish, or either of their respective

Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with any Combination Agreement or the Transactions, and each of Sailfish, New Sailfish and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Sailfish, New Sailfish, Merger Sub nor any other Person makes or has made any representation or warranty to Green Production, Green Energy, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Sailfish, New Sailfish, Merger Sub or any of their Subsidiaries or their respective businesses; or (ii) except for the Sailfish Group Representations, any oral or written information presented to Green Production, Green Energy, or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Sailfish, New Sailfish, and Merger Sub, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Sailfish, New Sailfish and Merger Sub acknowledge and agree that none of Green Production, Green Energy, or any other Person has made or is making any representations or warranties relating to the Green Entities whatsoever, express or implied, beyond the Green Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Green Entities furnished or made available to Sailfish, New Sailfish, or Merger Sub, or any of their Representatives and that neither Sailfish, New Sailfish nor Merger Sub has relied on any representation or warranty other than the Green Group Representations; it being acknowledged by Sailfish, New Sailfish and Merger Sub that the Green Signing Parties shall not be responsible for any representations and warranties other than those made by the Green Signing Parties in Article 5, any certificate delivered by any Green Signing Party pursuant to this Agreement, or any other representations and warranties expressly made by the Green Signing Parties in any other Combination Agreement. Without limiting the generality of the foregoing, Sailfish, New Sailfish and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Sailfish, New Sailfish, Merger Sub or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF

THE GREEN SIGNING PARTIES

Except as set forth in (i) the Green Annual Reports (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure (it being agreed that this clause (i) shall not be applicable to Section 5.01, Section 5.02 or Section 5.03) or (ii) the disclosure letter delivered by the Green Signing Parties to Sailfish at or prior to the execution and delivery of this Agreement (the “Green Disclosure Letter”), the Green Signing Parties represent and warrant to Sailfish as follows:

Section 5.01 Organization, Good Standing and Qualification.

(a) Each Green Entity is a corporation, limited liability company, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, operate and lease its properties and to carry on its business as now conducted.

(b) Each Green Entity is duly qualified and/or licensed, as may be required, and in good standing in each of the jurisdictions in which the nature of the business conducted by it or the character of the property owned, leased or used by it makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. Green Energy has heretofore made available to Sailfish complete and correct copies of its and its Subsidiaries’ Organizational Documents as of the date hereof.

Section 5.02 Capital Structure; Subsidiaries.

(a) Section 5.02(a) of the Green Disclosure Letter sets forth, as of the date of this Agreement and as of the Closing Date, the name and jurisdiction of organization of each (i) Green Entity and (ii) entity (other than the Green Entities) in which any Green Entity owns any Equity Interest.

(b) All of the outstanding Equity Interests in each Green Entity are duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of each Green Entity) and (in the case of all corporate Green Entities) nonassessable, and such Equity Interests are owned as set forth in Section 5.02(b) of the Green Disclosure Letter (as of the date hereof and as of the Closing Date) free and clear of any Encumbrances or limitations on voting rights. Except as set forth in the Organizational Documents of the Green Entities, there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the Equity Interests in any Green Entity. The issuance and sale of all of the Equity Interests of each Green Entity has been in material compliance with all applicable Laws, including United States federal and state securities Laws. Except as set forth in the Organizational Documents of the Green Entities, no Green Entity has agreed to register any securities under any applicable Law, including the Securities Act or any state securities Law, or granted registration rights to any individual or entity. There are no outstanding contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly on the value or price of any capital stock of, or other securities or ownership interests in, any Green Entity.

(c) Except as required by this Agreement or as set forth in the Organizational Documents of the Green Entities, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities or agreements obligating any Green Entity to issue, transfer or sell any Equity Interests in any Green Entity or securities convertible into or exchangeable for such Equity Interests, (ii) contractual obligations of any Green Entity to repurchase, redeem or otherwise acquire any

Equity Interests of any Green Entity or any such securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which any Green Entity is a party with respect to the voting of the Equity Interests of any Green Entity. Immediately after the consummation of the Transactions, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, or other rights, convertible or agreements, obligating any Green Entity calling for the purchase or issuance of any Equity Interests in any Green Entity or securities convertible into or exchangeable for such Equity Interests.

Section 5.03 Authorization; No Conflict.

(a) Each Green Signing Party has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Green Signing Parties, the performance of its obligations hereunder and the consummation by the Green Signing Parties of the Transactions have been duly authorized by all necessary limited liability company action on the part of each Green Signing Party. Subject to the performance of the Ride Entities and the Apple Entities of their respective obligations under the Support Agreement, the execution and delivery of this Agreement by the Green Signing Parties do not, and the performance of this Agreement by the Green Signing Parties, and the consummation of the Transactions, will not, require any other consent, approval, authorization or permit of, or filing with or notification to any holder of Equity Interests in any Green Entity. This Agreement has been duly executed and delivered by each Green Signing Party and assuming that this Agreement constitutes the valid and binding obligation of Sailfish, New Sailfish and Merger Sub, constitutes a valid and binding obligation of each Green Signing Party enforceable against each Green Signing Party in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Apple Aggregator and the Ride Aggregator have approved this Agreement and the Transactions. The Board of Managers of Green Energy approved this Agreement and the Transactions. The sole member of Green Production approved this Agreement and the Transactions.

(b) The execution and delivery of this Agreement do not, and the consummation of the Transactions will not, require any consent of or other action by any Person under or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of the ownership of, or a material benefit or use under, or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer, first refusal, or other change in any right or obligation or the loss of any benefit, in each case, with respect to any of the properties or assets of any Green Entity (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of any Green Entity, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise, certificate or license to which any Green Entity is a party or by which any Green Entity or their respective properties or assets are bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.03(d) are duly and timely obtained or made, any Law applicable to any Green Entity or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) No Green Entity is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of any Green Entity or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, Contract or other agreement, permit, franchise or license to which any Green Entity is now a party or by which any Green Entity or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by any Green Entity in connection with the execution and delivery of this Agreement by the Green Signing Parties or the consummation by the Green Signing Parties of the Transactions, except for: (i)(A) the filing of a premerger notification report by Green Energy under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto, and (B) any filings required with respect to the Comisión Federal de Competencia Económica of the United Mexican States or required under the Mexican Granting Instruments; (ii) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (iii) the consent of the Comisión Nacional de Hidrocarburos of the United Mexican States; and (iv) any such consent, approval, order, authorization, registration, filing or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.04 Financial Statements. Set forth on Section 5.04 of the Green Disclosure Letter are (a) copies of the audited consolidated balance sheet of Green Energy and its Subsidiaries as of December 31, 2014, 2015, and 2016, together with the related audited consolidated statements of operations, cash flows, and members’ equity of Green Energy and its Subsidiaries for the years then ended, and the related notes thereto, accompanied by the reports thereon of Ernst & Young LLP, independent public accountants (the “Green Energy Audited Financial Statements”), (b) copies of the audited consolidated balance sheet of Green Production and its Subsidiaries as of December 31, 2014, 2015, and 2016, together with the related audited consolidated statements of operations, cash flows, and members’ equity of Green Production and its Subsidiaries for the years then ended, and the related notes thereto, accompanied by the reports thereon of Ernst & Young LLP, independent public accountants (the “Green Production Audited Financial Statements” and together with the Green Energy Audited Financial Statements, the “Green Audited Financial Statements”) and (c) the unaudited consolidated balance sheet of Green Energy and its Subsidiaries as of June 30, 2017 and the related unaudited consolidated statements of operations, cash flows, and members’ equity of Green Energy and its Subsidiaries for the three and six-month periods then ended, and the related notes thereto (collectively, the “Green Interim Financial Statements” and together with the Green Audited Financial Statements, the “Green Financial Statements”). The Green Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments) the financial position of Green Energy and its consolidated Subsidiaries and Green Production and its consolidated subsidiaries, as applicable, as of their respective dates and the results of operations and the cash flows of Green Energy and its consolidated Subsidiaries and Green Production and its consolidated Subsidiaries, as applicable, for the periods presented therein. The Green Financial Statements have been prepared from, and are in accordance with, the books and records of the Green Entities. The books and records of the Green Entities have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP is an independent public accounting firm with respect to Green Energy and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of Green Energy. No Green Entity is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Green Energy in any of the Green Financial Statements.

Section 5.05 Information Supplied. None of the information supplied or to be supplied by the Green Signing Parties for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to stockholders of Sailfish and at the time of the Sailfish Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Combined Consent Statement/Prospectus supplied by the Green Signing Parties will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by any Green Signing Party with respect to statements made therein based on information supplied by Sailfish or the Sailfish Subsidiaries specifically for inclusion in the Combined Consent Statement/Prospectus.

Section 5.06 Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any fact, circumstance, condition, event, change, effect, development or occurrence that, individually or in the aggregate, had or would be reasonably likely to have a Green Material Adverse Effect.

(b) Since December 31, 2016, there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) material to the business of the Green Entities, taken as a whole.

(c) From December 31, 2016 through the date of this Agreement, (i) the Green Entities have conducted their business in the ordinary course of business consistent with past practices in all material respects and (ii) the Green Entities have not undertaken any action that would be prohibited by Section 6.02(b)(iv), (v), (vi), (vii), (ix) or (xii) if such provisions were in effect at all times since December 31, 2016.

Section 5.07 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Green Energy, threatened against the Green Entities or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Green Entities. To the knowledge of Green Energy, as of the date hereof, no officer or director of the Green Entities is a defendant in any material Proceeding in connection with his or her status as an officer or director of the Green Entities. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of the Green Entities is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of any of the Green Entities as currently conducted.

Section 5.08 No Undisclosed Liabilities. There are no liabilities or obligations of any of the Green Entities of any kind whatsoever (whether accrued, contingent, absolute, determined, determinable or otherwise), other than: (a) liabilities or obligations reflected or reserved against on the balance sheet of Green Energy dated as of December 31, 2016 (including the notes thereto) contained in the Green Financial Statements; (b) liabilities or obligations incurred in the ordinary course of business subsequent to December 31, 2016; (c) liabilities or obligations for fees and expenses incurred in connection with the preparation, negotiation and consummation of the Transactions; and (d) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.09 Green Permits; Compliance with Applicable Law.

(a) The Green Entities hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities (other than Oil and Gas Leases) necessary for the lawful conduct of their respective businesses (the “Green Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. All Green Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Green Permit, and no suspension or cancellation of such Green Permits is pending or threatened in writing or, to the knowledge of Green Energy, threatened orally, except where the failure to be in full force and effect, suspension or cancellation has not had and would not reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The Green Entities are in compliance with the terms of the Green Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The businesses of the Green Entities are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. To the knowledge of Green Energy, no investigation or review by any Governmental Entity with respect to the Green Entities is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(b) The Green Entities are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. No Green Entity has received any written communication since January 1, 2014 from a Governmental Entity that alleges that any Green Entity is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Green Material Adverse Effect.

Section 5.10 Broker’s Fees. Except for the fees and expenses payable to Citigroup Global Markets Inc. and UBS Securities LLC (the “Green Financial Advisor”), no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission from the Green Entities in connection with the Transactions based upon arrangements made by or on behalf of Green Energy, and the agreements with respect to such engagements have previously been made available to Sailfish.

Section 5.11 Green Benefit Plans.

(a) Set forth on Section 5.11(a) of the Green Disclosure Letter is a true and complete list, as of the date hereof, of each Green Benefit Plan. Green Energy has furnished or made available to Sailfish true, correct and complete copies of each of the Green Benefit Plans (or, with respect to any unwritten Green Benefit Plan, a written summary thereof) and, to the extent applicable, true, correct and complete copies of: (i) related trust documents and any amendments thereto, (ii) the insurance contracts and any amendments thereto, (iii) the most recent favorable determination or opinion letters, (iv) the most recent report filed on Form 5500 and accompanying schedules, (v) the most recent financial statements and actuarial reports, (vi) the current summary plan description (including all summaries of material modifications thereto) and (vii) all material correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity during the past three years.

(b) Each Green Benefit Plan has been established and administered in accordance with its terms and in material compliance with all applicable Laws. Each Green Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code and has received a favorable determination letter as to its qualification, or, if such Green Benefit Plan is a prototype plan, the opinion or notification letter for each such Green Benefit Plan and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Green Energy, threatened against, or with respect to, any of the Green Benefit Plans or their assets, except for such actions, suits or claims that are not material to any Green Entity and to the knowledge of Green Energy, no facts or circumstances exist that could reasonably be expected to give rise to any such action, suit or claim. There is no audit, inquiry, investigation, proceeding or examination pending or, to the knowledge of Green Energy, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Green Benefit Plan.

(d) Since January 1, 2014, all contributions required to be made to the Green Benefit Plans pursuant to their terms or applicable Laws have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Green Financial Statements or disclosed in the notes thereto in accordance with GAAP.

(f) No Green Entity, nor any member of an Aggregated Group to which any such Person belongs, contributes to, has an obligation to contribute to, or has any liability with respect to (including any contingent liability) and no Green Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code or a multiple employer welfare arrangement (as defined in Section 3(40)(A) or ERISA).

(g) No Green Benefit Plan or Green Entity provides, or has any obligation to provide, current or former employees of a Green Entity (or any beneficiaries thereof) welfare benefits (including medical and life or disability insurance benefits) after such Person terminates employment with the Green Entities, except for the coverage continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA. No Green Benefit Plan and no Green Entity provides, or has any obligation to provide, welfare benefits to any Person who is not an individual currently or formerly designated by a Green Entity as an employee of a Green Entity or a beneficiary thereof.

(h) Except for any items pursuant to the agreements set forth on Section 5.11(h) of the Green Disclosure Letter, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant of any Green Entity to any payment or benefit (including severance pay/benefits or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Green Benefit Plan; or (iii) result in any increase in benefits payable under any Green Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits or rights) in connection with the Transactions (either alone or in combination with another event or subsequent action) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Green Entity has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable Section 409A.

(i) Except as set forth on Section 5.11(i) of the Green Disclosure Letter, no Green Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States (any such Green Benefit Plan, a “Foreign Benefit Plan”). With respect to each Foreign Benefit Plan, the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance, or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procedure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Green Benefit Plan which, under the Laws of any jurisdiction outside of the United States, is required or approved by any Governmental Entity, has been so registered and approved and, to the knowledge of Green Energy, has been maintained in good standing with the applicable requirements of the Governmental Entities and, if intended to qualify for special Tax treatment, to the knowledge of Green Energy, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special Tax treatment with respect to such Foreign Benefit Plans.

Section 5.12 Labor Matters.

(a) Since January 1, 2014, no Green Entity has been a party to, or bound by, any collective bargaining agreement or other agreement with any labor union.

(b) Since January 1, 2014, there have been no existing or, to the knowledge of Green Energy, threatened unfair labor practices, charges or grievances against a Green Entity arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceedings.

(c) Since January 1, 2014, there have been no strikes, disputes, slowdowns, work stoppages or lockouts existing or, to the knowledge of Green Energy, threatened with respect to any employees of the Green Entities.

(d) Since January 1, 2014, there have been no union certification or representation petitions or demands with respect to any employees of the Green Entities and, to the knowledge of Green Energy, no union organizing campaign or similar effort is pending or threatened with respect to any employees of the Green Entities.

(e) All Green Entity employees are employed at will and all independent contractors are properly classified under all applicable Laws, including federal and state wage and hour laws.

(f) The Green Entities are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices including but not limited to Laws relating to wages and hours, including the Fair Labor Standards Act, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, discrimination, immigration control, employee classifications, misclassification of employees as independent contractors, safety and health, reductions in force, including the WARN Act, and the payment and withholding of Taxes, and there are no Proceedings pending or, to the knowledge of Green Energy, threatened against any Green Entity, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. Since January 1, 2014, no Green Entity has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to any Green Entity which has had or would be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

Section 5.13 Taxes.

(a) (i) All material Tax Returns required to be filed by or with respect to the Green Entities before the date hereof have been timely filed (taking into account all extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) the Green Entities have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Green Financial Statements, (iii) all material Taxes required to be withheld by the Green Entities have been timely withheld and, to the extent required, paid over to the appropriate Governmental Entity and the Green Entities have complied with all information reporting and backup withholding requirements, including maintenance of required forms and other records, and (iv) the charges, accruals and reserves for Taxes with respect to the Green Entities reflected in the December 31, 2016 consolidated balance sheet of Green Energy are adequate under GAAP to cover unpaid Tax liabilities of the Green Entities accruing through the date thereof.

(b) No Green Entity is party to any Tax Sharing Agreement, other than such an agreement exclusively between or among the Green Entities, and no Green Entity has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return.

(c) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there is no outstanding material claim, assessment or deficiency against any Green Entity for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where no Green Entity files Tax Returns or pays Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. No waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes is in effect for the Green Entities.

(d) During the period beginning two years before the date hereof, no Green Entity has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

(e) Except as provided in Section 5.13 of the Green Disclosure Letter, each Green Entity is classified as a disregarded entity or a partnership for U.S. federal income tax purposes. Any Green Entity that is a partnership for U.S. federal income tax purposes has made or will make a valid election under Section 754 of the Code.

Section 5.14 Intellectual Property. The Green Entities own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Green Entities as presently conducted (collectively, the “Green Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. To the knowledge of Green Energy, the use of the Green Intellectual Property by the Green Entities in the operation of the business of the Green Entities as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The Green Entities have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of the Green Entities as presently conducted, except where failure to do so has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect. The consummation of the Transactions will not diminish or terminate the ownership of or rights in any material Intellectual Property owned or used by the Green Entities in their respective businesses as currently conducted and, except as would not reasonably be expected to have a Green Material Adverse Effect, to the knowledge of Green Energy, after the Closing Date the Green Entities will have the right to use such Intellectual Property on the same basis as prior to the consummation of the Transactions.

Section 5.15 Real Property. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, and except with respect to any of the Green Entities’ Oil and Gas Properties, (a) the Green Entities have good, valid and defensible title to all material real property owned by a Green Entity, in each case, including office leases, equipment yards, warehouses, and shore base facilities (collectively, the “Green Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by a Green Entity (collectively, including the improvements thereon, the “Green Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which a Green Entity is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Green Material Leased Real Property (each, a “Green Material Real Property Lease”) to the knowledge of Green Energy is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and no Green Entity, or to the knowledge of Green Energy, any other party thereto, has received written notice of any default under any Green Material Real Property Lease, and a true, correct and complete copy of each Green Material Real Property Lease has been made available to Sailfish prior to the date hereof, and (c) there does not exist any pending or, to the knowledge of Green Energy, threatened, condemnation or eminent domain proceedings that affect any of the Green Owned Real Property or Green Material Leased Real Property.

Section 5.16 Surface and Seabed Rights. Each Green Entity has such Rights-of-Way as are sufficient in all respects to access, construct, operate, maintain, and repair the equipment and facilities related to such Green Entity’s Oil and Gas Properties, and to produce, gather, process and handle, transport, and market Hydrocarbons from or attributable to their respective currently-producing Oil and Gas Properties and otherwise to conduct its business in the ordinary course, consistent with past practice, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. Each Green Entity has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. All flowlines, risers, umbilicals, gathering lines, transportation facilities, platforms, and facilities operated by any Green Entity (even if on platforms not owned by any Green Entity) are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by any Green Entity of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect. No Green Entity has received any written claim for access to any platforms, gathering lines, transportation lines, or other processing, marketing, or production handling facilities, whether under the Outer Continental Shelf Lands Act, the Natural Gas Act, the Interstate Commerce Act, or otherwise. Any gas gathering system constituting a part of the Oil and Gas Properties of any Green Entity has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act, and none of such Oil and Gas Properties have been or are certificated by the FERC under Section 7(c) of the Natural Gas Act or, to the knowledge of Green Energy, are now subject to the jurisdiction of the FERC under the Natural Gas Act or Natural Gas Policy Act. None of the Oil and Gas Properties of any Green Entity are providing service under Section 311 of the Natural Gas Policy Act or under a tariff or other authorization on file with or approved by any Governmental Entity. None of the Oil and Gas Properties of or other oil pipelines owned by any Green Entity are providing service under or subject to the Interstate Commerce Act nor is any Green Entity or its Subsidiaries or any such Oil and Gas Properties or oil pipelines subject to the jurisdiction of the FERC pursuant to the Interstate Commerce Act.

Section 5.17 Oil & Gas Matters.

(a) Except as has not had and would not be reasonably likely to have a Green Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Green Reserve Report and expressly described in Section 5.17(a) of the Green Disclosure Letter or (ii) reflected in the Green Reserve Report as having been sold or otherwise disposed of, as of the date hereof, the Green Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Green Reserve Report and in each case as attributable to interests owned by the

Green Entities, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that one or more of the Green Entities’ title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them), beneficially or of record (other than the Mexican Granting Instruments) with any applicable Governmental Entity that (1) entitles one or more of the Green Entities to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Green Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which any Green Entity may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries), (2) obligates one or more of the Green Entities to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Green Reserve Report for such Oil and Gas Properties (other than increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws and increases that are accompanied by at least a proportionate increase in the net revenue interest of the Green Entities) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data (other than title data) supplied by the Green Entities to the Green Independent Petroleum Engineers relating to the Green Entities’ interests referred to in the Green Reserve Report, in connection with the preparation of the Green Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of the Green Entities set forth in the Green Reserve Report are derived from reports that have been prepared by Green Energy and audited by the Green Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Green Entities at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Green Reserve Report that has had or would be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect.

(c) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, (i) all rentals, shut-ins, periodic contractual fees and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Green Entity have been timely and properly paid and (iii) no Green Entity (and, to Green Energy’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Green Entity. Except as set forth in Section 5.17(c) of the Green Disclosure Letter, no portion of the Mexican Granting Instruments, or the lands or rights covered thereby, has been relinquished or surrendered, and the Green Energy Disclosure Letter accurately describes the current geographic area covered thereby after any such relinquishments and surrenders, together with the current phase of each Mexican Granting Instrument or portion thereof.

(d) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Green Entities are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by any Green Entity, any third party operator thereof or any other Person or individual) for any reason except as set forth on Section 5.17(d) of the Green Disclosure Letter. No Green Entity is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery. As of the dates reflected in Section 5.17(d) of the Green Disclosure Letter, no Green Entity has any production, platform, transportation, production handling, processing, plant, or other imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on any Green Entity with respect to its or their respective Oil and Gas Properties that Green Energy reasonably anticipates will individually require expenditures after the Effective Time of greater than $10,000,000. Section 5.17(e) of the Green Disclosure Letter contains a true and complete description of any work program and/or budget for the current year and any future year, including any multi-year work program and budget, and any development plan, appraisal plan, exploration plan, or production plan in each case, that is binding or required with respect to the Mexican Granting Instruments or by virtue of Law, has been approved by the operating committee or other governing body under any applicable operating agreement, or has been approved or mandated by any Governmental Entity. No Green Entity is obligated (and has not, during the term of the Mexican Granting Instruments) to make any payment arising out of a failure to comply with minimum work obligations, minimum appraisal obligations, or any approved work program or budget.

(f) All currently-producing wells and equipment related to Oil and Gas Properties operated by any Green Entity are in an operable state of repair, adequate to maintain operations in accordance with past practice, ordinary wear and tear excepted. Section 5.17(f) of the Green Disclosure Letter sets forth any assessment of pre-existing damages provided to an applicable Governmental Entity under the Mexican Granting Instruments.

(g) As of the date hereof, no Green Entity has failed to elect to participate in (or affirmatively elected not to participate in) any operation or activity which could result in any of such Person’s interest in any of its Oil and Gas Properties becoming subject to a penalty, premium, or forfeiture as a result of such election or lack thereof.

(h) All wells included in the Oil and Gas Properties of the Green Entities have been drilled and completed within the limits permitted by all applicable Oil and Gas Leases, contracts, and pooling or unit agreements. There are no wells or other equipment or facilities located on any Green Entity’s Oil and Gas Properties that such Person is, or will within 18 months after the date hereof be, obligated by any Laws or contract to plug, dismantle, decommission, and/or abandon or that have been plugged, dismantled, decommissioned, and/or abandoned in a manner that does not comply in all material respects with applicable Laws.

(i) There are no preferential rights to purchase or required third Person consents which may be applicable to the transactions contemplated by this Agreement, except for consents and approvals of Governmental Entities that are customarily obtained after Closing.

(j) Section 5.17(j) of the Green Disclosure Letter lists all bonds, letters of credit, and other similar credit support instruments maintained by or on behalf of any Green Entity with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties.

(k) Section 5.17(k) of the Green Disclosure Letter sets forth all costs and expenses in respect of petroleum operations which, as of September 30, 2017, are attributable to each Mexican Granting Instruments and which the contractor thereunder is entitled to recover from Hydrocarbons produced from, or allocable to, each Mexican Granting Instrument. All such costs are “Eligible Costs” under the Mexican Granting Instruments.

(l) Each Mexican Granting Instrument, and each amendment or modification issues with respect thereto, or waiver of rights or interpretation by a Governmental Entity thereunder, has been validly issued and approved by the applicable Governmental Entities.

(m) The applicable Green Entity has such rights to export Hydrocarbons from the United Mexican States as are set forth in the Mexican Granting Instruments, and each applicable Green Entity’s export rights and privileges as are set forth in the Mexican Granting Instruments have not been curtailed or suspended by any Governmental Entity.

(n) Section 5.17(n) of the Green Disclosure Letter contains an accurate and complete description of any plugging and abandonment or decommissioning trust, surety, or other security, poste, provided, or otherwise held by or on behalf of any Green Entity with respect to the Mexican Granting Instruments.

(o) There are no wells (i) with respect to which any Green Entity has received an order from any Governmental Entity requiring that such well be plugged and abandoned that has not been plugged and abandoned, (ii) that, to the knowledge of Green Energy, formerly produced but that are temporarily abandoned or were dry holes and have not been plugged in accordance with applicable Laws, (iii) that, to the knowledge of Green Energy, have been or are required to be plugged and abandoned but have not been plugged in accordance with applicable Laws or (iv) to the knowledge of Green Energy, with respect to which any Green Entity has any Decommissioning Obligations that are required to have been performed and which have not been performed in accordance with applicable Laws.

(p) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, there does not exist any pending or, to the knowledge of Green Energy, threatened, condemnation or eminent domain proceedings that affect any of the Green Entities’ Oil and Gas Properties.

(q) To the knowledge of the Green Entities, solely with respect to the Mexican Granting Instrument described in subsection (ii) of the definition thereof, (i) the minimum work obligations required by such Mexican Granting Instrument have been fully satisfied with respect to the current period of such Mexican Granting Instrument and (ii) the requirements in such Mexican Granting Instrument that the parties thereunder utilize a certain minimum percentage of Mexican labor or supply have been fully satisfied.

(r) As of the date of this Agreement, there is no secondee at any Green Entity under any joint operating agreement or similar agreement applicable to a Mexican Granting Instrument, and no third Person has requested or demanded any secondment in writing.

(s) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, no Green Entity is in default under the Mexican Granting Instruments.

(t) With respect to (i) that certain Agreement Regarding Surety Bond and Operator Substitution Option dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V., Green Energy LLC, and Green Energy Offshore Mexico 2, S. de R.L. de C.V. and that certain Contribution Letter Agreement dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V. and Green Energy LLC, in each case with respect to the Mexican Granting Instrument covering Contract Area 2, located in the shallow waters off of the state of Veracruz; and (ii) that certain Agreement Regarding Surety Bond and Operator Substitution Option dated September 4, 2015 by and between Sierra O&G Exploración y Producción, S. de R.L. de C.V., Green Energy LLC, and Green Energy Offshore Mexico 7, S. de R.L. de C.V. and that certain Contribution Letter Agreement dated September 4, 2015 by and between Green Energy and Sierra O&G Exploración y Producción, S. de R.L. de C.V. with respect to the Mexican Granting Instrument covering Contract Area 7, located in the shallow waters off of the state of Tabasco (the “Mexico Letter Agreements”), (A) no Green Entity which is a party to a Mexico Letter Agreement has breached any of its obligations thereunder, which breach has not been remedied (and, to the knowledge of Green Energy, no circumstance exists that, with the passage of time, the giving of notice, or both, would cause or constitute such a breach), such that Sierra O&G Exploración y Producción, S. de R.L. de C.V. may exercise its right to remove, or cause the resignation of, a Green Entity as operator under a Joint Operating Agreement applicable to the Mexican Granting Instruments, or cause a Green Entity to forfeit, sell, or otherwise divest or alienate all or any part of its interests in a Mexican Granting Instrument, (B) the Non-Operators (as defined in a Joint Operating Agreement applicable to the Mexican Granting Instruments) have not exercised their rights to remove a Green Operator as operator in accordance with

Article 4.10.D.1 or Article 4.10.E.1 of such Joint Operating Agreements or cause a Green Entity to assign all of its interests thereunder pursuant to Article 4.10.D.3 of such Joint Operating Agreements; and (C) there has not been any draw under any Letter of Credit (as such term is defined in the applicable Mexico Letter Agreement).

Section 5.18 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect:

(i) the Green Entities and their respective operations and assets are in compliance, and at all times since January 1, 2012 have complied, with all Environmental Laws and Environmental Permits;

(ii) the Green Entities have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated and all such Environmental Permits are in full force and effect, free from breach, and the Transactions will not adversely affect them;

(iii) the Green Entities are not subject to any pending, or to the knowledge of Green Energy, threatened Proceeding regarding any alleged violation of or liability under Environmental Laws (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit;

(iv) no Green Entity has received any written notice, report or other information from any Governmental Entity or any third party alleging, with respect to any such entity or any of its respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) no Green Entity or their respective predecessors has handled, treated, recycled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials, or owned or operated any property or facility (and, to the knowledge of Green Energy, there have been no Releases of Hazardous Materials to or from any property or facility owned, operated or otherwise used by any Green Entity) in a manner that has given or would give rise to any liability, including any liability for response costs, corrective action costs, personal injury, property damage or natural resource damage, pursuant to CERCLA or any other Environmental Laws;

(vi) no Green Entity or their respective predecessors has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(vii) There are no wells, pipelines, facilities, systems, platforms, or other equipment included in (or located on or otherwise attributable to) any Green

Entity’s respective assets that are currently required to be plugged, abandoned and/or dismantled (whether pursuant to Law or any Contract or Oil and Gas Lease) by a Green Entity that have not been plugged, abandoned and/or dismantled in compliance therewith.

(b) Green Energy has provided or otherwise made available to Sailfish all environmental reports, studies, audits, site assessments and other similar documents in its, or its Subsidiaries’, possession or control that are necessary to an understanding of Green Energy and its Subsidiaries’ compliance with, or liabilities arising under, Environmental Laws or Environmental Permits.

Section 5.19 Material Contracts.

(a) Section 5.19 of the Green Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which any Green Entity is bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Green Energy reasonably expects that the Green Entities will make or receive annual payments in excess of $10,000,000;

(iii) each Contract that constitutes a commitment or guarantee relating to Indebtedness for borrowed money or the deferred purchase price of property by any Green Entity (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among the Green Entities;

(iv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $2,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(v) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of the Green Entities becoming Affiliates of Sailfish as a result of the Transactions, would by its terms materially restrict the ability of Sailfish or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of the Green Entities, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each Contract that relates to the sale, transfer or other disposition of a business or assets by the Green Entities pursuant to which the Green Entities have any potential continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000, excluding ordinary course indemnification obligations relating to obligations assumed by, or breaches of representations or warranties by, Green or its Affiliates, or its or their respective predecessors in title, as part of the acquisition of any of their respective Oil and Gas Properties;

(viii) each Contract for any Derivative Transaction, and each International Swaps and Derivatives Association Master Agreement;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of any Green Entity;

(x) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring any Green Entity to make expenditures that would reasonably be expected to be in excess of $10,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) any material lease or sublease with respect to a Green Material Leased Real Property;

(xii) each collective bargaining agreement to which any Green Entity is a party or is subject;

(xiii) each consulting, independent contractor, or master services agreement relating to the procurement of independent contractors or consultants through which a Green Entity is provided independent contractors or consultants;

(xiv) each Contract relating to a Green Related Party Transaction;

(xv) each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 1,000 barrels of oil equivalent per day of Hydrocarbons of any Green Entity per day over a period of one month (calculated on a yearly average basis) or for a term greater than 10 years;

(xvi) each Contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from any Green Entity to any officer, director, consultant or employee of any of the foregoing or any of their Affiliates;

(xvii) each Contract providing for indemnification of any officer, director or employee by a Green Entity (other than the Organizational Documents of the Green Entities);

(xviii) each Contract that requires the Green Entities to make any advance, loan, extension of credit (other than ordinary course trade credit) or capital contribution to, or other investment in, any Person in excess of $10,000,000 (excluding provisions set forth in joint operating agreements or unit operating agreements calling for capital calls or contributions from non-defaulting parties to cover the funding obligations of defaulting parties);

(xix) any material Contract that contains a “change of control” provision to which a Green Entity is a party or is subject;

(xx) each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xxi) each Contract that (A) restricts the ability of the Green Entities to engage in or compete in any business or with any Person in an geographical area, (B) contains exclusivity obligations or restrictions binding on the Green Entities or (C) contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal or any similar requirement or right in favor of any third party, in each case other than those contained in (1) any agreement in which such provision is solely for the benefit of a Green Entity, (2) customary royalty pricing provisions in Oil and Gas Leases or (3) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of a Green Entity, to which any Green Entity or any of their respective Affiliates is subject or (4) non-circumvent, non-compete, or area of mutual interest provisions in confidentiality agreements executed by a Green Entity as part of a proposed acquisition that was not consummated, the term of which lasts for less than one (1) year and which apply to an area of 5,000 acres or less and 1 block or less, if offshore and 320 acres or less, if onshore, to which a Green Entity is subject;

(xxii) each Contract or Organizational Document of a Green Entity that would, on or after the Closing Date, prohibit or restrict the ability of Sailfish, the Surviving Entity, or any of their respective Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any indebtedness, obligations or liabilities from time to time owed to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries), make loans or advances to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries), or transfer any of its properties or assets to Sailfish or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries);

(xxiii) any Contract for the employment or engagement of any officer, individual employee or other person on a full-time, part-time or consulting basis with base salary in excess of $250,000; and

(xxiv) except for intercompany transactions among the Green Entities in the ordinary course of business consistent with past practices, any Contract for the license or sublicense of any Intellectual Property or other intangible asset (whether as a licensor or a licensee) that provides (A) for payment of $15,000,000 or more per year or (B) material exclusive rights to any third party.

(b) All written agreements of the type described in this Section 5.19, shall be collectively referred to herein as the “Green Contracts.” Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, each Green Contract is legal, valid, binding and enforceable in accordance with its terms on each Green Entity that is a party thereto and, to the knowledge of Green Energy, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect, no Green Entity is in breach or default under any Green Contract nor, to the knowledge of Green Energy, is any other party to any such Green Contract in breach or default thereunder. Green Energy has heretofore made available to Sailfish complete and correct copies of the Green Contracts and any material amendments thereto as of the date hereof.

Section 5.20 Insurance. Set forth in Section 5.20 of the Green Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Green Entities as of the date of this Agreement (collectively, the “Green Material Insurance Policies”). Each of the Green Material Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Green Material Insurance Policy has been made available to Sailfish upon Sailfish’s request prior to the date of this Agreement. All premiums payable under the Green Material Insurance Policies prior to the date of this Agreement have been duly paid to date and the Green Entities are otherwise in compliance in all material respects with the terms and conditions of all Green Material Insurance Policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Green Material Insurance Policy.

Section 5.21 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Green Material Adverse Effect:

(a) All Derivative Transactions entered into by any Green Entity or for the account of any of its customers as of the date of this Agreement were entered into in accordance with all applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Green Entities, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Each Green Entity has duly performed in all respects all of its respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 5.22 Related Party Transactions. As of the date of this Agreement, except as expressly listed in Section 5.22 of the Green Disclosure Letter, no Green Entity is party to any transaction or arrangement under which any (i) present or former executive officer or director of any Green Entity, (ii) beneficial owner of 5% or more of the Equity Interests of Green Energy or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon any Green Entity or owns or has any interest in any of their respective properties or assets (any Contract, transaction or other arrangement of the type described in this sentence, a “Green Related Party Transaction”).

Section 5.23 Investment Company. No Green Entity is, or on the Closing Date will be, required to register as an investment company under the Investment Company Act of 1940, as amended.

Section 5.24 Regulatory Matters.

(a) Currently and for the past five years, no Green Entity or, to Green Energy’s knowledge, any of their Affiliates, nor any of their directors, managers or officers are or have been suspended or debarred from doing business with any Governmental Entity or is or has been the subject of a finding of noncompliance, non-responsibility or ineligibility for contracting with any Governmental Entity; and (ii) to Green Energy’s knowledge, the Green Entities’ cost accounting systems are in material compliance with applicable Law.

(b) Currently and for the past five years, no Green Entity nor, to the Green Energy’s knowledge, any of their respective directors, managers, officers, agents or employees (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would reasonably cause the Green Entities to be in violation of the FCPA or any applicable Law of similar effect.

(c) Currently and for the past five years, the Green Entities have complied with all material aspects of applicable statutory and regulatory requirements relating to anti-money laundering, export controls, import controls, and trade and economic sanctions, including, in each case to the extent applicable and as amended (except to the extent inconsistent with U.S. law), Trade Control Laws.

(d) To Green Energy’s knowledge, no Proceeding by or before any Governmental Entity involving any Green Entity, or any of their respective directors, officers, employees, or agents, or anyone acting on behalf of any of the Green Entities, with respect to any applicable Trade Control Laws is pending or, to the knowledge of Green Energy, threatened. For the past five years, no civil or criminal penalties have been imposed on any Green Entity with respect to violations of any applicable Trade Control Laws.

(e) Except as would not constitute a Green Material Adverse Effect, no Green Entity and none of their directors, officers, employees or agents is a person that is, or is acting under the direction of, on behalf of or for the benefit of a person that is, or is owned or controlled by a person that is, or has transacted nor is transacting any business with or for the benefit of (i) a Prohibited Person, (ii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under U.S. Trade Control Laws, including, Crimea, Cuba, Iran, North Korea, and Syria, (iii) otherwise a party with which transactions are prohibited under U.S. Trade Control Laws, or (iv) otherwise engaged in any activities that would subject it, or any affiliated company, to affirmative SEC disclosure obligations pursuant to Section 13 of the Exchange Act, as amended by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012.

(f) The Green Entities have developed and implemented an anti-corruption compliance program which includes corporate policies and procedures designed to ensure compliance with the FCPA.

Section 5.25 Debt Commitment. Green Energy has delivered to Sailfish a complete and correct copy of the Debt Commitment Letter pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein to Green Production and to use commercially reasonable efforts to assemble a syndicate of financial institutions to provide additional lending amounts to Green Production. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Green Production and, to the knowledge of Green Energy, the other parties thereto.

Section 5.26 No Additional Representations.

(a) Except for the Green Group Representations, neither the Green Signing Parties nor any other Person has made or makes any express or implied representation or warranty with respect to any Green Entity or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Green Signing Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Green Signing Parties nor any other Person makes or has made any representation or warranty to Sailfish or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any of the Green Entities or their respective businesses; or (ii) except for the Green Group Representations, any oral or written information presented to Sailfish or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Green Entities, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Green Signing Parties acknowledge and agree that neither Sailfish nor any other Person has made or is making any representations or warranties relating to Sailfish or its Subsidiaries whatsoever, express or implied, beyond the Sailfish Group Representations, including any implied representation or warranty as to the accuracy or completeness of any information regarding Sailfish and its Subsidiaries furnished or made available to the Green Signing Parties or any of their Representatives, and that the Green Signing Parties have not relied on any representation or warranty other than the Sailfish Group Representations. Without limiting the generality of the foregoing, the Green Signing Parties acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Green Signing Parties or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE 6

CONDUCT OF THE BUSINESS

Section 6.01 Conduct of Sailfish and the Sailfish Subsidiaries Pending the Transactions. Except as set forth in the corresponding subsection of Section 6.01 of the Sailfish Disclosure Letter, as expressly provided by this Agreement, as may be required by applicable Law, or otherwise consented to by Green Energy in writing (which consent shall not be unreasonably withheld, delayed or conditioned) Sailfish covenants and agrees that:

(a) until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, it shall, and shall cause each of its Subsidiaries to (i) conduct its businesses in the ordinary course consistent with past practice and, subject to Section 6.01(b)(ix), shall use reasonable best efforts to preserve intact its present business organization, retain Sailfish’s current officers and key employees, and preserve its relationships with Governmental Entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable Law, and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of their Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, Sailfish shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other Equity Interests in, Sailfish or its Subsidiaries except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Sailfish to Sailfish or a direct or indirect wholly owned Subsidiary of Sailfish; (B) split, combine or reclassify any capital stock of, or other Equity Interests in, Sailfish or any of its Subsidiaries; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other Equity Interests in, Sailfish, except as required by the terms of any existing capital stock or Equity Interest of a Sailfish Subsidiary or as required by any existing Sailfish Benefit Plan, in each case, as such terms, plans or agreements are in effect as of the date hereof;

(ii) transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any capital stock of, or other Equity Interests in, Sailfish or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or Equity Interests, other than: (A) the delivery of Sailfish Common Stock upon the expiration of any restrictions on any restricted stock or the vesting of any restricted stock units, in each case that are outstanding on the date hereof and granted under a Sailfish Stock Plan in accordance with the applicable terms thereof, (B) issuances by a wholly-owned Subsidiary of Sailfish of such Subsidiary’s capital stock or other Equity Interests to Sailfish or any other wholly-owned Subsidiary of Sailfish and (C) withholding of Sailfish Common Stock to satisfy any Tax withholding obligations with respect to awards granted pursuant to a Sailfish Stock Plan that are outstanding on the date of this Agreement in accordance with the applicable terms thereof;

(iii) amend or propose to amend the Organizational Documents of Sailfish or any of its Subsidiaries;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Sailfish, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any Equity Interest in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of Sailfish or any of its Subsidiaries in effect on the date of this Agreement and listed on Section 6.01(b)(iv) of the Sailfish Disclosure Letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10,000,000 individually and $15,000,000 in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than Sailfish or any of its wholly-owned Subsidiaries), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any Person not in excess of $10,000,000 individually or $15,000,000 in the aggregate;

(v) sell, assign, license, transfer, abandon, lease or otherwise dispose of, or agree to sell, assign, license, transfer, abandon, lease or otherwise dispose of, any of its assets or properties, other than (A) pursuant to an agreement of Sailfish or any of its Subsidiaries in effect on the date of this Agreement and listed on Section 6.01(b)(v) of the Sailfish Disclosure Letter, (B) sales, leases or dispositions (1) for which the consideration is $5,000,000 or less or (2) of obsolete equipment made in the ordinary course of business that are not material to the business of Sailfish and its Subsidiaries or (C) sales of Hydrocarbons in the ordinary course of business consistent with past practices;

(vi) adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Sailfish or any of its Subsidiaries;

(vii) change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any Governmental Entity or applicable Law;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.01(b)(iv), (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Sailfish has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Sailfish Financial Statements or $5,000,000, or (C) change in any material respects any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix) except as required by applicable Law or the existing terms of any Sailfish Benefit Plan in effect on the date hereof and made available to Green Energy prior to the date hereof (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of Sailfish or its Subsidiaries, except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of Sailfish or its Subsidiaries and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of Sailfish, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any Employee Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any such plan or arrangement in existence on the date of this Agreement; (E) fund (or agree to fund) any compensation or benefits under any Sailfish Benefit Plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a Sailfish Benefit Plan or otherwise;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of Sailfish or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the

(A) incurrence of Indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth on Section 6.01(b)(x)(A)(1) of the Sailfish Disclosure Letter, or (2) by Sailfish that is owed to any wholly-owned Subsidiary of Sailfish or by any Subsidiary of Sailfish that is owed to Sailfish or a wholly-owned Subsidiary of Sailfish, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A)(i) enter into any Contract that would be of a type described by clause (xxi) or (xxii) of the defined term “Sailfish Contract” or (ii) other than in the ordinary course of business consistent with past practice enter into any Contract that would constitute a Sailfish Contract (other than a Contract described by clause (xxi) or (xxii) of the defined term “Sailfish Contract,” which are the subject of clause (i) of this Section 6.01(b)(xi)(A)) if in effect on the date hereof, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Sailfish Contract;

(xii) waive, release, discharge, pay, compromise, settle or offer or propose to settle, any Proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by Sailfish or any of its Subsidiaries of any amount exceeding $1,000,000 in the aggregate, including costs or revenue reductions associated therewith; provided, however, that neither Sailfish nor any of its Subsidiaries shall settle or compromise any Proceeding, or agree to the entry of any order or ruling, if such settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by Sailfish or any of its Subsidiaries or (C) has a restrictive impact on the business of Sailfish or any of its Subsidiaries in any material respect;

(xiii) (A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Sailfish’s capital expenditure budget for the period indicated as set forth in Section 6.01(b)(xiii) of the Sailfish Disclosure Letter (“Sailfish Budget”), except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Sailfish Budget that will individually require expenditures of greater than $10,000,000;

(xiv) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvi) enter into or amend any Sailfish Related Party Transaction;

(xvii) adopt any shareholder rights plan;

(xviii) enter into any new line of business;

(xix) fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments required with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties;

(xx) implement any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act or any similar applicable Law (collectively, the “WARN Act”); or

(xxi) agree or commit to take any action that is prohibited by this Section 6.01(b).

Section 6.02 Conduct of the Green Entities Pending the Transactions. Except as set forth in the corresponding subsection of Section 6.02 of the Green Disclosure Letter, as expressly provided by this Agreement, as is necessary to effect or incidental to the Green Reorganization, as may be required by applicable Law, or as otherwise consented to by Sailfish in writing (which consent shall not be unreasonably withheld, delayed or conditioned) the Green Signing Parties covenant and agree that:

(a) until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, each of them shall, and shall cause each other Green Entity to (i) conduct its businesses in the ordinary course consistent with past practice and, subject to Section 6.02(b)(ix), shall use reasonable best efforts to preserve intact its present business organization, retain each Green Entity’s current officers and key employees, and preserve their relationships with Governmental Entities, employees and its key customers and suppliers, (ii) comply, in all material respects, with all applicable Law, and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of its Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 9, each Green Signing Party shall not, and shall cause the other Green Entities not to:

(i) (A) declare, authorize, establish a record date for, set aside or pay any dividends on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of any outstanding capital stock of, or other Equity Interests in, any Green Entity except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Green Energy to Green Energy or another direct or indirect wholly owned Subsidiary of Green Energy; (B) split, combine or reclassify any capital stock of, or other Equity Interests in, any Green Entity; or (C) reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, or offer to reclassify, split, combine, subdivide or purchase, redeem or otherwise acquire or amend the terms of, directly or indirectly, any capital stock of, or other Equity Interests in, any Green Entity, except as required by the terms of any existing Equity Interests of any Subsidiary of Green Energy, as such terms are in effect as of the date hereof;

(ii) transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, or authorize or propose to transfer, dispose of, pledge, lease, license, guarantee, offer, issue, deliver, grant or sell, any Equity Interests in, any Green Entity or any securities convertible into, or any rights, warrants or options to acquire, any such Equity Interests, other than: issuances by a wholly-owned Subsidiary of Green Energy of such Green Subsidiary’s Equity Interests to Green Energy or any other wholly-owned Green Subsidiary;

(iii) amend or propose to amend the Organizational Documents of any Green Entity;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Green Energy, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any Equity Interests in or the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of any Green Entity in effect on the date of this Agreement and listed on Section 5.19 of the Green Disclosure Letter and (2) acquisitions for which the consideration (including all potentially payable “earn-out” condition or any other obligation to potentially pay consideration in the future) is no more than $10,000,000 individually and $15,000,000 in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than any Green Entity), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any Person not in excess of $10,000,000 individually or $15,000,000 in the aggregate;

(v) sell, assign, license, transfer, abandon, lease or otherwise dispose of, or agree to sell, assign, license, transfer, abandon, lease or otherwise dispose of, any of its assets or properties, other than (A) pursuant to an agreement of any Green Entity in effect on the date of this Agreement and listed on Section 5.20 of the Green Disclosure Letter, (B) sales, leases or dispositions (1) for which the consideration is $5,000,000 or less or (2) of obsolete equipment made in the ordinary course of business and that are not material to the business of the Green Entities or (C) sales of Hydrocarbons in the ordinary course of business consistent with past practices;

(vi) adopt, consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of any Green Entity;

(vii) change in any material respect its accounting principles, practices or methods (or underlying assumptions) or annual accounting period, except as required by GAAP or any Governmental Entity or applicable Law;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.02(b)(iv), (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Green Energy has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Green Financial Statements or $5,000,000, or (C) change in any material respects any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix) except as required by applicable Law or the existing terms of any Green Benefit Plan in effect on the date hereof and made available to Sailfish prior to the date hereof, (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any current or former directors, officers or employees of any Green Entity except for increases in the compensation or benefits of such employees made in the ordinary course of business consistent with past practice who are not officers or directors of the Green Entities and whose annual cash compensation would not exceed $250,000 after giving effect to any such increase; (B) pay or agree to pay to any director, officer or employee of any Green Entity, whether past or present, any pension, retirement allowance or other employee benefit; (C) enter into any new, or materially amend or terminate any existing, employment, retention, change in control or severance or termination agreement with any director, officer or employee; (D) establish, adopt or become obligated under any collective bargaining agreement or any Employee Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any such plan or arrangement in existence on the date of this Agreement; (E) fund (or agree to fund) any compensation or benefits under any Green Benefit Plan, including through a “rabbi” or similar trust; (F) hire any new employee or independent contractor with an annualized salary or fee of $250,000 or more, or terminate the employment or service relationship of any employee or independent contractor with an annualized salary or fee of $250,000 or more, other than for cause; or (G) take any action to accelerate the vesting or payment of compensation or benefits under a Green Benefit Plan or otherwise;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of any Green Entity in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) in the ordinary course under existing credit facilities, subject to the limitations set forth on Section 6.02(b)(x)(A)(1) of the Green Disclosure Letter or (2) by Green Energy that is owed to any wholly-owned Subsidiary of Green Energy or by any Subsidiary of Green Energy that is owed to Green Energy or a wholly-owned Subsidiary of Green Energy, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A) (i) enter into any Contract that would be of a type described by clause (xvi) or (xvii) of the defined term “Green Contract” or (ii) other than in the ordinary course of business consistent with past practice enter into any Contract that would constitute a Green Contract (other than a Contract described by clause (xvi) or (xvii) of the defined term “Green Contract,” which are the subject of clause (i) of this

Section 6.02(b)(xi)(A)) if in effect on the date hereof, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under or consent to the termination of, any Green Contract;

(xii) waive, release, discharge, pay, compromise, settle or offer or propose to settle, any Proceeding, or agree to the entry of any order or ruling, involving the payment of monetary damages by any Green Entity of any amount exceeding $1,000,000 in the aggregate, including costs or revenue reductions associated therewith; provided, however, that no Green Entity shall settle or compromise any Proceeding, or agree to the entry of any order or ruling, if such settlement, compromise, order or ruling (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by any Green Entity or (C) has a restrictive impact on the business of any Green Entity in any material respect;

(xiii) (A) authorize or make capital expenditures that are in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the capital expenditure budget for the period indicated as set forth in Section 6.02(b)(xiii) of the Green Disclosure Letter (“Green Budget”), except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise or (B) authorize or commit to make capital expenditures that are not contemplated in the Green Budget that will individually require expenditures of greater than $10,000,000;

(xiv) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvi) enter into or amend any Green Related Party Transaction, or make any payment or incur any liability or obligation under any Green Related Party Transaction;

(xvii) enter into any new line of business;

(xviii) fail to use reasonable best efforts to maintain all bonds, letters of credit, and other similar credit support instruments required with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties;

(xix) implement any employee layoffs that could implicate the WARN Act; or

(xx) agree or commit to take any action that is prohibited by this Section 6.02(b).

ARTICLE 7

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Combined Consent Statement/Prospectus; Stockholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, and in no event later than 20 Business Days after the date of this Agreement, Sailfish and the Green Signing Parties shall cooperate in preparing, and Sailfish shall cause to be prepared and filed with the SEC, the Combined Consent Statement/Prospectus in preliminary form; provided, however, that the obligation set forth in this sentence shall not be breached if the Combined Consent Statement/Prospectus is not filed within such 20 Business Day period if Sailfish continues to work in good faith to file the Combined Consent Statement/Prospectus as soon as reasonably practicable thereafter. Each of Sailfish and the Green Signing Parties shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Combined Consent Statement/Prospectus and/or the Registration Statement. Sailfish shall promptly notify the other Parties upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Combined Consent Statement/Prospectus or the Registration Statement and shall provide the other Parties with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Combined Consent Statement/Prospectus or the Registration Statement. Sailfish shall cooperate and provide the other Parties with a reasonable opportunity to review and comment, which comments Sailfish shall consider implementing in good faith, on any correspondence (including responses to SEC comments), amendments or supplements to the Combined Consent Statement/Prospectus or the Registration Statement prior to filing with the SEC, and shall provide to the others a copy of all such filings made with the SEC. Each Party shall be given an opportunity to participate in any discussions or meetings with the SEC.

(b) As promptly as reasonably practicable following the date of this Agreement, and in no event later than 20 Business Days after the date of this Agreement, New Sailfish shall file with the SEC the Registration Statement containing the Combined Consent Statement/Prospectus; provided, however, that the obligation set forth in this sentence shall not be breached if the Registration Statement is not filed within such 20 Business Day period if Sailfish continues to work in good faith to file the Registration Statement as soon as reasonably practicable thereafter. New Sailfish shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other Transactions. New Sailfish shall take any action (other than filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of shares of New Sailfish Common Stock and Sailfish shall furnish all information concerning Sailfish and the holders of shares of Sailfish Common Stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Sailfish and New Sailfish shall cause the Combined Consent Statement/Prospectus to be mailed to Sailfish’s stockholders, and if necessary, after the definitive Combined Consent

Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Closing, the officers and directors of Green Energy or Sailfish discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Combined Consent Statement/Prospectus or Registration Statement not misleading, then such Party shall immediately notify the other Party of such misstatements or omissions. Sailfish shall advise Green Energy and Green Energy shall advise Sailfish, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of New Sailfish Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Combined Consent Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c) The Green Signing Parties will promptly furnish to Sailfish such data and information relating to the Green Entities as Sailfish may reasonably request for the purpose of including such data and information in the Combined Consent Statement/Prospectus and the Registration Statement, and any amendments or supplements thereto.

(d) Sailfish shall (i) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, take all actions to establish a record date (which will be as soon as reasonably practicable after the date upon which the Registration Statement is declared effective) for the purpose of determining Sailfish stockholders entitled to deliver written consents and to otherwise solicit and secure the Sailfish Stockholder Approval via written consent, (ii) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, distribute to Sailfish’s stockholders the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the stockholders of Sailfish in connection with the Sailfish Stockholder Approval, as soon as reasonably practicable after the date upon which the Registration Statement becomes effective and (iii) except as provided in Section 7.05, use its reasonable best efforts to solicit from stockholders of Sailfish written consents in favor of approval of the Transactions and to take all other action necessary or advisable to secure the Sailfish Stockholder Approval; provided, however, that in the event of a Change of Recommendation, in lieu of seeking the Sailfish Stockholder Approval by written consent, Sailfish shall, in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, (i) promptly take all actions to establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”), for the purpose of voting on the Sailfish Stockholder Approval, (ii) in accordance with Sailfish’s certificate of incorporation and bylaws and applicable Law, distribute to Sailfish’s stockholders the Combined Consent Statement/Prospectus, which shall include a proxy statement and form of proxy card in connection with the Sailfish Stockholder Approval, as soon as reasonably practicable after the date upon which the Registration Statement becomes effective and (iii) except as provided in Section 7.05, use its reasonable best efforts to solicit from stockholders of Sailfish proxies with respect to the Transactions. If necessary, after the definitive Combined Consent Statement/Prospectus has been mailed, Sailfish shall promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies. Without limiting the generality of the foregoing but subject to Section 9.03, Sailfish’s obligations pursuant to the first two sentences of this Section 7.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Sailfish of any Competing Proposal or (ii) any Change of Recommendation. Once the Special Meeting has been called and noticed, Sailfish shall not postpone or adjourn the Special Meeting without the consent of Green Energy (which consent shall not be unreasonably withheld or delayed) (other than to the extent necessary (i) for the absence of a quorum, or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sailfish Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Sailfish’s stockholders prior to the Special Meeting; provided that in the event that the Special Meeting is delayed to a date after the End Date as a result of either (i) or (ii) of this sentence, then Green Energy may extend the End Date to the fifth Business Day after such date); provided that Sailfish shall, if requested by Green Energy, adjourn or postpone convening the Special Meeting (but in no event for more than 30 days from the date that the Special Meeting was originally scheduled to convene) (i) for the absence of quorum or (ii) to allow additional time to solicit additional proxies if necessary in order to obtain the Sailfish Stockholder Approval. Notwithstanding the foregoing, Sailfish may adjourn or postpone the Special Meeting to a date no later than the second Business Day after the expiration of any time period contemplated by Section 7.05(e)(iii)(B) or (e)(iv)(B). Except to the extent permitted by Section 7.05, (i) the Combined Consent Statement/Prospectus shall (x) state that the Sailfish Board has determined that this Agreement and the Transactions are advisable and in the best interests of Sailfish and (y) include the Sailfish Board Recommendation and (ii) neither the Sailfish Board nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to the Green Signing Parties, the Sailfish Board Recommendation.

Section 7.02 Employee Benefit Matters.

(a) With respect to each employee of Sailfish or any of the Sailfish Subsidiaries who is designated as an employee by Sailfish or any Sailfish Subsidiary immediately prior to the Closing Date, including those on vacation, sick leave, maternity leave, military service, disability, Family and Medical Leave Act leave or other approved leave of absence (each, a “Continuing Employee”), the Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, (i) for the portion of the 12-month period following the Closing Date in which such Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, provide an annualized base salary or base wage rate, as applicable, that is no less favorable than that in effect for such Continuing Employee immediately prior to the Closing Date; (ii) for the portion of the 12-month period following the Closing Date in which such Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, provide incentive compensation opportunities that are no less favorable than the incentive compensation opportunities provided to similarly situated employees of the Green Entities, New Sailfish or any of their respective subsidiaries; and (iii) for the portion of the period beginning on the Closing Date and ending on May 1, 2018 in which such Continuing Employee remains employed by Old Sailfish LLC, any of its Subsidiaries, or any of the Green Entities, make available a package of employee benefits

(excluding equity-based compensation, defined benefits pursuant to qualified and nonqualified retirement plans, retiree health and welfare arrangements other than retiree medical benefits, perquisites and fringe benefits) that is no less favorable, in the aggregate, to the package of employee benefits made available to such Continuing Employee by Sailfish and the Sailfish Subsidiaries immediately prior to the Closing Date.

(b) Effective from and after the Closing Date, to the extent a Continuing Employee becomes eligible to participate in any Green Benefit Plan or any new Employee Benefit Plan sponsored or maintained by New Sailfish or any of its Subsidiaries or Affiliates (each, a “New Benefit Plan”) (other than any equity incentive compensation plan, program or arrangement), for purposes of determining eligibility to participate, benefit accrual, level of benefits and vesting, such Continuing Employee’s service that was recognized for similar purposes under a corresponding Sailfish Benefit Plan shall be treated as service under such Green Benefit Plan or New Benefit Plan, as applicable.

(c) Effective from and after the Closing Date, for purposes of each Employee Benefit Plan providing medical, dental, prescription drug, vision and/or other welfare benefits in which the Continuing Employees are eligible to participate following the Closing Date, if applicable and to the extent permitted by applicable Law, the Green Entities shall use commercially reasonable efforts to cause such Employee Benefit Plan to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible spouse and eligible dependents due to pre-existing conditions or waiting periods, active employment requirements and requirements to show evidence of good health under such Employee Benefit Plan to the extent such conditions, periods or requirements are satisfied or waived (or otherwise inapplicable) under the corresponding Sailfish Benefit Plan immediately prior to the Closing Date and (ii) cause each such Employee Benefit Plan to provide each Continuing Employee with credit for all co-payments, deductibles and out-of-pocket limits and other fees paid by such Continuing Employee and his or her covered dependents prior to the Closing Date and in the same plan year in which the Closing Date occurs towards satisfying the applicable co-payments, deductibles, out-of-pocket limits or other fees under such Employee Benefit Plan for the remainder of the calendar year in which the Closing Date occurs.

(d) From and after the Closing Date, the Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, assume and honor, in accordance with its terms, each Sailfish Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the consummation of the Transactions (either alone or in combination with any other event, including termination of employment).

(e) The Green Entities hereby agree and acknowledge that the consummation of the Transactions constitutes a change of control or a change in control, as the case may be, to the extent applicable under those Sailfish Benefit Plans set forth on Section 7.02(e) of the Sailfish Disclosure Letter.

(f) The Green Entities shall, or shall cause Old Sailfish LLC or one of its Subsidiaries to, provide to each Continuing Employee who experiences an “Involuntary Termination” (as defined in the Stone Energy Corporation Executive Severance Plan, as in

effect immediately prior to the Closing Date (the “Executive Severance Plan”) or in the Stone Energy Corporation Employee Severance Plan, as in effect immediately prior to the Closing Date (the “Severance Plan”), as applicable) during the 12-month period immediately following the Closing Date, with the applicable severance payments, rights and benefits provided for under the Executive Severance Plan or the Severance Plan, as applicable.

(g) In the event that the Closing Date occurs after December 31, 2017, but prior to March 15, 2018, Sailfish or one of the Sailfish Subsidiaries, as applicable, shall, in consultation with the Green Entities, be permitted to determine the amounts earned under the Stone Energy Corporation 2017 Annual Incentive Compensation Plan (the “Annual Incentive Plan”) in respect of the 2017 calendar year and provide for the payment of bonuses thereunder to the Continuing Employees on or prior to the Closing Date; provided, however, that such payments under the Annual Incentive Plan shall be based on actual performance determined by the Sailfish Board or the applicable committee thereof in good faith and in accordance with the criteria set forth in the Annual Incentive Plan (including any exhibits thereto).

(h) The Parties agree to the matters set forth on Section 7.02(h) of the Sailfish Disclosure Letter.

(i) The provisions of this Section 7.02 are solely for the benefit of the Parties hereto and nothing in this Section 7.02, express or implied, shall confer upon any employee (including any Continuing Employee), or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 7.02, express or implied, shall (i) be deemed to create any Employee Benefit Plan or amend any Employee Benefit Plan, (ii) be construed to prevent the Green Entities, Sailfish, any Sailfish Subsidiary or any of their respective Affiliates from terminating or modifying to any extent or in any respect any Employee Benefit Plan that they may establish or maintain in accordance with its terms, (iii) require the Green Entities, Sailfish, or any Sailfish Subsidiary to continue to employ or retain the services of any particular employee or other service provider for any period after the Closing, (iv) create a right in any employee to employment with the Green Entities, Sailfish, or any Sailfish Subsidiary, or (v) limit the right of the Green Entities, Sailfish, or any Sailfish Subsidiary to terminate the employment of any employee following Closing.

Section 7.03 Tax Matters.

(a) For U.S. federal income Tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income Tax treatment), the parties intend to treat the Transactions described in this Agreement as occurring as follows and in the following order:

(i) the Green Reorganization steps described in subsections (a) and (b) of Section 2.01 will be treated as tax-free distributions under Section 731 of the Code;

(ii) the Green Reorganization steps described in subsections (c) through (h) of Section 2.01 will be treated as nonrecognition transactions under Section 721 of the Code (except to the extent subject to withholding under FIRPTA);

(iii) the Green Reorganization steps described in subsections (i) through (k) of Section 2.01, collectively, will be treated as a non-taxable partnership continuation (with Green Production treated as a continuation of Green Energy) under Section 708, and the individual steps will be ignored;

(iv) the Merger will be treated as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and, together with the Green Contribution and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(v) the New Sailfish Contribution and Conversion will be treated as a tax-free reorganization under Section 368(a)(1)(F) of the Code and as a mere change within a larger transaction, as permitted under Treasury Regulation Section 1.368-2(m)(3)(ii), with New Sailfish Sub being treated as a continuation of Sailfish following the Conversion;

(vi) the Green Production Contribution will be treated, together with the Merger, the Green Blocker Contributions and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(vii) the Intermediate Blocker Contributions will be treated as nonrecognition transactions under Section 721 of the Code;

(viii) the Green Blocker Contributions will be treated, together with the Merger, the Green Production Contribution and the Green Debt Exchange, as part of a tax-deferred contribution under Section 351 of the Code;

(ix) the Old Sailfish LLC Contributions will be treated as a nonrecognition transaction under Section 721 of the Code; and

(x) the Green Debt Exchange will be treated, together with the Merger and the Green Contribution, as part of a tax-deferred contribution under Section 351 of the Code.

(collectively, the “Intended Tax Treatment”). The parties will prepare and file all Tax Returns in accordance with the Intended Tax Treatment and no party will take any inconsistent position therewith on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Entity. Furthermore, following the Closing, no party shall take any action that could adversely impact the Intended Tax Treatment, including, among other things, transferring, merging, liquidating or changing the tax classification of any of New Sailfish Sub, the Apple Blockers or the Ride Blocker or changing the tax classification of Old Sailfish LLC.

(b) For purposes of the Merger and the New Sailfish Reorganization, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(c) Any and all existing Tax Sharing Agreements between any of the Green Entities, the Apple Blockers or the Ride Blocker, on the one hand, and any of their respective Affiliates, on the other hand, shall be terminated prior to the Closing and neither the Green Entities, the Apple Blockers nor the Ride Blocker shall have any further liability thereunder.

(d) Between the date hereof and the Closing Date, Sailfish shall prepare or cause to be prepared all Tax Returns of Sailfish and its Subsidiaries for any Tax period which are required to be filed on or before the Closing Date (taking extensions into account) using accounting methods, principles and positions consistent with those used for prior Tax periods, unless a change is required by applicable Law or regulation, and all such Tax Returns shall be timely filed and all related Taxes paid on or before the Closing Date.

(e) The Green Feeders, in their sole discretion, shall be entitled to (i) prepare or cause to be prepared and file or cause to be filed all Green Pre-Closing Flow-Through Tax Returns, (ii) participate in and control any Tax examination, audit, proceeding or similar inquiry or dispute by a Governmental Entity with respect to any such Tax Returns, and (iii) participate in and control any other correspondence regarding any such Tax Returns. Unless otherwise required by applicable Law, which shall be determined in the good faith discretion of the Green Feeders, no amended Tax Return or other Tax elections or changes in Tax methods with respect to a Green Pre-Closing Flow-Through Tax Return shall be filed or made by, on behalf, or with respect to any Green Entity after the Closing Date without the prior written consent of the Green Feeders.

(f) New Sailfish shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement or any other Combination Agreement (“Transfer Taxes”). The parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(g) Notwithstanding anything to the contrary in Section 6.02 or otherwise herein, the Green Entities shall be permitted to engage in internal restructuring transactions prior to the Closing solely for the purpose of mitigating any adverse effect resulting from changes in the Tax Laws of the Netherlands reasonably anticipated to take effect on or after the date hereof and prior to Closing; provided, however, that no such transactions shall be undertaken unless, at least five days prior to undertaking such transactions, a written notice (which may be delivered by electronic mail) has been provided to either Ken Beer at beerkh@stoneenergy.com or Karl Meche at mechekd@stoneenergy.com or such other representative identified by Sailfish to Green Energy (each, a “Sailfish Tax Representative”), which notice provides a reasonable description of the anticipated transactions and the reasons for undertaking such transactions, and thereafter, the Sailfish Tax Representatives shall be permitted to reasonably consult with the Green Entities regarding such anticipated transactions, pursuant to which the Green Entities shall consider in good faith any comments or concerns of the Sailfish Tax Representatives; provided, further, that if such transactions are reasonably expected to (i) have an adverse effect on Sailfish (taking into account any adverse effects that would reasonably be expected to be borne by Sailfish if such transactions were not undertaken), (ii) have an adverse effect on the value of the New Sailfish Common Stock to be issued in the Merger (taking into account any adverse effects that would reasonably be expected to affect the value of the New Sailfish Common Stock to be issued in the Merger if such transactions were not undertaken), (iii) violate applicable Law, or (iv) prevent or materially delay the Closing, then Section 6.02 (and not this Section 7.03(g)) shall apply to determine whether the Green Entities shall be permitted to engage in such internal restructuring transactions under this Agreement.

Section 7.04 Access; Confidentiality.

(a) Each of Sailfish and Green Energy shall, and each of them shall cause each of its respective Subsidiaries to, (i) afford to the other Party and its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (collectively, the “Representatives”), during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Article 9, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and (ii) furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each of Sailfish and Green Energy and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Each Party shall have the right to have a designee of such Party accompany the other Party and its Representatives on any visits or inspections of any properties of such Party and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, no Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to attorney-client privilege or the attorney work-product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement (provided that each Party shall use its reasonable best efforts to obtain the consent or waiver of any counterparty to such agreement necessary to disclose information otherwise disclosable hereunder), or that such access would jeopardize the protection of competitively sensitive information or that such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, no Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in such other Party’s good faith opinion upon the advice of legal counsel the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, no Party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of such other Party (which may be granted or withheld in such other Party’s sole discretion). Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.04(a) for any purpose unrelated to the Transactions.

(b) Each of the Green Signing Parties, Sailfish, New Sailfish and Merger Sub acknowledges that the information provided to it and its Representatives in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement between Green Energy and Sailfish, dated as of April 10, 2017 (as amended or modified from time to time, the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference. The Confidentiality Agreement shall terminate at the Closing.

(c) No investigation by any of the Parties or their respective Representatives made pursuant to this Section 7.04 shall modify, nullify, amend or otherwise affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 7.05 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article 9, Sailfish will, will cause its Subsidiaries and its and their respective officers, directors, and employees to, and will use its reasonable best efforts to cause its other Representatives to, (i) immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person with respect to any Competing Proposal or any indication of interest that would reasonably be expected to lead to a Competing Proposal, (ii) immediately terminate access for any Person (other than the Green Entities and their respective Affiliates and Representatives) to any data room containing information with respect to Sailfish or its Subsidiaries and (iii) within one Business Day following the date hereof, request the return or destruction of any non-public information provided to any Person (other than the Green Entities and their respective Affiliates and Representatives) in connection with a Competing Proposal or any indication of interest that would reasonably be expected to lead to a Competing Proposal.

(b) Except as otherwise specifically provided for in this Section 7.05, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 9, Sailfish will not, will cause its Subsidiaries and its and their respective officers, directors, and employees not to, and will use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, knowingly induce or knowingly facilitate (including by way of furnishing or affording access to any non-public information) any inquiries, proposals or offers which constitute, or could reasonably be expected to lead to, a Competing Proposal, (ii) conduct, participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (iii) furnish or provide any non-public information regarding Sailfish or its Subsidiaries, or access to the properties, assets or employees of Sailfish or its Subsidiaries, to any Person (other than the Green Entities and their respective Affiliates and Representatives) in connection with or in response to an inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Competing Proposal, (iv) enter into any letter of intent, agreement in principle, or other agreement providing for a Competing

Proposal (other than an Acceptable Confidentiality Agreement as provided in Section 7.05(e)(ii)), or (v) resolve, agree or publicly propose to, or permit Sailfish or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to, take any of the actions referred to in this Section 7.05(b).

(c) Unless specifically permitted by Section 7.05(e), Sailfish shall not (i) fail to include the Sailfish Board Recommendation in the Combined Consent Statement/Prospectus, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Green Signing Parties, the Sailfish Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal, (iv) fail to announce publicly within 10 Business Days after a tender or exchange offer relating to any Sailfish Common Stock shall have been commenced that the Sailfish Board recommends rejection of such tender or exchange offer and reaffirms the Sailfish Board Recommendation or (v) if a Competing Proposal has been publicly known (including by way of media rumors or speculation with respect thereto) or been delivered to the Sailfish Board, fail to publicly recommend against such Competing Proposal within 10 Business Days of the request of Green Energy and to reaffirm the Sailfish Board Recommendation within such 10 Business Day period upon such request (the taking of, or failing to take, as applicable, any action described in this Section 7.05(c) being referred to as a “Change of Recommendation”).

(d) From and after the date of this Agreement, Sailfish shall promptly (and in any event within 24 hours thereof) advise Green Energy of the receipt by Sailfish of any Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Sailfish or any of its Subsidiaries made by any Person that has made or would reasonably be expected to make a Competing Proposal or any request for discussions or negotiations with Sailfish or a Representative of Sailfish relating to a Competing Proposal, and, in respect of each such Competing Proposal, Sailfish shall provide to Green Energy (within such 24 hour timeframe) (A) a copy of any such Competing Proposal made in writing provided to Sailfish or any of its Subsidiaries or (to Sailfish’s knowledge) their respective Representatives as well as copies of all written materials sent or provided to or from Sailfish or any of its Subsidiaries relating to such Competing Proposal and (B) a written summary of any material oral communications addressing such matters. Sailfish shall keep Green Energy reasonably informed of the status and material terms and conditions of any such Competing Proposal and reasonably informed on a prompt basis (and in any event within 24 hours thereof) of any material modification or proposed modification thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Green Energy with copies of any material correspondence and written materials and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, Sailfish or any of its Representatives; and (y) on the other hand, the Person that made or submitted such Competing Proposal or any Representative of such Person. Sailfish shall (i) not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill,” nondisclosure or similar agreement or provision to which Sailfish or any of its Subsidiaries or its Affiliates is or becomes a party or under which any of Sailfish, its Subsidiaries or its Affiliates has any rights and (ii) use its reasonable best efforts to enforce each such agreement or provision; provided, however, that notwithstanding clause (i) and (ii), Sailfish shall be permitted to release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of any such agreement solely to the extent necessary to permit any Person to communicate privately with the Sailfish Board in a manner that is otherwise permitted by this Agreement if the Sailfish Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law.

(e) Notwithstanding anything in this Agreement to the contrary, Sailfish or the Sailfish Board, may:

(i) to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of Sailfish, the Sailfish Board or any committee thereof shall, except as expressly permitted by Section 7.05(e)(iii) or Section 7.05(e)(iv) effect a Change of Recommendation, including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) prior to the receipt of the Sailfish Stockholder Approval, engage in discussions and negotiations and furnish non-public information pursuant to an Acceptable Confidentiality Agreement with and to any Person who has made an unsolicited, written, bona fide Competing Proposal that has not been withdrawn and that did not result, directly or indirectly, from a breach of Section 7.05 if (A) prior to engaging in any such activities, the Sailfish Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or would reasonably be expected to lead to, a Superior Proposal and that the failure to engage in such activities would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law, (B) prior to furnishing any non-public information that is prohibited from being furnished pursuant to Section 7.05(b), Sailfish receives an executed confidentiality agreement from such Person that contains confidentiality and use terms that are, in the aggregate, no less favorable to Sailfish than those contained in the Confidentiality Agreement, that does not contain any provision requiring Sailfish or its Subsidiaries to pay or reimburse the counterparty’s expenses and that does not contain any provision that would prevent Sailfish from complying with its obligation to provide any disclosure to Green Energy required pursuant to Section 7.05 (an “Acceptable Confidentiality Agreement”) and (C) Sailfish and its Representatives otherwise comply with the provisions of this Section 7.05. Sailfish shall, and shall cause its Subsidiaries and its and their respective Representatives to, provide to Green Energy any information or access with respect to Sailfish and its Subsidiaries not previously provided to Green Energy that it is providing to another Person pursuant to this Section 7.05 before or immediately after such time as it provides such information or access to such other Person;

(iii) prior to the receipt of the Sailfish Stockholder Approval, in response to a written, unsolicited and bona fide Competing Proposal that has not been withdrawn and that did not result, directly or indirectly, from a breach of this Section 7.05, if the Sailfish Board so chooses, cause Sailfish to take any action contemplated by clause (i), (ii), (iv) and/or (v) of the defined term “Change of Recommendation”, if prior to taking or, as applicable, failing to take, such action:

(A) the Sailfish Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal and that the failure to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law (taking into account any adjustment to the terms and conditions of the Transactions proposed by Green Energy in response to such Competing Proposal);

(B) Sailfish shall have given prior written notice to Green Energy at least five (5) Business Days prior to taking such action (1) that Sailfish has received such proposal, specifying the material terms and conditions of such proposal and (2) that Sailfish intends to take such action, and the basis for such Change of Recommendation, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and any other material documents and correspondence in respect of such Superior Proposal (a “Notice”);

(C) during the five Business Days following such Notice (the “Notice Period”), Sailfish and its Representatives shall negotiate in good faith with Green Energy (to the extent Green Energy desires to negotiate) regarding any revisions to the terms of the Transactions proposed by Green Energy in response to such Superior Proposal; and

(D) following the Notice Period, the Sailfish Board, after consultation with its financial advisors and outside legal counsel (and taking into account any legally binding (if accepted by Sailfish) adjustment or modification of the terms of this Agreement proposed in writing by Green Energy), shall have determined in good faith that the Competing Proposal remains a Superior Proposal and that failure to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, however, that each time material modifications to the terms of a Competing Proposal that the Sailfish Board has determined to be a Superior Proposal are made, Sailfish shall be required to deliver a Notice to Green Energy and to again comply with the requirements of this Section 7.05(e)(iii) with respect to such revised Competing Proposal (it being understood that the Notice Period in respect of such revised Competing Proposal shall be the longer of (x) the remaining time of the initial Notice Period and (y) three Business Days); and

(iv) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Sailfish Stockholder Approval, in response to an Intervening Event, if the Sailfish Board so chooses, cause Sailfish to take any action contemplated by clause (i) and/or (ii) of the defined term “Change of Recommendation”, if prior to taking such action:

(A) the Sailfish Board determines in good faith after consultation with its financial advisors and outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law;

(B) Sailfish shall have given prior written notice (an “IE Notice”) to Green Energy at least five (5) Business Days prior to taking such action that Sailfish has determined that an Intervening Event has occurred or arisen (which notice will reasonably describe such Intervening Event, including a detailed description of the events, facts and circumstances relating to such Intervening Event and any material documents and correspondence in respect of such Intervening Event and the reasons for such Change of Recommendation) and that Sailfish intends to effect such Change of Recommendation;

(C) during the five Business Days following such IE Notice (the “IE Notice Period”), Sailfish and its Representatives shall negotiate in good faith with Green Energy (to the extent Green Energy desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Green Energy in response to such Intervening Event; and

(D) following the IE Notice Period, the Sailfish Board, after consultation with its financial advisors and outside legal counsel (and taking into account any legally binding (if accepted by Sailfish) adjustment or modification of the terms of this Agreement proposed in writing by Green Energy), shall have determined in good faith that such proposed changes do not obviate the need for the Sailfish Board to effect such Change of Recommendation and that the failure to make such Change of Recommendation would be inconsistent with the Sailfish Board’s fiduciary duties under applicable Law.

(f) Nothing in this Section 7.05 is intended to restrict Sailfish, in response to an unsolicited inquiry related to an actual or potential Competing Proposal, from informing any Person of the existence of the provisions of this Section 7.05.

(g) Sailfish shall use its reasonable best efforts to inform all Representatives of Sailfish and its Subsidiaries and Affiliates of the restrictions described in this Section 7.05. The Parties agree that any breach of any of the terms of this Section 7.05 by any Sailfish Subsidiary or by any officer, director or employee of Sailfish or its Subsidiaries shall be deemed to be a breach of this Section  7.05 by Sailfish.

Section 7.06 Reasonable Best Efforts; Notifications, etc.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall (and shall cause each of its Subsidiaries to) use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary, proper or advisable actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary, proper or advisable registrations and filings and the taking of all steps as may be necessary, proper or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary, proper or advisable consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary, proper or advisable to consummate the transactions contemplated hereby; provided, however, that, except as expressly contemplated by this Agreement or any other Combination Agreement, no Party shall be required to pay (and, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), none of the Parties or their respective Subsidiaries shall pay or agree to pay) any fee, penalty or other consideration to any third party (other than any filing fees paid or payable to any Governmental Entity) for any consent or approval required for the consummation of the Transactions. For the avoidance of doubt, a Change of Recommendation effected in accordance with this Agreement shall not constitute a breach of this Section 7.06(a).

(b) Each Party shall give prompt notice to the other Parties upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 8.02(a), Section 8.02(b), Section 8.03(a) or Section 8.03(b) not being met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 7.07 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 7.07(b) and (c), and not this Section 7.07(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary, proper or advisable in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than 15 Business Days following the date of this Agreement, the Parties shall make, or shall cause to be made, any filings required under the HSR Act and any filings, voluntary or required, under the Mexican Law of Economic Competition. Each of the Green Signing Parties, Sailfish and New Sailfish shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, the Green Signing Parties, Sailfish and New Sailfish shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. The Green Signing Parties, Sailfish and New Sailfish shall each use its reasonable best efforts to respond to and comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, the Mexico Federal Commission of Economic Competition, or any other competition authority of any jurisdiction (“Antitrust Authority”).

(c) Each of the Green Signing Parties, Sailfish and New Sailfish shall, in connection with the efforts referenced in Section 7.07(b), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Parties of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Transactions, and consider in good faith the views of the other Parties and keep the other Parties reasonably informed of the status of matters related to the Transactions, including furnishing the other Parties with any written notices or other communications received by such Party or its Affiliates from, or given by such Party or its Affiliates to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Parties to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement or any of the Transactions unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws. Green Energy shall be entitled to direct and control antitrust strategy in connection with the review of the Transactions by any Antitrust Authority or other Person relating to any of the foregoing; provided, however, that it shall (i) afford Sailfish a reasonable opportunity to participate therein, (ii) give Sailfish a reasonable opportunity to review and comment on all filings or responses in connection with any such review, which comments Green Energy shall consider implementing in good faith, acting reasonably and (iii) keep Sailfish apprised of and consult with Sailfish with respect to, proposed strategy and any significant decisions related thereto. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.07 so as to preserve any applicable privilege.

(d) In furtherance and not in limitation of the foregoing, each of the Green Signing Parties and Sailfish and each of their respective Subsidiaries shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions under any Laws, including any Antitrust Laws; provided, however, that if, in order to resolve any objections, any Party is asked to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits Sailfish’s, a Green Signing Party’s or the Surviving Entity’s post-Closing freedom with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines, or assets of Sailfish, the Green Signing Parties, the Surviving Entity, or their Subsidiaries, such actions shall be conditioned upon the consummation of the Merger. In furtherance of the foregoing, each of the Green Signing Parties and Sailfish and each of their respective Subsidiaries shall use reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(e) No Party shall take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

Section 7.08 Stockholder Litigation. Each Party shall promptly notify the other Party in writing in the event any Proceeding by any Governmental Entity or other Person is commenced against such Party, its Subsidiaries or any of their respective directors related to this Agreement or the Transactions or that seeks damages in connection therewith, and each Party shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Without limiting the foregoing, Sailfish shall (i) give the Green Signing Parties the opportunity to participate, at their expense and subject to a customary joint defense agreement, in the defense or settlement of any such Proceeding, (ii) give the Green Signing Parties a reasonable opportunity to review and comment on all filings or responses to be made by Sailfish in connection with any such Proceeding, which comments Sailfish shall consider implementing in good faith and (iii) keep the Green Signing Parties apprised of and consult with the Green Signing Parties with respect to, proposed strategy and any significant decisions related thereto, and no settlement shall be agreed to or offered without Green Energy’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 7.09 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. Thereafter, so long as this Agreement is in effect, the Parties will not, and each Party will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Party; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s capital stock is traded, provided such Party affords the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same, which comments such Party shall consider implementing in good faith; provided further that no provision of this Section 7.09 shall be deemed to (i) restrict in any manner a Party’s ability to make internal communications with its employees solely to the extent that they are consistent with (and do not contain any information not already included in) previous press releases, public disclosures or public statements made by a Party in compliance with this Section 7.09, (ii) restrict any disclosure of any information consistent with (and that does not contain any information not already included in) previous press releases, public disclosures or public statements made by a Party in compliance with this Section 7.09 or (iii) require Sailfish to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.05. Notwithstanding anything to the contrary in this Agreement (or anything in the Confidentiality Agreement to the contrary), nothing in this Agreement shall restrict the ability of Green Energy or any of its Affiliates from making customary disclosures to current or prospective general or limited partners, equity holders, members, managers and investors of Apple, Ride or their respective Affiliates in the ordinary course of their business, in each case, who are subject to customary confidentiality restrictions.

Section 7.10 Director and Officer Indemnification and Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement, indemnification agreement or applicable Law in effect on the date hereof or otherwise, from the Effective Time and until the six year anniversary of the Effective Time, New Sailfish shall indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of any Green Signing Party or of Sailfish or any of its Subsidiaries or who acts as a fiduciary under any Green Benefit Plan or any Sailfish Benefit Plan or is or was serving at the request of any Green Signing Party or of Sailfish or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved, including as a witness, based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of any Green Signing Party or of Sailfish or any of its Subsidiaries, a fiduciary under any Green Benefit Plan or of any Sailfish Benefit Plan or is or was serving at the request of any Green Signing Party or of Sailfish or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and New Sailfish and Old Sailfish LLC shall, jointly and severally, pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain Sailfish’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Persons, and New Sailfish shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) New Sailfish shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10(a), upon learning of any such Proceeding, shall notify New Sailfish (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.10(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by New Sailfish under this Section 7.10(a), such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by New Sailfish (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for New Sailfish, Sailfish, or the Indemnified Person within the last three years. Notwithstanding the foregoing and except as provided in Section 7.10(c), this Section 7.10(a) shall not require New Sailfish to indemnify, defend or hold harmless, or advance expenses to, any Indemnified Person in connection with any Proceeding (or part thereof) initiated by such Indemnified Person.

(b) New Sailfish shall not amend, repeal or otherwise modify any provision in the Organizational Documents of New Sailfish, or any of its Subsidiaries in any manner that would affect (or manage New Sailfish or any of its Subsidiaries, with the intent to or in a manner that would affect) adversely the rights thereunder or under the Organizational Documents of New Sailfish or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. In addition to the rights provided such persons by applicable Law, New Sailfish shall, and shall cause its Subsidiaries to, fulfill and honor all rights to indemnification, advancement of expenses, and exculpation from liability existing in favor of the current or former directors, officers and employees of Sailfish and its Subsidiaries.

(c) To the fullest extent permitted under applicable Law, New Sailfish shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 7.10, relating to the enforcement of such Indemnified Person’s rights under this Section 7.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Notwithstanding any other provision in this Agreement to the contrary, Sailfish will procure “tail” directors’ and officers’ liability and fiduciary liability insurance policies with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as Sailfish’s current directors’ and officers’ liability and fiduciary liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability and fiduciary liability insurance policies maintained by Sailfish with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Sailfish may not spend more than 300% (the “Cap Amount”) of the last annual premium paid by Sailfish prior to the date hereof for the six years of coverage under such “tail” policies.

(e) In the event that New Sailfish or any Subsidiary of New Sailfish, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of New Sailfish or such Subsidiary of New Sailfish, as the case may be, shall assume the obligations set forth in Section 7.10(a). New Sailfish shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render New Sailfish unable to satisfy its obligations under Section 7.10(a). The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his heirs and representatives.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Sailfish or any of its Subsidiaries or their respective officers, directors, employees or agents or fiduciaries under any Sailfish Benefit Plan, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under any such policies.

Section 7.11 Governance Matters.

(a) Sailfish shall cause the New Sailfish Amended Certificate to be filed with the Secretary of State of Delaware and the bylaws to be in the form attached hereto as Exhibit D immediately prior to Closing.

(b) Prior to the Effective Time, New Sailfish shall take all action necessary to cause New Sailfish’s Board of Directors, effective as of the Closing, to consist of the persons identified in Annex 7.11; provided, however, that if any person identified on such Annex is unable or unwilling to serve on the New Sailfish Board of Directors as of the Closing, then a substitute shall be designated by the Person or Persons identified on such Annex as designating such identified person.

(c) New Sailfish shall take all necessary action to cause Timothy S. Duncan to become the President and Chief Executive Officer of New Sailfish at the Effective Time.

(d) New Sailfish shall take all necessary action to cause the persons identified on Annex 7.11 to be elected or appointed, as applicable, as certain executive officers of New Sailfish, effective as of the Effective Time, subject to each such person’s agreement on terms acceptable to New Sailfish. If any such person is not willing to serve in such capacity then the Board of Directors of New Sailfish or the other governing body of New Sailfish, as applicable, after the Effective Time shall elect or appoint, as applicable, a person to serve in such capacity.

(e) Old Sailfish LLC shall take all necessary action to cause the persons identified on Annex 7.11 to be elected or appointed, as applicable, as certain executive officers of Old Sailfish LLC, effective as of the Effective Time, subject to each such person’s agreement on terms acceptable to New Sailfish. If any such person is not willing to serve in such capacity then the Board of Directors of Old Sailfish LLC or the other governing body of Old Sailfish LLC, as applicable, after the Effective Time shall elect or appoint, as applicable, a person to serve in such capacity.

Section 7.12 Section 16 Matters. Prior to the Effective Time, New Sailfish and Sailfish shall take all such steps as may be required to cause any dispositions of equity securities of Sailfish (including derivative securities with respect thereto) or acquisitions of equity securities of New Sailfish (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to Sailfish or who will become subject to such reporting requirements with respect to New Sailfish to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.13 Advice on Certain Matters; Control of Business. Subject to compliance with applicable Law, Sailfish and Green Energy shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Sailfish Material Adverse Effect or Green Energy Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 7.07, Sailfish and Green Energy shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and its respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.14 Obligations of New Sailfish and Merger Sub. Sailfish shall take all action necessary to cause New Sailfish and Merger Sub to perform their respective obligations under this Agreement.

Section 7.15 Obligations of Green Entities. Green Energy shall take all action necessary to cause its Subsidiaries to perform their respective obligations under this Agreement.

Section 7.16 Treatment of Sailfish Notes.

(a) The Green Entities will be permitted to commence and conduct offers to purchase and exchange offers, and to conduct consent solicitations (each a “Debt Offer” and collectively, the “Debt Offers”) with respect to any or all of the outstanding aggregate principal amount of the Sailfish Notes pursuant to which, among other things, Green Production and Green Production Finance will (i) offer to all eligible holders of Sailfish Notes who are “accredited investors” (as defined in Rule 501 of Regulation D of the Securities Act of 1933) (other than Franklin Bondholder and MacKay Bondholder) the right, subject to the Closing, to tender their Sailfish Notes for New Second Lien Notes and (ii) solicit consents from holders of Sailfish Notes that are “accredited investors” (other than Franklin Bondholder and MacKay Bondholder) to certain amendments to the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents; provided, that any such Debt Offer is consummated substantially simultaneously with the Closing as contemplated by Sections 2.15, 2.16 and 2.17. Green Production and Green Production Finance shall provide Sailfish with an offer to purchase, offer to exchange, consent solicitation, letter of transmittal or other related documentation in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow Sailfish and its counsel to review and comment on such Debt Offer Documents. Green Production and Green Production Finance will reasonably consult with Sailfish regarding the timing and commencement of any Debt Offer and any tender deadlines. The closing of any Debt Offer shall be expressly conditioned on the occurrence of the Closing and the Parties shall use reasonable best efforts to cause the Debt Offers to close on the Closing Date as contemplated by Sections 2.15, 2.16 and 2.17. The Debt Offers shall be conducted in compliance with the Sailfish Notes Indenture and applicable Law, including SEC rules and regulations. Sailfish shall, and shall cause its subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Green Production in connection with the Debt Offers.

(b) Subject to the receipt of requisite consents, upon the request of Green Production and Green Production Finance, Sailfish shall execute the Sailfish Notes Supplemental Indenture amending the terms and provisions of the Sailfish Notes Indenture as described in the Debt Offer Documents, which supplemental indenture shall become effective upon execution by all parties thereto but shall become operative no earlier than the Closing Date and Sailfish shall use its reasonable best efforts to cause the Sailfish Notes Trustee to enter into the Sailfish Notes Supplemental Indenture prior to or substantially simultaneously with the Closing, at the request of Green Production and Green Production Finance and in compliance with applicable Law, including SEC rules and regulations. Sailfish shall, and shall cause its subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Green Production in connection with the execution of the Sailfish Notes Supplemental Indenture. If requested by Green Production, Sailfish’s counsel shall provide all customary legal opinions required by the Sailfish Notes Trustee in connection with its execution of the Sailfish Notes Supplemental Indenture to the extent such legal opinion is required to be delivered prior to the Closing Date. Notwithstanding the foregoing, in no event shall Sailfish or its legal counsel be required to provide an opinion with respect to the Sailfish Notes Supplemental Indenture that in the opinion of Sailfish or its legal counsel does not comply with applicable Law, including SEC rules and regulations, or the applicable indenture.

Section 7.17 Other Debt-Related Covenants.

(a) Each of Sailfish and Green Production agree to use reasonable best efforts to (i) deliver notices of prepayment (which shall be delivered in advance of Closing and conditioned upon the occurrence of the Closing) and take any actions at or prior to the Effective Time that are reasonably necessary to facilitate the prepayment of all outstanding amounts under their respective Revolving Credit Agreements (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate Sailfish or Green Production or their respective subsidiaries to complete such prepayment prior to the occurrence of the Closing); (ii) arrange for customary payoff letters, lien terminations and releases and instruments and acknowledgements of discharge in respect of any of the Revolving Credit Agreements on or prior to the Closing Date; and (iii) take all other reasonable actions to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under any of the Revolving Credit Agreements.

(b) Each of Sailfish and Green Production agree to use reasonable best efforts to do (or cause to be done) all things necessary or advisable to arrange and obtain the New Revolving Credit Facility no later than the date the Closing is required to be effected in accordance with Section 3.01, including using reasonable best efforts to (i) furnish the Debt Providers with financial and other pertinent information regarding Sailfish and its subsidiaries and Green Production and its subsidiaries, including providing the Debt Providers with the information required pursuant to the Debt Commitment Letter (all such information, the “Required Information”); (ii) participate in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions and sessions with rating agencies; (iii) furnish the Debt Providers as promptly as practicable with pertinent information regarding Sailfish and its Subsidiaries’ and Green Production and its Subsidiaries’ assets and operations as is customary in connection with the New Revolving Credit Facility and any security required therefor, including providing, as promptly as practicable following a request therefor, monthly financial and operating data relating to Sailfish and its Subsidiaries’ and Green Production and its Subsidiaries’ assets and operations; (iv) assist the Debt Providers in the preparation of (A) a customary information memorandum for the New Revolving Credit Facility; and (B) materials for rating agency presentations; (v) use reasonable best efforts to obtain such Uniform Commercial Code, bankruptcy, litigation and similar lien searches reasonably requested by the Debt Providers; (vi) take all corporate actions, subject to the consummation of the Closing, to permit the entry into of the New Revolving Credit Facility and to permit the proceeds thereof to be made available to Green Production or its Affiliates on the Closing Date; (vii) cause the appropriate authorized representatives of Sailfish and Green Production, as applicable, to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by the Debt Providers or otherwise facilitate the pledging of collateral for delivery at the entry into of the New Revolving Credit Facility on and as of the Closing (unless otherwise specified); (viii) cause the appropriate authorized representatives of Sailfish or Green Production, as applicable, to execute and deliver any credit agreements or indentures or other definitive financing documents on and as of the Closing; (ix) provide authorization letters to the Debt Providers authorizing the distribution of information to prospective lenders; (x) cooperate reasonably with the Debt Providers’ due diligence, to the extent customary and reasonable; (xi) obtain accountant’s comfort letters and legal opinions customary for financings similar to the New Revolving Credit Facility; (xii) at least five (5) days prior to the Closing, providing all documentation and other information about Sailfish and each of its Subsidiaries and Green Production and each of its Subsidiaries as is reasonably requested which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT ACT and (xiii) take all actions reasonably necessary to permit the Debt Providers to evaluate Sailfish’s and Green Production’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto. Any information provided by Sailfish or Green Production in connection with seeking the New Revolving Credit Facility shall be prepared in good faith. The Parties further agree to consult in good faith and consider each other’s comments with respect to the documentation, terms and conditions, timing and commencement of efforts to obtain the New Revolving Facility. The closing of the New Revolving Facility shall be expressly conditioned on the occurrence of the Closing.

Section 7.18 Standstill. The Green Signing Parties hereby confirm that the Confidentiality Agreement (including specifically Section 14 thereof) remains binding on Green Energy and, pursuant to the terms thereof, the Green Signing Parties shall (and shall cause their “Representatives” (as such term is defined in the Confidentiality Agreement) to) continue to comply with such agreement, including specifically Section 14 thereof, except as expressly contemplated and/or permitted by this Agreement and the other Combination Agreements.

Section 7.19 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.

ARTICLE 8

CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations to Effect the Transactions. The obligations of each Party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) the waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Sailfish Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Sailfish.

(b) Antitrust/Competition. (i) Any applicable waiting period (and extension thereof) under the HSR Act shall have expired or been earlier terminated and (ii) the applicable approval by the Mexican Comisión Federal de Competencia Económica or such other authorities with jurisdiction over antitrust matters in Mexico shall have been obtained (as applicable).

(c) No Injunctions or Restraints. There shall be no Law, injunction, ruling judgment, order, or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently makes illegal, prohibits or enjoins the consummation of the Transactions.

(d) Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 4.03 of the Sailfish Disclosure Letter or Section 5.03 of the Green Disclosure Letter that are required to consummate the Transactions shall have been obtained.

(e) Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

(f) NYSE Listing. The shares of New Sailfish Common Stock to be issued in connection with the Transactions shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Reserved.

(h) Debt Exchange. The conditions to the closing of the transactions contemplated by (i) the Debt Exchange Agreement and (ii) the Tender Offer and Consent Solicitation, in each case, shall have been satisfied or waived and the parties thereto shall be ready, willing and able to close the such Transactions substantially contemporaneously with the other Transactions contemplated to occur at Closing, in the order contemplated by Article 2. A majority of the Sailfish Notes (excluding Sailfish Notes held by Franklin Bondholder and MacKay Bondholder) shall have been tendered pursuant to the Tender Offer and Consent Solicitation for the consideration offered thereunder and the Sailfish Notes Supplemental Indenture shall have become effective (and the amendments therein (and collateral releases, if any) shall have become operative).

(i) Support Agreement. The conditions to the closing of the transactions contemplated by the Support Agreement shall have been satisfied or waived as contemplated therein and the parties thereto shall be ready, willing and able to close such Transactions substantially contemporaneously with the other Transactions contemplated to occur at Closing, in the order contemplated by Article 2.

(j) Mexican Granting Instruments. The Green Entities shall have received in each case if, and to the extent, applicable to the Transactions: (i) consent required from any Mexican Governmental Entity with respect to the Mexican Granting Instruments, without material adverse conditions or stipulations thereon, (ii) consent to the transactions contemplated hereby required from any third Person under any operating agreement applicable to a Mexican Granting Instrument, and (iii) waiver (or deemed waiver without exercise) of any third Person preferential right to purchase, right of first refusal, or similar right, and expiration of exclusive negotiations with respect to any right of first offer or negotiation, in each case, under any operating agreement or other agreement applicable to a Mexican Granting Instrument.

Section 8.02 Conditions to Obligations of the Green Signing Parties. The obligations of the Green Signing Parties to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Green Energy on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Section 4.02 and Section 4.07(a) shall be true and correct (except, with respect to Section 4.02, for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(ii) The representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Section 4.01, Section 4.03 and Section 4.11 shall be true and correct in all material respects as of the date of this Agreement and the Closing (without regard to qualification or exceptions contained therein as to “materiality” or “Sailfish Material Adverse Effect”), as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date); and

(iii) all other representations and warranties of Sailfish, New Sailfish and Merger Sub set forth in Article 4 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Sailfish Material Adverse Effect”) would not have or reasonably be expected to have, individually or in the aggregate, a Sailfish Material Adverse Effect.

(b) Performance of Obligations. Sailfish, New Sailfish and Merger Sub shall have performed in all material respects all obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date.

(c) Certificate. Sailfish shall have delivered to Green Energy a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of Sailfish certifying to the effect that the conditions set forth in Sections 8.02(a), Section 8.02(b) and Section 8.02(d) have been satisfied.

(d) No Sailfish Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Sailfish Material Adverse Effect.

Section 8.03 Conditions to Obligations of Sailfish, New Sailfish and Merger Sub. The obligations of Sailfish, New Sailfish and Merger Sub to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Sailfish on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Green Signing Parties set forth in Section 5.02 and Section 5.06(a) shall be true and correct (except, with respect to Section 5.02, for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(ii) The representations and warranties of the Green Signing Parties set forth in Section 5.01, Section 5.03 and Section 5.10 shall be true and correct in all material respects (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date);

(iii) all other representations and warranties of the Green Signing Parties set forth in Article 5 shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Green Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Green Material Adverse Effect;

(b) Performance of Obligations. The Green Signing Parties shall have performed in all material respects all obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date.

(c) Certificates. The Green Signing Parties shall have delivered to Sailfish a certificate, dated the Closing Date, signed by the Chief Executive Officer or another senior executive officer of Green Energy certifying that the conditions set forth in Sections 8.03(a), Section 8.03(b) and Section 8.03(d) have been satisfied.

(d) No Green Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, occurrence, event, development, change, effect or condition which, individually or in the aggregate, has had or would reasonably be expected to have a Green Material Adverse Effect.

(e) Termination of Green Related Party Transactions. The Green Related Party Transactions set forth on Annex 8.03(e) shall have been terminated on or before the Closing Date without the payment of (or the obligation to pay) any amounts in connection therewith by any Green Entity, and evidence of such terminations shall have been delivered to Sailfish.

ARTICLE 9

TERMINATION

Section 9.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the Sailfish Stockholder Approval has been obtained, by mutual written consent of Green Energy and Sailfish.

Section 9.02 Termination by Sailfish or Green Energy. This Agreement may be terminated at any time prior to the Closing, whether before or after the Sailfish Stockholder Approval has been obtained, by either Sailfish or Green Energy upon written notice to the other if:

(a) any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any Law that makes consummation of the Transactions illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 9.02(a) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the principal cause of or resulted in the action or event described in this Section 9.02(a) occurring;

(b) the Transactions shall not have been consummated on or before 5:00 p.m. Houston time, on May 31, 2018 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.02(b) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Transactions to occur on or before such date; or

(c) the Sailfish Stockholder Approval shall not have been obtained upon a vote taken at the Special Meeting (including adjournments, postponements, or recesses).

Section 9.03 Termination by Sailfish. This Agreement may be terminated at any time prior to the Closing by Sailfish if

(a) any of the Green Signing Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b), and (ii) is incapable of being satisfied or cured by the Green Signing Parties, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of the Green Signing Parties within 30 calendar days following receipt of written notice from Sailfish of such breach or failure to perform (“Green Terminable Breach”); provided that Sailfish is not then in Sailfish Terminable Breach of any representation, warranty, covenant or other agreement by Sailfish contained in this Agreement; or

(b) Apple or Ride shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Support Agreement, which breach or failure to perform (i) would give rise to the failure of the condition set forth in Section 8.01(i), and (ii) is incapable of being satisfied or cured by Apple or Ride, as applicable, prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by either or both of Apple and Ride within 30 calendar days following receipt of written notice from Sailfish of such breach or failure to perform (“AR Terminable Breach” and together with a Green Terminable Breach, a “Green Group Terminable Breach”); provided that Sailfish is not then in Sailfish Terminable Breach of any representation, warranty, covenant or other agreement by Sailfish contained in this Agreement.

Section 9.04 Termination by Green Energy. This Agreement may be terminated at any time prior to the Closing by Green Energy if:

(a) Sailfish shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01(i), Section 8.02(a) or Section 8.02(b), and (ii) is incapable of being satisfied or cured by Sailfish prior to the End Date or, if capable of being satisfied or cured, is not satisfied or cured by Sailfish within 30 calendar days following receipt of written notice from Green Energy of such breach or failure to perform (“Sailfish Terminable Breach”); provided that neither Green Signing Party is then in Green Terminable Breach of any representation, warranty, covenant or other agreement by the Green Signing Parties contained in this Agreement;

(b) Sailfish shall have breached its obligations under Section 7.01(d) or Section 7.05 in any material respect, provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(b) after Sailfish Stockholder Approval has been obtained;

(c) a Change of Recommendation has occurred (in respect of a Superior Proposal), provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(c) after Sailfish Stockholder Approval has been obtained; or

(d) a Change of Recommendation has occurred in respect of reasons other than a Superior Proposal, provided that Green Energy may not terminate this Agreement pursuant to this Section 9.04(d) after Sailfish Stockholder Approval has been obtained.

Section 9.05 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and in the event of the termination of this Agreement in compliance with this Article 9, such termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 9.01, Section 9.02, Section 9.03 or Section 9.04, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to the Confidentiality Agreement and this Section 9.05, Section 7.04, Section 9.06 and Article 1 and Article 10; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for intentional fraud or a Willful and Material Breach or any requirement to make the payments set forth in Section 9.06.

Section 9.06 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Transactions shall be consummated.

(b) If Green Energy terminates this Agreement pursuant to (i) Section 9.04(b) (Breach of Special Meeting/No Solicitation) or Section 9.04(c) (Change of Recommendation) in respect of a Superior Proposal, then Sailfish shall pay Green Energy the Termination Fee or (ii) Section 9.04(d) (Other Change of Recommendation) in respect of reasons other than a Superior Proposal, then Sailfish shall pay Green Energy the Sailfish IE Termination Fee. If any fee shall be payable pursuant to the immediately preceding sentence, the fee shall be paid no later than two Business Days after notice of termination of this Agreement. The fee shall be paid in cash by wire transfer of immediately available funds to an account designated by Green Energy.

(c) If either Sailfish or Green Energy terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), and Green Energy is then entitled to terminate this Agreement pursuant to Section 9.04(b) (Breach of Special Meeting/No Solicitation) or Section 9.04(c) (Change of Recommendation), Sailfish shall pay Green Energy the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Green Energy. The fee shall be paid no later than two Business Days after notice of termination of this Agreement.

(d) If either Sailfish or Green Energy terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), and Green Energy is then entitled to terminate this Agreement pursuant Section 9.04(d) (Other Change of Recommendation), Sailfish shall pay Green Energy the Sailfish IE Termination Fee in cash by wire transfer of immediately available funds to an account designated by Green Energy. The fee shall be paid no later than two Business Days after notice of termination of this Agreement.

(e) If (i) (A) Green Energy or Sailfish terminates this Agreement pursuant to Section 9.02(c) (Failure to Obtain Sailfish Stockholder Approval), (B) Sailfish terminates this Agreement pursuant to Section 9.02(b) (End Date), or (C) Green Energy terminates this Agreement pursuant to Section 9.04(a) (Sailfish Terminable Breach), (ii) on or before the date of any such termination a Competing Proposal shall have been announced, disclosed or otherwise communicated to the Sailfish Board (A) prior to the Sailfish Stockholders Meeting (in the case of a termination pursuant to clause (i)(A)) or (B) prior to the date of such termination (in the case of a termination pursuant to clauses (i)(B) or (i)(C)) and (iii) within 12 months after the date of such termination, Sailfish enters into a definitive agreement with respect to a Competing Proposal or consummates any transaction meeting the parameters of a Competing Proposal, then Sailfish shall pay Green Energy the Termination Fee, less any amount previously paid by Sailfish pursuant to this Section 9.06, in cash by wire transfer of immediately available funds to an account designated by Green Energy, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 9.06(e), any reference in the definition of Competing Proposal to “20% or more” shall be deemed to be a reference to “more than 50%.”

(f) If (i) this Agreement is terminated by (A) Sailfish or Green Energy pursuant to (1) Section 9.02(a) and such restraint, injunction or prohibition relates to any or all of the Mexican Granting Instruments or (2) Section 9.02(b) and all conditions in Section 8.01 and 8.02 have been satisfied or would be satisfied if the Closing were to occur on the End Date (other than any or all of the conditions set forth in Section 8.01(b)(ii) and Section 8.01(j)), or

(B) Sailfish pursuant to Section 9.03, and such Green Group Terminable Breach related to the Green Signing Parties’ obligations under this Agreement with respect to the consent, approval, or other authorization of any required Mexican Governmental Entity with respect to the Transactions, (ii) between the date of this Agreement and the date of such termination, any Green Entity, Apple Entity, and/or Ride Entity or any of their respective Representatives received a Green Competing Proposal, and (iii) within 12 months after the date of such termination, Green Energy, Green Production, Apple, Ride and/or any of their respective Affiliates enters into a definitive agreement with respect to a Green Competing Proposal or consummates any transaction meeting the parameters of a Green Competing Proposal, then Green Energy shall pay Sailfish the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Sailfish, on the earliest date of when such definitive agreement is executed or such transaction is consummated.

(g) If Green Energy terminates this Agreement pursuant to Section 9.04(a) (Sailfish Terminable Breach) then Sailfish shall pay Green Energy the Green Expenses in cash by wire transfer of immediately available funds to an account designated by Green Energy. The Green Expenses shall be paid no later than two Business Days after notice of termination of this Agreement. For purposes of this Agreement, “Green Expenses” shall mean a cash amount of up to $2,750,000 (the “Cap”) for all fees and expenses actually incurred by the Green Signing Parties and their respective Affiliates in connection with this Agreement and the Transactions, including all fees and expenses of counsel, investment banking firms and financial advisors (and their respective counsel), accountants, experts, consultants and other advisors and any other costs or expenses allocated to the Green Signing Parties pursuant to this Agreement.

(h) If Sailfish terminates this Agreement pursuant to Section 9.03 (Green Group Terminable Breach) then Green Energy shall pay Sailfish the Sailfish Expenses in cash by wire transfer of immediately available funds to an account designated by Sailfish. The Sailfish Expenses shall be paid no later than two Business Days after notice of termination of this Agreement. For purposes of this Agreement, “Sailfish Expenses” shall mean a cash amount of up to the Cap for all fees and expenses actually incurred by Sailfish and its Affiliates in connection with this Agreement and the Transactions, including all fees and expenses of counsel, investment banking firms and financial advisors (and their respective counsel), accountants, experts, consultants and other advisors and any other costs or expenses allocated to Sailfish pursuant to this Agreement.

(i) In no event shall (a) Green Energy be entitled to receive more than one payment of a termination fee, whether the Termination Fee or the Sailfish IE Termination Fee, or both the Termination Fee and the Sailfish IE Termination Fee or (b) Sailfish be entitled to received more than one payment of the Termination Fee. The Parties agree that (i) the agreements contained in this Section 9.06 are an integral part of the Transactions, (ii) neither the Termination Fee nor the Sailfish IE Termination Fee is a penalty, but each is liquidated damages, in a reasonable amount that will compensate such Party in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 9.06, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 9.06 and the specific performance remedies set forth in Section 10.05 shall be the sole and exclusive remedies of (i) the Green Signing Parties against Sailfish, New Sailfish and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Transactions to be consummated except in the case of intentional fraud or a Willful and Material Breach (in which case only Sailfish shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Sailfish, New Sailfish or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Sailfish in the case of intentional fraud or a Willful and Material Breach; and (ii) Sailfish, New Sailfish and Merger Sub against the Green Entities and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Transactions to be consummated except in the case of intentional fraud or a Willful and Material Breach (in which case only the Green Signing Parties shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Green Entities or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Green Energy in the case of intentional fraud or a Willful and Material Breach.

ARTICLE 10

GENERAL PROVISIONS

Section 10.01 No Survival of Representations and Warranties. None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 9.05, the termination of this Agreement pursuant to Article 9, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight mail, shall be deemed to have been duly given upon receipt) by delivery in person or overnight mail to the respective parties, delivery by facsimile transmission (providing confirmation of transmission) to the respective parties or delivery by electronic mail transmission (providing confirmation of transmission) to the respective parties. Any notice sent by facsimile transmission or electronic mail transmission shall be deemed to have been given and received at the time of confirmation of transmission. Any notice sent by electronic mail transmission shall be followed reasonably promptly with a copy delivered by overnight mail. All notices, requests, claims, demands and other communications hereunder shall be addressed as follows, or to such other address, facsimile number or email address for a Party as shall be specified in a notice given in accordance with this Section 10.02:

(a)	if to the Green Signing Parties:

Talos Energy LLC

500 Dallas St., Suite 2000

Houston, TX 77002

Attention: General Counsel

Facsimile: (713) 351-4100

Email: bmoss@talosenergyllc.com

with a further copy to (which shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Stephen M. Gill

                 Lande A. Spottswood

Facsimile: (713) 615-5956

Email: sgill@velaw.com

            lspottswood@velaw.com

(b)	if to Sailfish, New Sailfish and/or Merger Sub:

Stone Energy Corporation

625 East Kaliste Saloom Rd.

Lafayette, LA 70508

Attention: General Counsel

Facsimile: (337) 521-2072

Email: JaubertLS@StoneEnergy.com

with a copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 45th Floor

Houston, TX 77002

Attention: John Goodgame

                 Rebecca Tyler

Facsimile: (713) 236-0822

Email:       jgoodgame@akingump.com

                  rtyler@akingump.com

Section 10.03 Rules of Construction.

(a) When a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, such reference shall be to an Article, Section, Schedule, Annex or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, annexes, exhibits or other attachments to this Agreement. The Sailfish Disclosure Letter, the Green Disclosure Letter, all annexes and schedules hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto (including the Sailfish Disclosure Letter and the Green Disclosure Letter) unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” with respect to documents shall be deemed to include any documents included and available to Green Energy and its Representatives or Sailfish and its Representatives, as applicable, in the applicable virtual data rooms hosted by Donnelley Financial Solutions in connection with the Merger on or prior to 8:00 p.m. Houston, Texas time on Friday, November 17, 2017. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(b) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(c) The inclusion of any information in the Sailfish Disclosure Letter or the Green Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, that such information is required to be listed in the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, that such items are material to Sailfish and its Subsidiaries, taken as a whole, or Green and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Sailfish Material Adverse Effect or a Green Material Adverse Effect. The headings, if any, of the individual sections of each of the Sailfish Disclosure Letter and Green Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Sailfish Disclosure Letter and the Green Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Sailfish Disclosure Letter or the Green Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties of the applicable Party to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of an appropriate section of the Sailfish Disclosure Letter or the Green Disclosure Letter with respect to such other representations or warranties or an appropriate cross-reference thereto; provided, however, that no such disclosure shall be deemed to qualify Section 4.07(a), Section 4.07(c), Section 5.06(a), Section 5.06(c), Section 6.01 or Section 6.02, except to the extent disclosed as an exception to such Section in particular in the Sailfish Disclosure Letter or Green Disclosure Letter, as applicable.

(d) The specification of any dollar amount in the representations and warranties or covenants or otherwise in this Agreement or in the Sailfish Disclosure Letter or the Green Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

Section 10.04 Governing Law; Jurisdiction.

(a) THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

(b) Each of the Parties (i) irrevocably consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. Nothing in this Section 10.04 shall prevent any Party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any federal court located in the State of Delaware, as applicable. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby. The Parties hereby agree that mailing of process or other papers in connection with such action, suit, or proceeding in the manner provided by Section 10.02 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

Section 10.05 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party accordingly agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, including the consummation of the Transactions, and (ii) an injunction restraining such breach or threatened breach. In circumstances where the parties are obligated to consummate the Transactions and the Transactions have not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of the parties expressly acknowledges and agrees that the other party and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its stockholders, and that such other party on behalf of itself and its stockholders shall be entitled to enforce specifically the breaching party’s obligation to consummate the Transactions. Each Party accordingly agrees not to raise any objection to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.05. Each Party further agrees that no other Party and no other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.05, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 10.06 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 10.07 Assignment; No Third Party Beneficiaries.

(a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties and any purported assignment without such consent shall be void; provided that a Party may, without the prior written consent of the other Parties, assign any or all of its rights and obligations under this Agreement to one or more of its Affiliates; provided further that such assignment by a Party shall not limit or affect such Party’s obligations under this Agreement.

(b) Nothing in this Agreement shall be construed as giving any Person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that (i) after the Closing, each Indemnified Person is intended to be a third party beneficiary of Section 7.10 and may specifically enforce its terms and (ii) the Debt Providers and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or Representatives shall be third party beneficiaries of Section 9.05, Section 10.04 and this Section 10.07.

(c) Notwithstanding anything to the contrary herein, Sailfish agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Sailfish Related Parties”) that the Debt Providers and their Affiliates, stockholders and Representatives and each of their successors and assigns (i) shall be subject to no liability or claims by the Sailfish Related Parties arising out of or relating to this Agreement, the financing or the transactions contemplated hereby or in connection with the New Revolving Credit Facility, or the performance of services by such Debt Providers or their Affiliates or Representatives with respect to the foregoing and (ii) are express third party beneficiaries of this section (which may not be changed as to any Debt Provider without its prior written consent).

Section 10.08 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 10.09 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties shall be construed and enforced accordingly.

Section 10.10 Amendment. This Agreement may be amended by the Parties, at any time before or after approval of this Agreement and the Transactions by action by or on behalf of the respective Boards of Directors of the Parties or the stockholders of Sailfish; provided, however, that after the Sailfish Stockholder Approval, no amendment shall be made which by Law would require the approval of such stockholders, without first obtaining such approval. This Agreement (including the Sailfish Disclosure Letter and the Green Disclosure Letter) may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.11 Waiver. Any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Closing by any of the Parties entitled to the benefit thereof only by a written instrument signed by each such Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.12 Entire Agreement. This Agreement (together with the other Combination Agreements, the Confidentiality Agreement, and the other documents and instruments executed pursuant hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the Parties with respect to the subject matter hereof and thereof.

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IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized, all as of the date first written above.

STONE ENERGY CORPORATION

By:	/s/ Neal P. Goldman
Name:	Neal P. Goldman
Title:	Chairman of the Board

SAILFISH ENERGY HOLDINGS CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

SAILFISH MERGER SUB CORPORATION

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer and President

TALOS ENERGY LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer

TALOS PRODUCTION LLC

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President and Chief Executive Officer